8/23

06016263

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AEON Co., Ltd

*CURRENT ADDRESS

PROCESSED

AUG 24 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34806 FISCAL YEAR 2-20-06

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 8/23/06

082-34806

ANNEX B

April 5, 2006

AR/S 2-20-06

Brief Statement of Financial Results for the Fiscal Year ended February 2006

Name of the Listed Company: AEON Co., Ltd.
Securities Exchange where Listed: The First Section of Tokyo Stock Exchange
Security Code Number: 8267
Location of Head Office: Chiba-pref.
URL: http://www.aeon.info
Representative: Motoya Okada, Director and Representative Executive Officer
For Inquiries: Yuiken Tsutsumi, Vice President (Corporate Communications Department)
Telephone: +81-43-212-6042 (Pilot Number)
Date of the Meeting of the Board of Directors approving the Closing Account: April 5, 2006
US GAAP: Not applicable

1. Consolidated Earnings of the Fiscal Year ended February 20, 2006 (February 21, 2005~ February 20, 2006)

(1) Consolidated Operating Result

	Total Revenues	Operating Income	Recurring Profit
	Millions of Yen %	Millions of Yen %	Millions of Yen %
Fiscal Year ended February 2006	4,430,285 (5.6)	166,105 (13.2)	175,989 (12.7)
Fiscal Year ended February 2005	4,195,843 (18.3)	146,777 (11.0)	156,099 (18.8)

	Net Income	Net Income per Share	Net Income per Share after adjustment of potential shares	Return on equity (ROE)	Return on investment (ROI)	Ratio of recurring profit from operating income
	Millions of Yen (%)	Yen	Yen	%	%	%
Fiscal Year ended February 2006	28,932 (△53.4)	39.61	39.56	4.4	6.2	4.0
Fiscal Year ended February 2005	62,066 (12.2)	88.71	88.64	11.2	5.8	3.7

Note 1 Non-consolidated Subsidiaries on Equity Method Investment Profit:
Fiscal Year ended February 2006 2,040(millions of yen)
Fiscal Year ended February 2005 2,735(millions of yen)

Note 2 Average Number of Shares Outstanding (consolidated):
Fiscal Year ended February 2006 724,875,522 shares
Fiscal Year ended February 2005 697,568,136 shares

Note 3 Amendment to Accounting Method: Not applicable

Note 4 The percentage indications of Total Revenues, Operating Income, Recurring Profit and Net Income show the rate change compared to previous period.

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Millions of Yen	Millions of Yen	%	Yen
Fiscal Year ended February 2006	2,928,682	676,151	23.1	932.50
Fiscal Year ended February 2005	2,752,088	632,022	23.0	871.63

Note Number of shares outstanding on term end (consolidated):

Fiscal Year ended February 2006 724,863,651 shares

Fiscal Year ended February 2005 724,887,378 shares

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Closing Balance of Cash and Cash Equivalents
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Fiscal Year ended February 2006	137,054	△166,793	35,785	285,387
Fiscal Year ended February 2005	69,089	△125,190	49,787	274,366

(4) Matters concerning the Range of Consolidation and Equity Method

Number of Consolidated Subsidiaries: 130

Number of Equity Method Affiliates: 27

(5) Changes in the Range of Consolidation and Equity Method

Number of New Consolidated Subsidiaries: 6

Number of Excluded Consolidated Subsidiaries: 5

Number of New Equity-Method Affiliates: 3

Number of Excluded Equity-Method Affiliates: 2

2. Forecast of Consolidated Earnings Fiscal Year ending February 2007 (February 21, 2006～February 20, 2007)

	Total Revenues	Operating Income	Return on assets	Return on equity
	Millions of Yen	Millions of Yen	%	%
Whole Fiscal Year	4,670,000over	185,000～195,000	2.3～2.5%	10.0～10.5

[Footnotes: Translation Omitted]

(Attachment)

Status of Business Group



<<GENERAL MERCHANDISE STORES AND OTHER RETAIL OPERATIONS >>
(GMS)
Consolidated Subsidiaries
AEON Kyushu Co., Ltd.
Ryukyu JUSCO Co., Ltd.
AEON STORES (HONG KONG) CO. LTD.
AEON Co.(M)BHD
MYCAL Corporation
Aeon Marche +8 others
Equity-MethodAffiliates
Posful Corporation
Supply of merchandise
Rendering of service
Supply of merchandise
(Supermarkets)
Consolidated Subsidiaries
Maxvalu Hokkaido Co., Ltd.
Maxvalu Tohoku Co., Ltd.
Maxvalu Tokai Co., Ltd
Maxvalu Chubu Co., Ltd.
Maxvalu Nishinihon Co., Ltd.
Maxvalu Kyushu CO., Ltd
+2 others
Equity-Method Affiliates
Kasumi Co., Ltd.
(GMS)
AEON Co., Ltd.
(Company That Files the Consolidated Financial Statement)
(Convenience Stores)
Consolidated Subsidiaries
Ministop Co., Ltd.
+2 others
(Other Retail Stores)
Consolidated Subsidiaries
Aeon SuperCenter Co, Ltd(SuC)
Tachibana Department Store Co., Ltd. (Department Store)
+2 others
Equity-Method Affiliates
Sunday Co., Ltd. (Homecenter)
+ 1 other
Supply of merchandise
Supply of merchandise
In store branch
Store development and lease
Credit operating consignment
Offering of various services
In store branch
<<Specialty Store Operations>>
Consolidated Subsidiaries
Cox Co., Ltd.
The Talbots, Inc.
Blue Grass Co., Ltd.
Nustep Co., Ltd.
AEON Forest Co., Ltd.
+22 others
Equity-Method Affiliates
Claire's Nippon Co., Ltd.
Medical Ikkou Co., Ltd.
WELCIA KANTO Co, Ltd
Kraft Inc.
Terashima Co.,Ltd.
TAKA-Q Co,Ltd
YAMAYA Co.
TURUYA Co. Ltd +2 others
<<Development Operations>>
Consolidated Financial Statement Filing Company
AEON Co., Ltd.
Consolidated Subsidiaries
AEON Mall Co., Ltd.
+19 others
Equity-Method Affiliates
Diamond City Co., Ltd.
+ 8 others
<<Service and Other Operations>>
Consolidated Subsidiaries
AEON Credit Service Co., Ltd.
AEON Credit Service (Asia) Co., Ltd.
AEON Thana Sinsap (Thailand) Plc. (Finance)
AEON Fantasy Co., Ltd. (Amusement)
Gourmet D'Or Co., Ltd. (Restaurant)
Japan Maintenance Co., Ltd.
AEON Techno Service Co., Ltd. (Maintenance)
Aic,Inc. (Import and Export and Wholesale trade)
CERTO Corporation
ZWAI Co., LTD. +46 others
Equity-Method Affiliates total 5

[Footnotes: Translation Omitted]

Management Policy

1. General Management Policy
[Translation Omitted]

2. Basic policy regarding profit distribution
(1) Medium and Long Term Policy:
[Translation Omitted]
(2) Profits and Dividends distribution scheduled for FYE February 2006
[Translation Omitted]
(3) Profits distribution for FYE Feb, 2007 (scheduled)

3. Basic policy regarding the reduction in minimum investment unit
[Translation Omitted]

4. Medium and Long Term Management Strategy
[Translation Omitted]
(1) Medium to Long Term Objective: Foster global competitiveness.
[Translation Omitted]
(2) Medium Term Strategy:
① Promotion of Group Growth Strategy
[Translation Omitted]
② Establishment of Group Financial Ground which support growth
[Translation Omitted]
③ Establishment of Corporate Ethics
[Translation Omitted]

5. Status of the Implementation of the "Corporate Governance Reform" for the current period.
(1) Overview
[Translation Omitted]
(2) Company with Committees System in AEON Co., Ltd.
[Translation Omitted]
(3) Development of infrastructures necessary for effective Corporate Governance
[Translation Omitted]
(4) Development of infrastructures necessary for effective internal control system
[Translation Omitted]
(5) Appointment standards for outside directors
[Translation Omitted]

(6) Status of implementation necessary for effective "Risk Control System"
[Translation Omitted]

7. Status of the "Group Management Reform" for the Current Period.
[Translation Omitted]

8. Fulfillment of Social Responsibility as a Corporate Citizen.
[Translation Omitted]

9. New initiatives for the Current Period

(1) Promotion of alliance and acquisition strategy
[Translation Omitted]

(2) Status of financial services segment
[Translation Omitted]

(3) Status of Drug Store operations
[Translation Omitted]

(4) Strengthen the financial base through Aeon group
[Translation Omitted]

10. Matters to be resolved

(1) Response to the Japanese law called 'Machizukuri Sanpou' to which limit the consumer's choice
[Translation Omitted]

(2) Maximizing the effectiveness of alliance and acquisition
[Translation Omitted]

Operating Results and Financial Conditions

1. Operating Results

(Outline of Current Period)

① Status of General Performance

[Translation Omitted]

② Status of Segments by Types of Business

[Translation Omitted]

2. Financial Conditions

[Translation Omitted]

3. Prospects of the next Period

[Translation Omitted]

Important Matters in Forming the Basis of Preparing the Interim Consolidated Financial Charts
[Translation Omitted]

Amendments in Accounting Processing Method
[Translation Omitted]

Amendments in Indication Method
[Translation Omitted]

Additional Information
[Translation Omitted]

Footnotes
[Translation Omitted]

CONSOLIDATED BALANCE SHEET

(unit: millions of yen)

Item	Consolidated Fiscal Year End for this period (February 20, 2006)		Consolidated Fiscal Year End for previous period (Feburuary 20, 2005)	
	Amount	Ratio	Amount	Ratio
(Assets)		%		%
I Current Assets				
1 Cash on hand and in bank	292,375		278,934	
2 Notes receivable and accounts receivable	254,896		214,019	
3 Marketable securities	6,478		6,603	
4 Merchandise inventories	286,546		287,894	
5 Deferred tax assets	25,873		20,513	
6 Finance receivables	439,365		355,041	
7 Others	100,502		102,970	
Allowance for doubtful accounts	△ 29,804		△ 22,248	
Total Current Assets	1,376,235	47.1	1,243,728	45.1
II Fixed Assets				
(1) Tangible Fixed Assets				
1 Buildings and structures				
less: accumulated amortization	612,757		600,953	
2 Furnirture and fixtures				
less: accumulated amortization	99,833		93,323	
3 Land	230,490		236,003	
4 Construction in progress	21,120		15,482	
5 Others				
less: accumulated amortization	423		257	
Total Tangible Fixed Assets	964,625	32.9	946,021	34.4
(2) Intangible Fixed Assets				
1 Software	28,912		30,803	
2 Others	23,157		25,270	
Total Intangible fixed Assets	52,070	1.8	56,074	2.1
(3) Investments and other assets				
1 Investment securities	151,566		113,975	
2 Deferred tax assets	28,187		25,898	
3 Fixed leasehold deposits to lessors	302,412		322,445	
4 Store rent suspence accounts	9,579		5,540	
5 Others	77,677		101,011	
Allowance for doubtful accounts	△ 33,930		△ 63,121	
Total investment and other assets	535,493	18.3	505,749	18.4
Total fixed assets	1,552,189	52.9	1,507,845	54.9
III Deferred Assets				
1 Equity finance expense	257		515	
Total deferred assets	257	0.0	515	0.0
Total Assets	2,928,682	100.0	2,752,088	100.0

Item	Consolidated Fiscal Year End for this period (February 20, 2006)		Consolidated Fiscal Year End for previous period (Feburuary 20, 2005)	
	Amount	Ratio	Amount	Ratio
(Liabilities)		%		%
I Current Liabilities				
1 Notes and accounts payable - trade	498,424		485,169	
2 Short-term borrowings (other than commercial paper)	95,713		78,985	
3 Curernt portion of long-term debt	101,996		113,965	
4 Current portion of bonds	20,050		22,765	
5 Commercial paper	11,000		1,000	
6 Income taxes payable	41,737		26,948	
7 Accrued bonuses	11,877		8,711	
8 Provision for store closing expenses	6,810		6,124	
9 Current portion of obligations under reorganization proceedings	1,892		16,660	
10 Note payable for properties	51,756		54,353	
11 Current portion of impairment loss on leased assets	1,986		-	
12 others	218,512		233,071	
Total Current Liabilities	1,061,757	36.3	1,047,757	38.1
II Fixed Liabilities				
1 Bonds	174,061		125,150	
2 Long-term debt	455,018		396,966	
3 Deferred tax liabilities	9,821		8,722	
4 Reserves for retirement grants	38,866		33,313	
5 Reserves for retirements grants for retiring directors and corporate auditors	1,578		1,525	
6 Provision for store closing expenses	8,670		5,576	
7 Provision for contingent liabilities	2,162		1,790	
8 Obligations under reorganization proceedings	14,563		60,953	
9 Lease deposits from lessees	163,789		153,474	
10 Impairment loss on leased assets	5,795		-	
11 Negative goodwill	64,657		75,966	
12 Others	19,507		7,404	
Total Fixed Liabilities	958,492	32.7	870,842	31.6
Total of Liabilities	2,020,249	69	1,918,599	69.7
(Minority Interests)				
Minority Interests	232,280	7.9	201,465	7.3
(Shareholders` Equity)				
I Common Stock	101,798	3.5	101,798	3.7
II Capital surplus	167,710	5.7	167,710	6.1
III Retained earnings	376,532	12.8	356,004	12.9
IV Unrealized gain on available-for-sale securities	28,028	1	12,454	0.5
V Foreign currency translation adjustments	2,845	0.1	△ 5,222	-0.2
VI Treasury Stock-at cost	△ 763	-0.0	△ 721	-0.0
Total of equity	676,151	23.1	632,022	23
Total of Liabilities, Minority Interests and Shareholders` Equity	2,928,682	100.0	2,752,088	100.0

CONSOLIDATED PROFIT AND LOSS STATEMENTS

(unit: millions of yen)

Item	Consolidated Fiscal Year End for this period (February 21, 2005 – February 20, 2006) Amount		Ratio	Consolidated Fiscal Year End for previous period (February 21, 2004 – February 20, 2005) Amount		Ratio
			%			%
I Net sales		4,040,600	100.0		3,813,635	100.0
II Cost of sales		2,895,595	71.7		2,782,590	73.0
Gross profit on sales		1,145,005	28.3		1,031,044	27.0
III Other operating revenue		389,684	9.7		382,208	10.0
Gross profit		1,534,690	38.0		1,413,253	37.0
IV Selling, general and administrative expenses						
Advertizing expense	88,086			80,635		
Provision for doubtful accounts	28,415			24,471		
Employee salaries and bonuses	474,842			441,497		
Provision of bonuses	11,877			8,711		
Legal employee benefits expense	71,515			67,125		
Charges for utilities	74,472			69,424		
Depreciation and amortization	97,692			91,177		
Mentenance fee	88,908			83,637		
Land and house rent	217,576			200,590		
Others	215,197	1,368,584	33.9	199,204	1,266,476	33.2
Operating income		166,105	4.1		146,777	3.8
V Non-operating income						
Interest income	1,950			1,297		
Dividend income	988			894		
Amortization of negative goodwill	8,452			9,150		
Equity in earnings of affiliated companies	2,040			2,735		
Penalties from tenants	1,686			1,254		
Others	6,873	21,992	0.6	6,125	21,457	0.6
VI Non-operating expenses						
Interest expense	6,601			6,929		
Others	5,507	12,108	0.3	5,205	12,135	0.3
Recurring profit		175,989	4.4		156,099	4.1
VII Extrâordinary profit						
Gain on sale of fixed assets	1,399			3,117		
Gain on sale of investment securities	2,863			7,382		
Gain on reversal of provision for doubtful accounts	11,685			-		
Gain on reversal of provision for store closing expenses	5,391			-		
Gain on provision for reserves for retirement grants	-			3,800		
Others	6,030	27,370	0.7	9,634	23,934	0.6
VIII Extraordinary loss						
Loss on retirement of fixed assets	2,611			3,401		
Impairment loss	83,335			-		
Provision for allowance for doubtful accounts	2,193			1,556		
Loss on sale of fixed leasehold deposits to lessors	2,431			1,947		
Write off cost for fixed assets	-			5,842		
Provision for allowance for store closing	5,106			5,169		
Loss on revision of retirement benefit plan	-			7,006		
Loss on prior period adjustment	-			4,466		
Others	7,438	103,115	2.6	13,820	43,211	1.1
Net Income before income taxes		100,244	2.5		136,823	3.6
Corporation Tax	61,531			43,589		
Adjustments for corporation tax	△ 17,963	43,568	1.1	5,687	49,277	1.3
Minority interests		27,743	0.7		25,479	0.7
Net Income for this period		28,932	0.7		62,066	1.6

CONSOLIDATED STATEMENTS OF SURPLUS

Item	Consolidated Fiscal Year End for this period (February 21, 2005 – February 20, 2006)		Consolidated Fiscal Year End for previous period (February 21, 2004 – February 20, 2005)	
Capital Surplus				
I Beginning Balance of Capital Surplus		167,710		117,235
II Increase in Capital Surplus				
Issue of new shares by capital increase	-		50,472	
Gain on disposal of treasury stocks	0	-	2	50,474
III Ending Balance of Capital Surplus		167,710		167,710
Retained earnings				
I Begging balance of retained earnings		356,004		300,101
II Increase in retained earnings				
Net income	28,932		62,066	
Increase in retained earnigs applied to U.S GAAP	554		770	
Increase in retained earnings exemption from equity method	-	29,486	643	63,479
III Decrease in retained earnings				
Dividends	8,698		7,326	
Bonus to directors and corporate auditors	260	8,958	251	7,577
IV Ending balance of retained earnings		376,532		356,004

CONSOLIDATED STATEMENT OF CASH FLOW

Item	Consolidated Fiscal Year End for this period (February 21, 2005 February 20, 2006)	Consolidated Fiscal Year End for previous period (February 21, 2004 February 20, 2005)
I Cash Flows from Operating Activiries		
Income before taxes and minority interests	100,244	136,823
Depreciation expenses and amortization	103,871	96,797
Amortization of fixed assets	-	5,842
Amortization of negative goodwill-net	△ 8,452	△ 9,150
Increase in allowance for doubtful accounts	19,061	24,763
Increase in reserves for bonus	2,970	94
Increase in employees retirement benefit	5,181	4,501
Increase in provision for store closing expenses	4,222	3,945
Interest and dividend income	△ 2,939	△ 2,191
Interest expense	6,601	6,929
Foreign exchange(gain) loss	9	138
Equity in losses (earnings) of affiliated companies	△ 2,040	△ 2,735
Gain on sale of fixed assets	△ 1,399	△ 3,117
Loss on sale or retirement of fixed assets	3,111	5,098
Impairment loss	83,335	-
Loss on sale of fixed leasehold deposits to lessors	-	2,575
Capital gain (loss) on sale of securities	△ 2,670	△ 6,518
Gain from forgiveness of debt	△ 5,391	△ 1,540
Gain on provision for reserves for retirement grants	-	△ 3,800
Loss on revision of retirement benefit	-	7,006
Increase in trade receivable	△ 34,810	△ 47,750
Decrease(increase) in inventory assets	9,681	△ 21,245
Increase in finance receivables	△ 86,017	△ 62,007
Increase(decrease) in notes and accounts payable-trade	3,738	3,751
Net increase/(decrease) in other assets or debt	△ 13,301	9,080
Orhers	6,289	8,700
Sub-total	191,293	155,990
Interest and dividend received	3,332	2,344
Interest paid	△ 6,671	△ 6,867
Purchases of transition to defined contribution pension plan	-	△ 39,155
Income taxes paid	△ 50,900	△ 43,222
Cash Flows from Operating Activities	137,054	69,089

II Cash Flows from Investing Activities		
Purchases of marketable securities	△ 5,000	△ 5,000
Proceeds from sale of marketable securities	6,102	3,760
Purchases of properties	△ 199,182	△ 174,817
Proceeds from sale of properties	24,194	38,828
Purchases of investment securities	△ 13,078	△ 5,578
Proceeds from sales of investment securities	5,699	16,681
Cash paid in conjunction with the purchases of consolidated subsidiaries	△ 8,273	△ 2,427
Cash received (paid) in conjunction with the sale of consolidated subsidiaries	51	△ 1,538
Paymenrs for fixed leasehold deposits to lessors	△ 25,209	△ 24,186
Collection of fixed leasehold deposits to lessors	36,899	27,612
Proceeds from lease deposits from lessees	19,132	19,673
Repayments of lease deposits from lessees	△ 12,958	△ 15,984
Others	4,829	△ 2,214
Cash Flows from Investing Activities	△ 166,793	△ 125,190
III Cash Flows from Financing Activities		
Net increase (decrease) in short-term borrowings and commercial paper	24,009	△ 43,583
Proceeds from long-term debt	146,846	146,149
Repayments of long-term debt	△ 115,933	△ 82,782
Proceeds from bonds issued	68,265	9,935
Repayments of redemption of debenture	△ 22,830	△ 50
Proceeds from issue of shares	-	100,210
Repayments of obligations under reorganization proceedings	△ 48,353	△ 60,061
Proceeds from issuance of subsidiaries' stock to minority shareholders	909	7,111
Repurchases of subsidiaries' stock from minority sbareholders	△ 2,485	△ 6,493
Dividends paid to shareholders	△ 8,698	△ 7,326
Dividends paid to minority shareholders	△ 5,903	△ 5,195
Others	△ 42	△ 8,125
Cash Flows from Financing Activities	35,785	49,787
IV Foreign currency translation adjustment on cash and cash equivalents	4,974	△ 1,042
V Net increase(decrease) in cash and cash equivalents	11,020	△ 7,356
VI Initial cash and cash equivalents	274,366	281,723
VII Closing balance of cash and cash equivalents	285,387	274,366

Unconsolidated Balance Sheets <AEON>

(unit:millions of yen)

Item	Fiscal Year End for this period (February 20, 2006) Amount		Ratio	Previous Fiscal Year End (February 20, 2005) Amount		Ratio
(Assets)			%			%
I Current Assets						
Cash and cash equivalents		76,400			52,175	
Notes receivable		405			368	
Accounts receivable		13,602			12,753	
Merchandise inventories		114,916			128,240	
Inventories other than merchandize		368			426	
Prepaid expense		2,439			2,558	
Dffered tax assets		6,653			7,499	
Other account receivables		23,277			24,334	
Collection of Fixed leasehold deposit within one year		5,716			5,213	
Others		8,541			4,372	
Allowance for doubtful accounts		△ 214			△ 164	
Total Current Assets		252,106	23.1		237,777	22.9
II Fixed Assets						
Tangible Fixed Assets						
Buildings	-			456,183		
less: accumulated amortization	-	234,245		227,068	229,115	
Property	-			61,903		
less: accumulated amortization	-	23,029		38,137	23,766	
Machinery	-			91		
less: accmulated amortization	-	11		74	17	
Equipment	-			76,440		
less: accmulated amortization	-	24,434		50,951	25,488	
Land		86,894			84,949	
Construction in progress		9,754			7,579	
Total tangible fixed assets		378,370	34.6		370,916	35.7
Intangible Fixed Assets						
Lease		101			1,191	
Trademark right		424			478	
software		17,030			20,556	
Tenant		414			461	
Telephone		206			207	
Others		623			682	
Total Intangible Assets		18,801	1.7		23,578	2.3
Investments and other assets						
Investment securities		81,957			56,842	
Stock of subsidiaries and affiliates		148,836			123,957	
Capital contribution		5,034			5,014	
Capital contribution of subsidiaries and affiliates		1,305			1,309	
Long-term loan receivables		621			1,215	
Doubtful accounts		22,281			31,206	
Prepaid expense for long-term debt		20,033			22,351	
Deffered tax assets		17,938			23,135	
Fixed leasehold deposits to lessors		164,864			176,475	
Store rent suspence accounts		7,516			2,339	
Others		1,551			1,890	
Allowance for doubtful accounts		△ 28,807			△ 39,742	
Total of investments and other assets		443,132	40.6		405,995	39.1
Total fixed assets		840,304	76.9		800,491	77.1
III Deferred Assets						
Stock issue costs		257			515	
Total Deferred Assets		257	0		515	0
Total of Assets		1,092,668	100.0		1,038,783	100.0

Item	Fiscal Year End for this period (February 20, 2006)		Previous Fiscal Year End (February 20, 2005)	
(Liabilities)	Amount	Ratio	Amount	Ratio
I Current Liabilities		%		%
Notes Payable	26,112		79,973	
Accounts Payable	150,546		101,896	
Short-term borrowings (other than commercial paper)	8,400		11,000	
Curernt portion of long-term debt	16,058		30,158	
Current portion of bonds	20,000		20,000	
Accounts payable-other	22,364		21,994	
Accrued expences	22,045		21,569	
Income taxes payable	8,232		539	
Accrued consumptuion taxes	4,955		3,890	
Advance payments received	1,813		1,900	
Deposits payable	72,085		55,346	
Accrued bonuses	4,474		3,574	
Provision for store closing expenses	3,782		2,016	
Acceptance payable for facilities	32,465		22,620	
Gift Certificates outstanding	15,920		15,169	
Others	5,300		7,877	
Total current liabilities	414,558	37.9	399,529	38.4
II Fixed Liabilities				
1 Bonds	80,000		65,000	
2 Long-term debt	66,769		53,888	
4 Reserve for retirement grants	8,194		4,475	
5 Provisions for losses on investment	4,612		2,814	
6 Provision for store closing expenses	399		2,352	
7 Provision for contingent liabilities	2,160		1,790	
8 Lease deposits from lessees	88,620		90,331	
9 Others	2,290		1,398	
Total Fixed Liabilities	253,046	23.2	222,051	21.4
Total of Liabilities	667,604	61.1	621,581	59.8

Item	Fiscal Year End for this period (February 20, 2006)			Previous Interim Fiscal Year (February 20, 2005)		
	Amount		Ratio	Amount		Ratio
(Shareholders` Equity)			%			%
I Common stock		101,798	9.3		101,798	9.8
Ⅱ Capital surplus						
1.Additional paid-in capital		167,707			167,707	
2.Other capital surplus		3			2	
Total capital smplus		167,710	15.4		167,710	16.2
Ⅲ Retained earnings						
1.Legal reserve		11,770			11,770	
2.Voluntary reserves		109,152			109,339	
Unappropriated retained earnings		11,723			17,952	
Total retained earnings		132,645	12.1		139,061	13.4
Ⅳ Unrealized gain on available-for-sale securities		23,673	2.2		9,354	0.9
V Treasury stock		△ 763	△ 1.0		△ 721	△ 0.1
Total of Shareholders` equity		425,064	38.9		417,202	40.2
Total of Shareholders`Liabilities and Equity		1,092,668	100.0		1,038,783	100.0

UNCONSOLIDATED PROFIT AND LOSS STATEMENTS (AEON)

Item	This Fiscal Year (February 21, 2005 – February 20, 2006) Amount		Ratio	Previous Fiscal Year (February 21, 2004 – February 20, 2005) Amount		Ratio
			%			%
I Net sales		1,785,379	100.0		1,734,661	100.0
II Cost of sales						
Begginig balance of Inventories	128,240			119,926		
Purchase	1,312,484			1,305,205		
Total	1,440,725			1,425,131		
	5,038			2,346		
Ending balance of Inventories	114,916	1,320,770	74.0	128,240	1,294,544	74.6
Gross profit on sales		464,608	26.0		440,116	25.4
III Rental and other revenues						
Gain on leased assets	77,494			68,381		
Gain on selling and underwriting fee	30,036	107,530	6.0	27,239	95,621	5.5
Gross profit		572,139	32.0		535,737	30.9
IV Selling, general and administrative expenses						
Advertizing expense	33,169			32,369		
Provision for doubtful accounts	56			69		
Employee salaries and bonuses	197,449			182,644		
Provision of bonuses	4,474			3,574		
Legal employee benefits expense	30,480			27,943		
Charges for utilities	31,811			30,960		
Depreciation and amortization	41,073			40,461		
Mentenance fee	36,613			36,144		
Land and house rent	96,738			89,753		
Others	75,975	547,842	30.6	74,424	518,345	29.9
Operating Income		24,297	1.4		17,392	1.0
V Non-operating income						
Interest income	697			590		
Dividend income	9,601			8,081		
Others	3,543	13,842	0.7	3,261	11,933	0.7
VI Non-operating expenses						
Interest expense (excluding bond coupons)	1,504			1,845		
Interest expense (bond coupons only)	2,106			1,811		
Provision for bad debt	1,194			932		
Provision for contingent losses	52			342		
Others	2,164	7,021	0.4	1,953	6,886	0.4
Recurring profit		31,117	1.7		22,439	1.3
VII Extraordinary profit						
Gain from reversal for allowance for doubtful accounts	5,510			-		
Gain on sales of affiliated companies	3,482			8,283		
Receipts from insurance due to natural disaster	1,756			740		
Gain on sales of fixed assets	-			1,356		
Others	802	11,552	0.7	571	10,951	0.6
VIII Extraordinary loss						
Impairment loss	32,397			-		
Loss provision for investment	2,128			-		
Losses due to natural disasters	852			1,371		
Loss due to changes in retirement plan	-			4,669		
Write-off cost for fixed assets	-			4,367		
Unrealized loss on stocks of subsidiaries	-			1,861		
Provision for store closing expenses	-			986		
Nonrecurring Depreciation of Fixed Asset	-			697		
Others	1,857	37,236	2.1	1,826	15,779	0.9
Income before tax		5,433	0.3		17,611	1.0
Corporation and other taxes	6,813			1,195		
Adjustments of corporation and other taxes	△ 3,662	3,150	0.2	4,034	5,229	0.3
Net Income		2,282	0.1		12,382	0.7
Retained earnings carried forward		9,440			5,570	
Unappropriated retained earnings		11,723			17,952	

UNCONSOLIDATED STATEMENT OF RETAINED EARNINGS (AEON)

(unit: millions of yen)

Item	Fiscal Year End for this period (February 21, 2005 – February 20, 2006) Amounts		Fiscal Year End for previous period (February 21, 2004 – February 20, 2005) Amounts	
I Unappropriated retained earnings		11,723		17,952
II Reversal of voluntary reserve				
1) Reversal of reserve for special amortization	291		306	
2) Reversal of reserve for reduction entries for fixed assets	404		451	
3) Reversal of special reserve for reduction entries for fixed assets	361	1,057	300	1,059
		12,780		19,011
III Appropriated retained eanings				
1 Cash dividends	10,872		8,698	
2 Voluntary reserve				
1) Reserve for special amortization	209		210	
2) Reserve for reduction entries for fixed assets	361		300	
3) Special reserve for reduction entries for fixed assets	2	11,446	361	9,570
IV Retained earnings carried forward to the next term		1,333		9,440
Date of Boards' approval	April 5th, 2006		April 6th, 2005	

1)

Partial Amendment of the Articles of Incorporation

You are hereby notified that the Board of Directors, at their meeting held on April 5, 2006, resolved to propose a "Partial Amendment to the Articles of Incorporation" at the 81st ordinary general meeting of shareholders to be held on May 12, 2006, as follows.

Description

1. Reason for the amendment

1) Since not only were necessary provisions newly established, but appellations and quoted provisions were also modified in accordance with the enforcement of the Corporate Law (Law No. 86 in 2005, which became effective on May 1, 2006), the modification of and change in the number of Articles shall be made.

2) Our permanent and long-lasting basic philosophy should be established as new Articles.

3) The business object is augmented to correspond to the business domain expansion.

4) Since the "Law that Revises a Part of the Commercial Code to Introduce the Electronic Public Notice System" (Law No. 87, 2004) was

enforced on February 1, 2005 and the electronic public notices became effective, we shall make the necessary amendment to establish the adoption of the electronic public announcement system as well as a preliminary public announcement method, in which we consider such factors as the recent enhanced popularity of the Internet, improvement in the convenience of a public announcement function and reduction in the public notice cost, by placing public announcements on a homepage instead of conventional public announcements via newspapers.

2. Content of the amendment

The content of the amendment is as follows.

(Amended parts are underlined.)

Current Articles of Incorporation	Amendment plan
CHAPTER I. GENERAL PROVISIONS (Business Name) Article 1 (Text omitted) (Newly established)	CHAPTER I. GENERAL PROVISIONS (Business Name) Article 1 (Same as at present) (Basic Principles) Article 2 AEON shall, with our customers as our principals, stick with the invariable principle that we should pursue peace as well as continuous improvement of the corporate value, esteem human beings in order to contribute to the local communities, and realize the idea that "The customer is always right."

2)

(Amended parts are underlined.)

Current Articles of Incorporation	Amendment plan
(Newly established)	Basic principle is "Our customers are our principals": AEON's eternal mission is contribution to our customers, and the Corporate Group shall spare no pain in giving consideration to the customers. Basic Philosophy is "Peace": AEON is a corporate group that continuously pursues peace through the prosperity of our business. Basic principle is "Human being": AEON is a corporate group that esteems human beings and values personal relationships. Basic principle is "Local communities": AEON is a corporate group that continues to contribute to the local communities by spreading its roots in the local day-to-day life.
(Object) Article 2 The object of the Company shall be to engage in the following businesses. 1.-26. (Text omitted)	(Object) Article 3 The object of the Company shall be to engage in the following businesses. 1.-26. (Same as at present)
(Newly established)	27. Selling and leasing of designated welfare products and designated nursing and preventive products in accordance with the long term Care Insurance Law.
27. (Text omitted)	28. (Same as at present with the section number reduced.)
28. By holding the shares of the companies which engage in the businesses prescribed in the preceding paragraphs, we shall control/manage the business activities of the said companies.	29. By holding the shares of the companies which engage in the businesses and the banking business prescribed in the preceding paragraphs, we shall control/manage the business activities of the said companies.
(HQ Address) Article 3 (Text omitted)	(HQ Address) Article 4 (Same as at present)
(Public Notice Method) Article 4 Public notices of the Company shall be provided in "The Nihon Keizai Shimbun".	(Public Notice Method) Article 5 Public notice method of the
(Company Where Committees, etc. Are Installed) Article 5 "Section 4 of the Special	

Provisions for Companies with Committees in Chapter II of the Special Provisions for Large Companies, etc." in the "Law for Special Provisions for the Commercial Code Concerning Audits, etc., of Kabushiki-Kaisha (Joint Stock Companies) (hereinafter "LSPCCCA") shall apply to the Company. CHAPTER II. SHARES (Total Shares, Number of Shares Constituting One Share Unit, and Non-issuance of Less Than One Share Unit Certificate) Article 6 The total number of shares to be issued by the Company shall be 2.4 billion shares. However, if cancellation of shares is executed, the number of shares is reduced by the corresponding number. The number of shares constituting one share unit [*tangen*, in Japanese language] of the Company shall be one hundred (100) shares. The Company shall not issue share certificates of less than one share unit (hereinafter "Less Than One Share Unit") unless otherwise specified in the Share Handling Regulations.	Company shall be the electronic public notice. However, if an accident which prevents electronic public notices occurs or under unavoidable circumstances, the public notices of the Company shall be provided in "The Nihon Keizai Shimbun". (Organizations) Article 6 The Company shall have the following organizations besides general meetings of stockholders and directors. 1. Board of Directors 2. Nomination Committee, Audit Committee, and Compensation Committee 3. Operating Officer 4. Accounting Auditor CHAPTER II. SHARES (Total Number of Shares Authorized to be Issued, Issue of Share Certificates, Number of Shares Constituting Minimum unit of shares, and Non-issuance of certificates for share less than a unit) Article 7 The total number of shares authorized to be issued shall be 2.4 billion shares. (Deleted) The number of shares constituting one share unit [*tangen*, in Japanese language] of the Company shall be one hundred (100) shares. The Company shall issues share certificates for its stock. However, the Company shall not issue share certificates less than one share unit (hereinafter "Less Than One Share Unit") except for the cases specified in the Share Handling Regulations.

3)

(Amended parts are underlined.)

Current Articles of Incorporation	Amendment plan
(Acquisition of Treasury Stock) Article 7 The Company may buy treasury stock under Article 211-3, Clause 1, Paragraph 2 of the Commercial Code of Japan by resolution of the Board of Directors.	(Deleted)
(Make-up Purchase of Less Than One Share Unit Shares) Article 8 Any shareholder (including beneficial shareholders) who has Less Than One Share Unit [*tangen*, in Japanese language] of shares of the Company is, in accordance with the Share Handling Regulations, entitled to request the Company to sell to the shareholder such an amount of shares which would be enough to fill up a shortage to make the said Less Than One Share Unit an integral one share unit. However, this does not apply if the Company doesn't have shares necessary to satisfy the request.	(Make-up Purchase of Less Than One Share Unit Shares) Article 8 Any shareholder (including beneficial shareholders, hereinafter the same interpretation being applicable) who has Less Than One Share Unit [*tangen*, in Japanese language] of shares of the Company is, in accordance with the Share Handling Regulations, entitled to request the Company to sell to the shareholder a sufficient amount of shares to make up the shortage and make the said Less Than One Share Unit an integral share unit. However, this does not apply if the Company doesn't have shares necessary to satisfy the request.
(Transfer Agent) Article 9 The Company shall have a transfer agent for the shares of the Company. The transfer agent and its handling office shall be selected by resolution of the Board of Directors and public notice shall be given in regard thereto. The register of shareholders, the register of beneficial shareholders, and the register of lost stock certificates of the Company shall be kept at the handling office of the transfer agent and all the business relating to shares, such as registration of share transfers shares, pledge registration and denotation of trust funds or cancellation of them, re-bestowal of share certificates, acceptance of various notifications, acceptance of notices from	(Administrator of the Shareholder List) Article 9 The Company shall have an administrator for the shareholder list. The administrator of the shareholder list and its handling office shall be selected by resolution of the Board of Directors and public notice shall be given in regard thereto. Preparation and maintenance of the Company's register of shareholders, (including the register of beneficial shareholders; hereinafter the same interpretation being applicable), the original register of new share subscription rights, the register of lost stock certificates, as well as the other office work related to the list of shareholders, the original register of

beneficial shareholders, purchases and make-up purchases relating to Less Than One Share Unit shares, registration of lost stock certificates, etc. shall be handled by the transfer agent, and shall not be transacted by the Company.	preemptive rights for new shares, and the register of lost stock certificates shall be committed to the agent of the shareholders list, and shall not be transacted by the Company.
(Record Date) Article 10 The Company shall deem the shareholders (including beneficial shareholders, hereinafter the same interpretation being applicable) who are described (including recorded ones, hereinafter the same interpretation being applicable) in the register of shareholders and in the register of beneficial shareholders at the close of the account settlement each year to be the shareholders entitled to exercise shareholders' right at the ordinary general meeting of shareholders for the settlement period. In addition to the preceding paragraph, whenever necessary, the Company may, by resolution of the Board of Directors and upon giving prior public notice, deem the shareholders and the registered pledges described in the register of shareholders and in the register of beneficial shareholders on a certain date to be the shareholders or the pledges entitled to exercise their rights.	(Deleted)
(Share Handling Regulations) Article 11 The Company's types of share certificates, registration of transfers of shares, purchase of and make-up purchases relating to Less Than One Share Unit shares, register of lost stock certificates, description or record on the register of beneficial shareholders, acceptance of notices from beneficial shareholders, and any other transactions and fees relating to the shares shall be in accordance with the provisions of the Share Handling Regulations.	(Share Handling Regulations) Article 10 Handling and fees concerning the shares of the Company shall be in accordance with the Share Handling Regulations in addition to laws/ordinances and the Articles of Incorporation.

4)

(Amended parts are underlined.)

Current Articles of Incorporation	Amendment plan
CHAPTER III. GENERAL MEETING OF SHAREHOLDERS.	CHAPTER III. GENERAL MEETING OF SHAREHOLDERS.
(Convocation of the General Meeting) Article 12 Ordinary general meetings of shareholders of the Company shall be convened within three (3) months from the day following the account settlement date each year, and extraordinary general meetings of shareholders shall be convened whenever necessary. General meetings of stockholders are convened at the HQ address or in Chiyoda Ward, Tokyo, or in the vicinity of those places. Unless otherwise provided by law/ordinance, a general meeting of shareholders shall be convened by the Representative Operating Officer-CEO pursuant to resolution of the Board of Directors. In cases where the ROO-CEO is not available or unable to act, one of the other directors, in the order of priority predetermined by resolution of the Board of Directors, shall act in his place.	(Convocation of General Meetings) Article 11 Ordinary general meetings of shareholders of the Company shall be convened within three (3) months from the day following the record date, and extraordinary general meetings of shareholders shall be convened whenever necessary. General meetings of stockholders are convened at the HQ address or in Chiyoda Ward, Tokyo, or in the vicinity of those places. Unless otherwise provided by law/ordinance, a general meeting of shareholders shall be convened by a director selected by the Board of Directors. In cases where the selected director is unable to act, one of the other directors, according to the rule set by the Board of Directors, shall convene such meeting.
(Newly established)	(Base Date) Article 12 The base date for voting rights in the ordinary general meeting of shareholders of the Company should be February 20 of every year.
(Chairman) Article 13 (Text omitted)	(Chairman) Article 13 (Same as at present)
(Newly established)	(Disclosure of reference materials for shareholders general meetings, etc. on the Internet and deemed offerings) Article 14 According to the Ministry of Justice decree, we shall be deemed to have offered the information that should be described or exhibited in reference materials for stockholders
(Method of resolution) Article 14 Unless otherwise provided by law/ordinance or the Articles of Incorporation, resolutions at a general	

meeting of shareholders shall be adopted by a majority of the voting rights of the shareholders present. A special resolution, as provided in Article 343-1 of the Commercial Code of Japan, shall be adopted at a general meeting of shareholders where shareholders representing one-third (1/3) or more of the voting rights of all shareholders are present and by a vote of two-thirds (2/3) or more of the voting rights represented by the shareholders present. (Exercise of Voting Right by Proxy) Article 15 (Text omitted)	general meetings, business reports, accounting statements, and consolidated accounts statements to the shareholders at the time of convening of a shareholders general meeting if they were disclosed by the method using the Internet beforehand. (Method of Resolution) Article 15 Unless otherwise provided by law/ordinance or the Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority of the votes of shareholders present who have voting rights. A resolution provided in Article 309-2 of the Corporate Law shall be adopted at a general meeting of shareholders where shareholders representing one-third (1/3) or more of all shareholders, who have voting rights, are present and by a vote of two-thirds (2/3) or more of the voting rights represented by the shareholders present. (Exercise of Voting Right by Proxy) Article 16 (Same as at present)

5)

(Amended parts are underlined.)

Current Articles of Incorporation	Amendment plan
CHAPTER Ⅳ. DIRECTORS AND BOARD OF DIRECTORS (Number of Directors) Article 16 The Company shall have no more than twelve (12) directors. Of the directors, two (2) or more of them shall be outside directors stipulated in Article 21-8-4 of LSPCCCA (hereinafter "Outside Directors"). (Election of Directors) Article 17 Directors shall be elected at a general meeting of shareholders. A resolution to elect a director shall be adopted at a general meeting of shareholders where shareholders representing one-third (1/3) or more of all shareholders, who have voting rights, are present and by a majority vote of voting rights. However, cumulative voting shall not be used for election of directors. (Term of Office of Directors) Article 18 The term of office of a director shall expire at the conclusion of the ordinary general meeting of shareholders held for the last closing of accounts within one (1) year from his assumption of office. The term of office of any director who is appointed to fill a vacancy or as a staff increase shall be the remaining term of office of his predecessor. (Chairperson of the Board of Directors) Article 19 One chairperson of the Board of Directors shall be elected by resolution of the Board of Directors. Articles 20-21 (Text omitted)	CHAPTER Ⅳ. DIRECTORS AND BOARD OF DIRECTORS (Number of Directors) Article 17 The Company shall have no more than twelve (12) directors. Of the directors, two (2) or more of them shall be Outside Directors. (Election of Directors) Article 18 Directors shall be elected at a general meeting of shareholders. A resolution to elect a director shall be adopted at a general meeting of shareholders where shareholders representing one-third (1/3) or more of shareholders' voting rights, are present and by a majority vote of voting rights. However, cumulative voting shall not be used for election of directors. (Term of Office of Directors) Article 19 The term of office of a director shall expire at the conclusion of the final ordinary general meeting of shareholders held in the business year that will end within one (1) year from the election. The term of office of any director who is elected to fill a vacancy or as a staff increase shall be the remaining term of office of his predecessor. (Chairperson of the Board of Directors) Article 20 One chairperson of the Board of Directors shall be elected by resolution of the Board of Directors. Articles 21-22 (Same as at present) (Resolution of the Board of Directors)

(Resolution of the Board of Directors) Article 22 A resolution of the Board of Directors shall be adopted with the presence of a majority of directors and by an affirmative vote of a majority of the directors.	Article 23 A resolution of the Board of Directors shall be adopted with the presence of a majority of directors and by an affirmative vote of the majority of the directors.
(Newly established)	The Company shall deem that a resolution was made by the Board of Directors when the requirement in Article 370 of the Corporate Law was satisfied.
(Board of Directors Regulations) Article 23 (Text omitted)	(Board of Directors Regulations) Article 24 (Same as at present)
(No Liability of Outside Directors) Article 24 With regard to the responsibility of directors stipulated in Article 21-17-1 of LSPCCCA, the Company may conclude an agreement with an Outside Director to the effect that the Outside Director should be responsible for a liability indemnity up to the higher amount between the prearranged amount (15 million yen or more) and the total of the amounts stipulated in the Paragraphs of Article 266-19 of Commercial Code (applied by Clause 5 of the said Article of LSPCCCA), provided that the said Outside Director acts in good faith and there is no significant negligence in his performance of his duty.	(No Liability of Outside Directors) Article 25 With regard to the responsibility of Outside Directors stipulated in Article 423-1 of the Corporate Law, the Company may conclude an agreement with an Outside Director to the effect that the Outside Director should be responsible for a liability indemnity up to the higher amount between the prearranged amount (15 million yen or more) and the amount prescribed in law/ordinance, provided that the said Outside Director acts in good faith and there is no significant negligence in his performance of his duty.
CHAPTER V. COMMITTEES (Installation of Committees etc.) Article 25 The Company shall have a Nomination Committee, an Audit Committee, a Benefit Committee and Operating Officers, but not Corporate Auditors.	CHAPTER V. COMMITTEE (Deleted)

6)

(Amended parts are underlined.)

Current Articles of Incorporation	Amendment plan
(Number of Committee Members) Article 26 (Text omitted)	(Number of Committee Members) Article 26 (Same as at present)
(Election and Dismissal of Committee Members) Article 27 Election and dismissal of directors who compose the committees shall be executed by resolution of the Board of Directors. However, a director who composes the Audit Committee must not hold an additional post as an operating officer, general manager, employee of the Company or its subsidiary (including a consolidated subsidiary), or as a director who operates the business of the said subsidiary.	(Appointment and Discharge of Committee Members) Article 27 Appointment and discharge of directors who compose the committees shall be executed by resolution of the Board of Directors. However, a director who composes the Audit Committee must not hold an additional post as an operating officer, a general manager, an employee of the Company or its subsidiary, or as an Operating Officer-Director of the said subsidiary.
Articles 28-29 (Text omitted)	Articles 28-29 (Same as at present)
CHAPTER VI. OPERATING OFFICERS	CHAPTER VI. OPERATING OFFICERS
Articles 30-31 (Text omitted)	Articles 30-31 (Same as at present)
(Term of Office of Operating Officer) Article 32 The term of office of an operating officer shall expire at the conclusion of the first Board of Directors meeting held following the ordinary general meeting of shareholders held for the last closing of accounts within one (1) year from his assumption of office.	(Term of Office of Operating Officer) Article 32 The term of office of an operating officer shall expire at the conclusion of the first Board of Directors meeting held following the final ordinary general meeting of shareholders in the business year that will end within one (1) year from the election.
(Representative Operating Officers and Operating Officers with Special Titles) Article 33 An operating officer who represents the Company shall be appointed by resolution of the Board of Directors. The Board of Directors may, by its resolution, select one Operating Officer-CEO, one Operating Officer-President, and one or more Operating Officer-Vice CEOs, Operating Officer-Vice Presidents, Executive Directors and Managing Directors.	(Representative Operating Officers and Operating Officers with Special Titles) Article 33 An operating officer who represents the Company shall be selected by resolution of the Board of Directors. The Board of Directors may, by its resolution, select one Operating Officer-CEO, one Operating Officer-President, and one or more Operating Officer-Vice CEOs, Operating Officer-Vice Presidents, Executive Directors and Managing Directors.
CHAPTER VII. ACCOUNTS	

(Business Year and Settlement Period) Article 34 The business year of the Company shall commence on February 21 each year and end on February 20 of the following year, and the accounts shall be closed on the last day of each business year.	CHAPTER VII. ACCOUNTS (Fiscal Year and Settlement Period) Article 34 The fiscal year of the Company shall be a period of one (1) year that commences on February 21 each year and ends on February 20 of the following year, and the accounts shall be closed on the last day of each fiscal year.
(Payment of Dividends to Shareholders) Article 35 (Newly established) Dividends to shareholders shall be paid to the shareholders or the pledges whose names are described in the final shareholders list and the final beneficial shareholders list on the last day of an each settlement period. (Newly established) In cases where three (3) full years have passed since the commencement date for the payment of dividends to shareholders, the Company shall be exempted from the payment obligation. Unpaid dividends to shareholders should be interest-free.	(Dividends of Surplus) Article 35 Matters such as distribution of surplus, etc. stipulated in the paragraphs of Article 459-1 of the Corporate Law, unless otherwise provided by law/ordinance, shall be resolved by resolution of the Board of Directors, and not by resolution of a general meeting of shareholders. The Company's record date for the year-end distribution of surplus shall be February 20 of every year. In addition to the preceding clause, the distribution of surplus may be executed with a record date provided. In cases where the dividends assets are paid in cash, the Company shall be exempted from the payment obligation when three (3) full years have passed since the commencement date of the payment. Unpaid dividends should be interest-free.

7)

Announcement concerning the result of take-over bid and the change in a subsidiary

The Company has executed a take-over bid (hereinafter "TOB") for the shares of DIAMOND CITY CO., Ltd. (Stock Code, 8853: hereinafter "DIAMOND CITY") since April 5, 2006, and the TOB ended on May 1, 2006. You are hereby notified of the result, etc. as follows. Moreover, you are notified that DIAMOND CITY is scheduled to become our new consolidated subsidiary as a result of the TOB.

Description

I. Result of TOB

1. Outline of TOB (Published on April 3, 2006)

(1) Name of target corporation: DIAMOND CITY

(2) Types of share certificates, etc. for TOB: Common shares

(3) TOB period: 27 days from Wednesday, April 5, 2006 to Monday, May 1, 2006

(4) TOB price: ¥5,500 per share

2. Result of TOB

(1) Situation of subscription

Total shares planned for TOB	12,500,000 shares
Shares planned for TOB	8,700,000 shares
Anticipated number of excess shares	3,800,000 shares
Total number of subscribed shares	15,097,015 shares
Total number of purchased shares	12,500,000 shares

(2) Success/failure of TOB

Since the total number of subscribed shares (15,097,015 shares) exceeded the total shares planned for TOB (12,500,000 shares), pursuant to the description in the official announcement of TOB commencement and the notification of TOB, the purchase, etc. shall not be made on all or parts of the part in excess. The delivery and the other settlements concerning the purchase of share certificates, etc., shall be made based on the pro-rata method (concerning the disclosure of TOB for share certificates etc. by people other than an issuer) stipulated in Article 27-13-5 of the Securities Exchange Law and Article 32 of the Cabinet Office Regulations.

Total number of shareholders for subscription	Total number of subscribed shares	Total shares for TOB	Total number of shares to be returned
219 shareholders	15,097,015 shares	12,500,000 shares	2,597,015 shares

(3) Calculation method for TOB executed in the pro-rata method

Since the total of the TOB shares from the subscription shareholders, which was calculated by rounding off the shares of the Less Than One Share Units generated from the calculation result of the pro-rata method, did not satisfy the total shares planned for TOB, we picked up the subscription shareholders whose shares were omitted as a result of the half-adjust and from them we purchased one unit (*tangen* in Japanese) of share certificates per subscription shareholder starting from those who had larger numbers of omitted shares until the total shares planned for TOB or more were purchased (if the number of subscribed shares was exceeded due to the additional purchase for one unit, the number of shares to be purchased was limited to the number of subscribed shares). However, in cases where the number of total shares planned for TOB was exceeded when the purchase by this method was made from all of the subscription shareholders who had the same number of omitted shares, the shareholders from which we would purchase shares were decided by lot among the subscription shareholders to the extent that it did not fall short of the total shares planned for TOB.

(4) Number of owned shares and ownership proportion after TOB

Number of owned shares before TOB = 10,465,950 shares (Ownership proportion = 27.39%)

8)

Number of owned shares after TOB = 22,965,950 shares (Ownership proportion = 60.11%)

(5) Money necessary for TOB, etc.

688 million yen

3. Settlement method and its commencement date

(1) Names and HQ addresses of securities firms, banks, etc. that settle TOB, etc.

Mizuho Securities Co., Ltd. : 1-5-1, Otemachi, Chiyoda Ward, Tokyo

SHINKO SECURITIES: Yaesu 2-4-1, Chuo Ward, Tokyo

(2) Commencement date of the settlement

Thursday, May 11, 2006

(3) Method of settlement

Notification of purchase, etc. under TOB shall be mailed to an address of a subscription shareholder, etc. (in the case of a foreign shareholder, his permanent proxy) without delay after the completion of the TOB period. The purchase is made in cash. Payment to purchase the share certificates, etc. is made without delay after the commencement date of the settlement, either by the TOB agent transferring the money to a place designated by a subscription shareholder, (in the case of a foreign shareholder, his permanent proxy) or by payment at the TOB agent's

HQ or branches across the nation, by the TOB agent who accepted the subscription shareholder's application for the subscription, depending on the subscription shareholder's directions.

4. Places where a copy of the TOB report is posted for review

Tokyo Office of AEON: 1-1, Kandanishiki-cho, Chiyoda Ward, Tokyo

Tokyo Stock Exchange: 2-1, Nihonbashi Kabuto-cho, Chuo Ward, Tokyo

Osaka Securities Exchange: 1-8-16, Kitahama, Chuo Ward, Osaka City, Osaka

II. About the change in subsidiary

Reason for the change

As a result of the above-mentioned TOB, the Company shall have 60.80% of the voting rights of DIAMOND CITY, and DIAMOND CITY is scheduled to become our subsidiary company on May 11, 2006 (settlement date).

9)

III. Future outlook

How the Company's business result in the FY ending February 2007 will be affected by this procedure is being closely examined at this time. In regard to the impact on our consolidated business results in conjunction with DIAMOND CITY becoming our subsidiary company, information will be publicized as soon as we know it.

10)

Information about AEON having made SUNDAY CO., LTD. its subsidiary company

We hereby notify you that SUNDAY CO., LTD. (HQ in Hachinohe-city, Representative Director and President, Masanori Wada, hereinafter "SUNDAY") has agreed to become a consolidated subsidiary of AEON Co., Ltd. (hereinafter "AEON") by a third-party allocation of new shares to AEON.

Description

1. Execution of third-party allocation of new shares

SUNDAY shall issue 2.5 million shares of common stock by a third-party allocation of new shares on April 24, and AEON shall undertake all of the shares. By doing this, AEON shall have an investment ratio of 50.1% in SUNDAY, and the company shall be AEON's consolidated subsidiary. In regard to the details of the third-party allocation of new shares, please refer to "Information concerning the New Share Issuance by Third-party Allocation of New Shares" that SUNDAY published simultaneously with this announcement.

2. Strengthening of business tie-up (complete participation in AEON SuC)

SUNDAY has agreed that the company's participation in the AEON SuC hardware sector that started from a new AEON SuC store last year should be expanded in stages to all the AEON SuC stores in the Tohoku area. The details have not been decided yet. They are to be settled in the future by negotiation between AEON and AEON Super Center, Co. Ltd.

11)

Concerning the issue of preemptive rights for new shares on behalf of stock option (stock compensation type)

We hereby notify you that we, at the Board of Directors meeting held on April 5, 2006, resolved to submit to the ordinary general meeting of shareholders to be held on May 12, 2006 a proposal that preemptive rights should be issued to our directors as stock options (stock compensation type) pursuant of Articles 236 and 238 of the Corporate Law (Law No. 86, 2005, which will become effective this May).

1. Reason why the preemptive rights will be issued with especially advantageous terms and conditions

In May 2003, the Company was transformed to one of the "Companies with Committees," and a new compensation system was examined by a Benefit Committee composed of two (2) Outside Directors and one (1) in-house director from the aspect of tying the director's compensation to corporate performance. As for compensation on a single-year basis, a modification was made in which the percentage of the compensation tied to business performance was enlarged over the conventional fixed compensation system.

Furthermore, the retirement bonus system for directors was abolished in May 2003, and an alternative new system was examined, which has resulted in the introduction of stock options (stock compensation type).

This system aims at improving our business performance, which could last in the long and medium terms, and at enhancing the intentions and morale of all parties concerned for improving corporate value by more closely tying operating officer compensation to the Company's business performance and by sharing not only the merits of rising share prices, but also the risks from falling share prices, with our shareholders. For this purpose, preemptive rights shall be issued gratuitously, with the payment price for the exercise of the rights set at one (1) yen per share according to the description below.

Furthermore, in the future, we are going to allot preemptive rights to the operating officer gratuitously as a stock option (stock compensation type) pursuant to the provisions of laws/ordinances.

2. Outline of preemptive rights issue

(1) Name of the preemptive rights

1st Preemptive Rights by AEON (stock option of a stock compensation type)

(2) Types and number of shares for the preemptive rights:

The upper-limit is 66.500 shares of our common stock.

(3) The number of preemptive rights

The upper-limit is 665 rights. Furthermore, the number of shares for one preemptive right (hereinafter "Number of Granted Shares") is 100 shares

(4) Issue value and date of each preemptive right

Each preemptive right should be issued gratuitously, and its issue date (hereinafter "Issue Date") should be April 21, 2007.

(5) Amount to be paid upon the exercise of each preemptive right

The amount to be paid at exercise of each preemptive right is calculated by multiplying the paid amount per share (hereinafter "Strike Price") which will be issued or transferred by the exercise of each preemptive right by the Number of Granted Shares. The Strike Price shall be one (1) yen.

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(6) Exercise period of the preemptive rights

This should be from May 21, 2007 to May 20, 2022.

(7) Other conditions to exercise the preemptive rights

1) A person who is allotted preemptive rights (hereinafter "Preemptive Rights Holder" must be in a position as operating officer of the Company at the time of exercising the rights. However, in the case of his retirement from the position, the preemptive rights are only exercisable for five years from his retirement date.

2) All of the preemptive rights must be exercised at one time. They cannot be exercised separately.

(8) Events and conditions to cancel the preemptive rights

1) If the preemptive right exercise period has expired without the exercise of the rights by the Preemptive Rights Holder, or even within the preemptive rights exercise period if five (5) years have passed from his retirement date, the preemptive rights should be cancelled.

2) When any of the following paragraphs can be applied to the Preemptive Rights Holder, the Company may acquire the preemptive rights of the Preemptive Rights Holder without charge and cancel them.

(1) Major violations of laws/ordinances or the Company's internal

rules.

(2) Received a sentence heavier than imprisonment

(3) Appointed or agreed to be appointed as a director or an employee of a competitor company without prior permission of the Company.

(4) When a succession to the rights successor prescribed in (10) was initiated.

(5) When the Preemptive Rights Holder disclaims all of the preemptive rights.

3) When the Board of Directors resolves to acquire all or part of the preemptive rights, the Company shall acquire the preemptive rights for which acquisition was decided by the Board of Directors without charge and cancel them.

(9) Prohibition of assignment of preemptive rights

The Preemptive Rights Holder and the rights successor prescribed in (10) can not assign or pledge the preemptive rights.

(10) Succession to preemptive rights

When the Preemptive Rights Holder is deceased, only one (1) person among the legal successors of the Preemptive Rights Holder (hereinafter "Rights Successor") can inherit the rights of the Preemptive Rights Holder. When a succession to the Rights Successor is initiated, his successor cannot inherit the preemptive rights.

(11) Issue of certificate for preemptive rights

The Preemptive Rights Holder and his Rights Successor shall not request the issuance of a certificate for the preemptive rights in terms of the preemptive rights.

(12) Of the issue value, the amount is to be allocated to capital at the time of newly issuing our common shares due to the exercise of the preemptive rights.

The amount to be capitalized is one (1) yen per share.

(13) Persons to whom the allotment is to be made

The allotment is to be made to the Company's operating officers elected (including reappointed ones) at the Board of Directors meeting scheduled to be held on May 12, 2006.

(Note) Specific content of the issue and assignment of preemptive rights shall be decided by resolution of the Board of Directors after the content has been approved and passed at our 81st ordinary general meeting of shareholders to be held on May 12, 2006.

13)

In regard to our policy for dealing with mass share acquisition (acquisition defense measures)

We hereby notify you that the Company, at the Board of Directors meeting held today, has decided the policy (hereinafter "Policy") as follows to deal with activity to buy out our share certificates, etc. (Note 3) by a specific shareholder group (Note 1), which aims at acquiring 20 % of voting rights or more (Note 2) of the Company, or an activity to buy out our share certificates, etc. by a specific shareholder group, which will eventually result in the acquisition of 20 % of voting rights or more of the Company (in either case, those purchase activities which the Board of Directors gave permission for beforehand are excluded, and the specific method (e.g., market transaction, TOB, etc.) taken for the purchase doesn't matter). Hereinafter such purchase activity is referred to as a "Mass Share Acquisition" and a person who makes a Mass Share Acquisition is called a "Mass Share Acquirer"),

14

The Policy to deal with the Mass Share Acquisition and the rules that should be abided by at the time of the Mass Share Acquisition

When a proposal to buy the Company's shares is made, we think that the final decision to accept it or not should be made by our shareholders. However, sometimes our shareholders may find it difficult to judge correctly how the shareholder value will be affected by the buyout within a limited time schedule owing to conditions attached to the buyout proposal or other factors, and also owing to the size, diversity, and the speed of changes in our Group Companies.

The Board of Directors has decided to establish the following rules (hereinafter "Rules") with regard to the information disclosure by the Mass Share Acquirer and the exercise of countermeasures by the Company so that our shareholders can secure sufficient information and time necessary to judge the buyout proposal.

2. Content of the Rules

The Rules established by the Board of Directors state that 1) the Mass Share Acquirer must provide the Board of Directors with necessary and sufficient information prior to the Mass Share Acquisition, and 2) the Mass Share Acquirer can only start the Mass Share Acquisition after expiration of the evaluation period necessary for the Board of Directors to examine the information. Its specific content is as follows.

(1) Submission of letter of intent

When a Mass Share Acquirer starts a Mass Share Acquisition, he shall submit a letter of intent to the Board of Directors beforehand, to the effect that he shall comply with the Rules. In this letter of intent, the Mass Share Acquirer's name and address, governing law of the establishment, and his representative's name and his contact address in Japan, as well as the outline of the proposed Mass Share Acquisition, should be described.

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(2) Offering of information

To have the Mass Share Acquirer offer necessary and sufficient information (hereinafter "Necessary Information") to our shareholders for their judgment of the proposal as well as to the Board of Directors for the forming of their opinion, the Board of Directors shall issue a document wherein the information to be offered by the Mass Share Acquirer is listed to the Mass Share Acquirer within five (5) business days (first day is not counted) after having received the letter of intent described in the above (1). Although the specific content of the Necessary Information differs according to the qualities of the Mass Share Acquirer or the content of the Mass Share Acquisition, a part of the general items may be explained as follows.

1) Detailed information in terms of the Mass Share Acquirer and its group (which includes his capital structure, financial condition, activities, and experience in a business similar to one of ours, etc.).

2) Why is the Mass Share Acquisition being executed?

3) Object and content of the Mass Share Acquisition (which includes the amount/type of acquisition price, mechanism of relevant transactions, legality of the acquisition method, etc.)

4) A calculation ground for the acquisition price of our stock (presupposed facts and presumptive conditions for the calculation, amount of expected synergy and its calculation ground, etc. are

included).

5) Detailed explanation of the resources to be used to acquire the stock of the Company (method to procure the resources and the mechanism of relevant transactions are included).

6) Business policies (including the Mass Share Acquirer's commitment to AEON's philosophy), management strategy, business plan, financial plan, capital policy, dividend policy, asset management, etc., which are expected for the Company and the Group Companies or are planned by the Mass Share Acquirer for the post-Mass Share Acquisition (hereinafter, "Business Policies After TOB, etc."))

When the Board of Directors decides that the offered information is insufficient to satisfy the requirements after the Board's close inspection of the materials provided initially, it will ask for additional offerings of information until the offering of the Necessary Information has been completed. In regard to the fact that a proposal for Mass Share Acquisition was made, and also in regard to the Necessary Information offered to the Board of Directors, when the Board of Directors decides that it is necessary to disclose all or parts of them for our shareholders' judgment, the disclosure should be done at the time the Board has judged it appropriate to do so.

(3) Review period for the Board of Directors

The Mass Share Acquirer cannot start the Mass Share Acquisition for 90 days if his proposal for the Mass Share Acquisition falls under the following categories, and 60 days in other cases (the first day is not counted, hereinafter "Review Period for the Board of Directors"), even after his offering of the Necessary Information to the Board of Directors has been completed pursuant to the above 2).

1) If the consideration for the Mass Share Acquisition includes other than cash, e.g., stock, etc.

2) If the payment of the consideration for the Mass Share Acquisition is made in currency other than Japanese yen.

3) If it is found that the business policy planned by the Mass Share Acquirer for the period following the Mass Share Acquisition includes a large modification of the Group Companies' composition and the business composition.

16)

The Board of Directors first requests an evaluation of the Mass Share Acquisition from the Corporate Value Assessment Committee during the Review Period for the Board of Directors. The Corporate Value Assessment Committee should be composed of ① all of our Outside Directors (they shall mutually elect the chairperson of the Committee) and 2) one (1) attorney and one (1) person outside of the Company with an academic background, such as a university professor, etc., who are recommended by our Outside Directors, within seven (7) business days (first day is not counted) from the start of the Review Period for the Board of Directors, and the Committee shall receive the Necessary Information that was offered to the Board of Directors by the Mass Share Acquirer as soon as the composition has been decided. The Committee's mission is to make a comprehensive evaluation, based on the materials including the Necessary Information, concerning the possibility that the Mass Share Acquisition might undermine the benefits to our shareholders as well as other matters on which the Board of Directors asked the Committee to evaluate, and to submit the results and the reason to the Board of Directors. The Board of Directors shall not only evaluate/examine the offered Necessary Information thoroughly by itself, but also carefully organize the Board of Directors opinion with the Corporate Value Assessment Committee opinion, given the maximum value, and publicize it. Furthermore, the Board of Directors shall be advised by outside professionals, such as attorneys, certified public accountants, etc. when its opinion is organized. Also, where necessary, the Board of Directors shall negotiate with the Mass Share Acquirer to get better terms on the Mass Share Acquisition, and the Board may propose an alternative plan for our shareholders.

3. Countermeasure to be taken at the execution of the Mass Share Acquisition

(1) When the Mass Share Acquirer abides by the Rules

When the Mass Share Acquirer abides by the Rules, we, in principle, shall not take any countermeasure against the Mass Share Acquisition. In this case, our shareholders themselves will judge whether or not they should accept a buyout proposal made by the Mass Share Acquirer after considering the buyout proposal, our opinion on the buyout proposal, an alternative plan, etc.

However, if the Board of Directors has made an evaluation that the Mass Share Acquisition extraordinarily impairs the benefits of our shareholders as a whole (Note 4), or the Corporate Value Assessment Committee has submitted an evaluation that the Mass Share Acquisition impairs the benefits of our shareholders as a whole, the

Board of Directors may, with the maximum value given to the evaluation, execute a strategy which the Board thinks appropriate to protect the benefits of our shareholders based on the director's bona fide duty of care (Note 5).

(2) When the Mass Share Acquirer doesn't abide by the Rules

When the Mass Share Acquirer doesn't abide by the Rules, regardless of the specific buyout method, the Board of Directors shall, to protect the benefit of the Company and our shareholders as a whole, take such countermeasures as an issue of the preemptive rights, etc., which are permitted by the Commercial Code, the other laws, and the Articles of Incorporation. As for the specific type of measures to be taken, those which the Board of Directors has decided as the most appropriate ones at that point should be adopted. We assume such a scenario as described in the attached paper as a situation where preemptive rights will be issued for allotment to our shareholders in order to deal with TOB, but not limited thereto. At the actual issue of the preemptive rights, an exercise period and an exercise condition which consider how the issuance would become effective as a countermeasure may be established, e.g., an exercise condition for the preemptive rights that prohibits a certain percentage of the voting rights from belonging to a particular shareholder group, and so on.

17)

Furthermore, the Company shall, after today, register the issue of preemptive rights without delay so that the issue of preemptive rights could be made quickly. As for the content of this issuance registration, it should be disclosed as soon as the details have been established.

4. Impact, etc. on shareholders and investors

(1) Impact of the Rules, etc. on shareholders and investors

The Rules, as well as the opinion of the Board of Directors that is currently responsible for the management of the Company, aim at offering our shareholders the necessary information to judge whether to accept the Mass Share Acquisition or not, and what is more, the Rules aim at securing an opportunity for our shareholders to receive a proposal for an alternative plan. By doing this, our shareholders can form, based on adequate information, an appropriate decision on whether to accept the Mass Share Acquisition or not, which we think may lead to the protection of the benefits of our shareholders as a whole.

In addition, as we mentioned in 3 above, our countermeasures against the Mass Share Acquisition vary depending on whether the Mass Share Acquirer abides by the Rules or not, so we ask our shareholders and investors to pay attention to the behavior of the Mass Share Acquirer.

2. Impact, etc. on shareholders and investors at the start of the countermeasures

When the Mass Share Acquirer doesn't abide by the Rules, the Board of Directors may, to protect the benefits of the Company and our shareholders as a whole, take the countermeasures that are permitted by the Commercial Code, other laws and the Articles of Incorporation, but we do not assume a situation whereby our shareholders might incur an exceptional loss in the aspect of the legal rights or the economics under the mechanism of the countermeasures (except for the case that the Mass Share Acquirer violates the Rules). When the Board of Directors has decided to take a specific countermeasure, an appropriate disclosure shall be made pursuant to laws/ordinances and the Stock Exchanges' regulations.

Of the assumed countermeasures, if the one concerning the issue of preemptive rights is taken, our shareholders may need to make a subscription for the acquisition of the new shares within the specified time or need to make a payment of a certain amount of money, depending on the manner of issuance. As for the details for this procedure, we will separately inform you based on laws/ordinances when the issue of preemptive rights is actually made. However, those shareholders of the Company who have not completed the registration of transfers of shares need to complete such registration by the allotment date of the preemptive rights for new shares, which allotment date shall be decided and officially announced by the Board of Directors separately, if they desire to acquire the preemptive rights.

5. Application start time and expiration date of the Rules

The Policy and the Rules were unanimously (including four (4) Outside Directors) approved at the Board of Directors meeting held today, subject to the condition that the specific management should be appropriately accomplished.

18)

The Policy and the Rules shall become effective from today, and the explanation is going to be made at the 81st ordinary general meeting of shareholders to be held on May 12, 2006.

In the future, at any time their modification has become necessary, we shall review the above-mentioned countermeasures after considering the relevant laws/ordinances including the Corporate Law, the future trend of judicial judgments, the development of a listing system that the Tokyo Stock Exchange provides, etc., and our shareholders shall be immediately notified of the content. However, when such modification that might cause substantial impact to our shareholders is made, an additional explanation shall be provided at our ordinary general meeting of shareholders held just after the modification was prepared. In passing, our director's term of office is one (1) year, and a reelection is executed at the ordinary general meeting of shareholders every year.

19)

20)

21)

Notice concerning commencement of take-over bid

This is to notify that, at its board meeting held on April 3, 2006, Aeon Co., Ltd. (hereinafter referred to as "Aeon") has taken up a resolution to acquire the common shares of Diamond City Co., Ltd. (listed in Tokyo and Osaka Stock Exchange under the code number 8853, hereinafter referred to as "the target company") by means of a take-over bid, the details of which follow:

1. Objective of the take-over bid

For the purpose of providing comprehensive high quality services to satisfy consumers' every shopping need, Aeon has, to date, grown primarily by expanding its shopping center (SC) business, in which the target company has effectively collaborated with Aeon, making a leap forward to become a key developer in increasing the SC infrastructure required for the projected business expansion promoted by Aeon under the basic business concept of "「Loving Urban Development」jointly with You."

However, for implementing further expansion strategies in a widely changing business climate, such as the introduction of three new laws concerning urban development or progression of increasingly fierce competition, it has become essential for Aeon to create such innovative SC businesses that can accommodate every new requirement of consumers by mobilizing its group-wide total business efforts and resources. Also, to reap the full advantage of overseas business opportunities in rapidly growing markets in China or Eastern Asian countries, enhancement of group-wide competitiveness through expansion of SC business shall now be pursued with maximum efforts.

The aforementioned take-over bid shall accordingly be implemented to generate synergistic effects within the group by expressly clarifying the positioning of the target company in the group and thereby strengthening its developing business function.

Through the take-over bid, Aeon expects to further strengthen the business relationship with the target company by sharing more business know-how and enhancing its efficiency, thereby differentiating it from competitors, and further increasing the group-wide advantageous competitiveness.

Upon successful completion of the take-over bid, the management integration between the target company and Aeonmall Co., Ltd. a subsidiary of Aeon (listed in the Tokyo Stock Exchange 1st Division) shall be discussed between them with intervention by Aeon as an option of a possible business alliance, although the timing and method of a business alliance, etc., has yet to be determined.

At its board meeting held on April 3, 2006, the target company has taken up a board resolution to give consent to the aforementioned take-over bid announced by Aeon, which signifies that the said take-over bid will be carried out in a friendly manner under the consent of the target company's board of directors.

Aeon also expects that Mitsubishi Corporation, one of the major shareholders of the target company, will affirmatively respond to the take-over bid made by Aeon and continuously support the business development of the target company.

22)

(2) Type of shares which are the object of the take-over bid: Ordinary Shares

(3) Effective Period of the take-over bid: From April 5, 2006 (Wednesday) to May 1, 2006 (Monday) (27 days)

(4) Quoted price for the take-over bid: 5,500 yen per share

(5) Basis for calculation of the quoted price for take-over bid:

The quoted price of 5,500 yen per share for the take-over bid by Aeon shall be equivalent to the average closing price of the target company's share quoted in the Tokyo Stock Exchange Inc., 1st Market Division during the past three months, increased by approximately a 15% premium thereon.

23)

(6) Aggregate number of shares purchasable through the take-over bid:12,500,000 shares.

Number of shares to be purchased through the take-over bid: 8,700,000 shares

Excessive number of shares to be purchased through the take-over bid: 3,800,000 shares

(7) Changes in Aeon's shareholding ratio resulting from the projected take-over bid

Aeon's shareholding before the take-over bid: 10,465,950 shares (shareholding ratio of 27.39%)

Aeon's shareholding after the take-over bid: 22,965,950 shares (shareholding ratio of 60.11%)

(8) Date for announcing commencement of the take-over bid: April 5, 2006 (Wednesday)

(9) Agents for the take-over bid:

Mizuho Securities Co., Ltd. 1-5-1 Otemachi, Chiyoda-ku, Tokyo

Shinko Securities Co., Ltd. 2-4-1 Yaesu, Chuo-ku, Tokyo

(Please note that Mizuho Securities Co., Ltd. only handles application for the take-over bid submitted by the "Eligible Institutional Investors" as defined under the Securities Law.)

(10)Funds required for the take-over bid: 68,800 million yen (Estimate)

(11)Commencement date for settlement: May 11, 2006 (Thursday)

3. The target company's agreement regarding the take-over bid

The board of directors of the target company has taken up a resolution to give consent to the projected take-over bid by Aeon.

4. Future outlook

Should the projected take-over bid be successfully completed, the status of the target company within the group will change from a Equity Method Subsidiary to a Consolidated Subsidiary although it will continuously stay as a listed company in the 1st Division of Tokyo and Osaka Stock Exchange.

Any effects caused by the projected take-over bid on the business performance of Aeon shall be reported as soon as they are acknowledged.

24)

To whom it may concern:

(Correction) Partial correction of the information material entitled "Restructuring and Enhancement of Intra-group Service Businesses"

As it was discovered that the information material titled as "Restructuring and Enhancement of Intra-group Service Businesses" published today March 31, 2006 at 3:00 p.m. contained certain errors, it should be partially corrected, with respect to the underlined parts thereof, as follows:

1. Subject of the information material: Restructuring and Enhancement of Intra-group Service Businesses

2. Parts of description where corrections are required:

Page 6 (the last page)

5. Corporate merger between Quality Control Center Co., Ltd. and Mycal Merchandise Research Institute Co., Ltd.

(1) Outline of the corporate merger

Method of the corporate merger (Plan)

(Before correction [Error])

Method of the corporate merger (Plan)

Quality Control Center Co. Ltd shall acquire the shares of Mycal Merchandise Research Institute Co., Ltd. from Mycal Corporation to make the latter its 100%-owned subsidiary.

After the elapse of time for preparing the corporate merger scheduled to take place on August 21, Quality Control Center Co., Ltd. shall act as a surviving company and take over Mycal Merchandise Research Institute Co., Ltd. whereby the latter shall become a defunct company to be liquidated.

(After correction [Accurate])

Method of the corporate merger (Plan)

Quality Control Center Co., Ltd. shall acquire the shares of Mycal Merchandise Research Institute Co., Ltd. from Mycal Corporation to make the latter its 100%-owned subsidiary.

After the elapse of time for preparing the corporate merger scheduled to take place on August 1, Quality Control Center Co., Ltd. shall act as a surviving company and take over Mycal Merchandise Research Institute Co., Ltd., whereby the latter shall become a defunct company to be liquidated.

25)

Notice concerning Dissolution of Business & Capital Alliance

This is to notify that Sugi Pharmacy Co., Ltd. and Aeon Co., Ltd. have reached an agreement to dissolve the Business & Capital Alliance Contract currently existing between the two parties.

1. Background of and reasons for dissolving the business and capital alliance

On January 11, 2000, Jusco Co., Ltd. (now renamed Aeon Co., Ltd.), Turuha Co., Ltd. (now renamed Tsuruha Holdings Inc.) and Sugi Pharmacy Co., Ltd. concluded a Tripartite Business & Capital Alliance Agreement for joint establishment of a nation-wide full-fledged drugstore chain capable of providing every convenience for the consumer.

However, in the course of discussion between Sugi Pharmacy Co., Ltd. and Aeon Co., Ltd. for establishing medium-term joint business strategies, it has become clear that an insurmountable conceptual gap exists between the two parties with regard to each other's strategic plan, although both parties fundamentally share the same awareness of the issues, such as the need for addressing the declining birthrate, the graying of society, and the realization of a primary care pharmacy system.

Finally, both parties have agreed that, in order to increase their respective corporate value, it would be better for both to opt for a progressive dissolution of the alliance and pursue their own independent strategies, to which Tsuruha Holdings has also expressed its consent.

From now on both parties will hold discussions for quickly hammering out details towards an amicable dissolution of the existing business and capital alliance, while maintaining the current favorable business relationship that has long existed under each party's strong confidence in the other.

2. Date of agreement to the captioned dissolution of business and capital alliance: March 31, 2006

3. Relationship between the parties

(1) Capital relationship

Aeon Co., Ltd. currently holds 6,566 thousand shares of Sugi Pharmacy Co., Ltd. (shareholding ratio of 10.98%), the disposition of which shall be subject to future discussion between the parties.

26)

(2) Personnel relationship

Aeon Co., Ltd. currently dispatches one (1) part-time director and one (1) part-time auditor to Sugi Pharmacy Co., Ltd.

(3) Business relationship

Aeon Co., Ltd. currently supplies some of its products to Sugi Pharmacy Co., Ltd.

Sugi Pharmacy Co., Ltd. has entered into a leasing contract with Aeon Co., Ltd. for some stores.

6. Effects on business performance forecast

(1) Sugi Pharmacy Co., Ltd. is currently making an assessment of the effects resulting from the captioned dissolution of the business and capital alliance on its business performance for the February 2007 fiscal year, to be announced publicly upon completion of the assessment.

(2) Aeon Co., Ltd. is currently making an assessment of the effects resulting from the captioned dissolution of the Business & Capital Alliance on its business performance for the February 2007 fiscal year, to be announced publicly upon completion of the assessment.

27)

Restructuring and Enhancement of Intra-group Service Businesses

= Consolidation of six subsidiaries of Aeon Co., Ltd. and four subsidiaries of Mycal Corporation =

This is to notify that, at its board meeting held today, Aeon Co., Ltd. has taken up a resolution to consolidate its six subsidiaries and four subsidiaries of Mycal Corporation together for restructuring and enhancing intra-group service businesses of the Aeon group.

Currently the Aeon group is promoting a group-wide, large-scaled structural reform for enhancing specialization of its existing businesses, upgrading its service quality, developing new growth strategies that are free from the traditional business practice, and creating innovative businesses that generate the maximum synergistic effect of the group.

The consolidated business performance of Aeon Co., Ltd. has doubled during the past 10 years in terms of both operating income and earnings. Especially, the growth of business performance in service businesses has been quite remarkable; it has tripled during the same period in terms of operating income and earnings, and can be expected to continue to grow in the future to become a key driving force to improve the group's profitability.

Aeon Co., Ltd. has decided to adopt the above consolidation strategy of integrating subsidiaries engaged in similar business activities together, as it considered the time was appropriate for reviewing its group structure and enhancing its service businesses as a result of completion of the corporate reorganization program of Mycal Corporation.

As a result of the aforementioned business consolidation, improved management efficiency, enhanced group competitiveness, higher corporate credibility, swifter business growth through an expanded corporate scale and business network, and the creation of new business fields have become feasible.

★With the aforementioned consolidation strategy, the existing workforce of the two groups will be mobilized and this will facilitate acquisition of talented human resources due to their upgraded trade position in the industry. This strategy may also strengthen human resources due to the improvement in service quality. This establishes the foundation for aiming for high-level corporation in each field.★☆ The aforementioned consolidation strategy may also contribute to strengthening human resources of a specialized capability for improving its service quality in the sense that it will activate the existing workforce of the two groups and facilitate acquisition of talented human resources thanks to their upgraded trade position in the industry.☆ 27 continued)

■ Outline of the Business Consolidation

Consolidating Company	Consolidated Company	Business Scale and Direction of Management of New Companies
Japan Maintenance Co., Ltd.	Aeon Techno Service Co., Ltd.	Two leading companies in the comprehensive building maintenance industry will implement amalgamation on an equal basis to aim at becoming the No. 1 company in the industry by capturing new business opportunities.
Aeon Fantasy Co., Ltd.	Mycal Create Co., Ltd.	By restructuring its existing main line of business, "Indoor Playground," the new company will aggressively expand its business network outside SC sites, and exert its efforts to explore new types of operations that will best fit the local tastes of its respective operation bases to become the No. 1 company in the industry.
Cert Co. Ltd	Auto Mac Sales Co., Ltd.	Through the business consolidation, the new company will become the biggest automatic retailing company with its vending machines installed inside SC properties, which will further enhance its business capability. It will also aggressively expand its scope of business for exploring additional back-office support business opportunities.
Gourmetd'Or Co., Ltd.	Mycal Est Co., Ltd.	Through development of new methods for procuring foodstuffs and establishment of effective formats for opening new shops, the new company will aggressively expand its restaurant business inside SC properties.
Quality Control Center Co., Ltd.	Mycal Merchandise Research Institute Co., Ltd.	Aiming at acquiring the reputation of "Top Value" Private Brand, the new company will exert its best efforts in pursuing a higher level of product safety and confidence by integrating quality control know-how designed by SPA primarily for the development of garment products.

28)

1. Corporate merger between Japan Maintenance Co., Ltd. and Aeon Techno Service Co., Ltd.

(1) Outline of the Corporate Merger

Schedule of the Corporate Merger

Board Meeting for approving the proposed Share Transfer Agreement: March 31, 2006

Board Meeting for approving the proposed Basic Corporate Merger Agreement: March 31, 2006

Execution of the Share Transfer Agreement: March 31, 2006

Execution of the Basic Corporate Merger Agreement: March 31, 2006

Due date of the Share Transfer: May 18, 2006 (scheduled)

Due date of the Corporate Merger: September 1, 2006 (scheduled)

Method of the Corporate Merger (Plan)

Japan Maintenance Co., Ltd. shall acquire the shares of Aeon Techno Service Co., Ltd. from Aeon Co., Ltd. to make the latter its 100%-owned subsidiary.

After the elapse of time for preparing the corporate merger scheduled to take place on September 1, Japan Maintenance Co., Ltd. shall act as a surviving company and take over Aeon Techno Service Co., Ltd., whereby the latter shall become a defunct company to be liquidated.

As of the due date of the Corporate Merger, the surviving company, Japan Maintenance Co., Ltd. shall change its corporate name.

Merger Ratio

No agreement on the merger ratio shall be entered into between Japan Maintenance Co., Ltd. and Aeon Techno Service Co., Ltd. since the corporate merger is scheduled to take place after the projected share transfer that makes the latter the former's 100%-owned subsidiary.

Also, no new share issue resulting from the projected Corporate Merger is under consideration.

Payment of Delivered Money due to Merger

No payment of delivered money due to the projected Corporate Merger is under consideration.

Big Shareholders and Composition Ratio of Shareholders

No changes in the name of Big Shareholders or Composition Ratio of Shareholders will take place resulting from the projected Corporate Merger.

29)

2. Corporate merger between Aeon Fantasy Co., Ltd. and Mycal Create Co., Ltd.

(1) Outline of the Corporate Merger

Schedule of the Corporate Merger

Board Meeting for approving the proposed Share Transfer Agreement: March 31, 2006

Board Meeting for approving the proposed Basic Corporate Merger Agreement: March 31, 2006

Execution of the Share Transfer Agreement: March 31, 2006

Execution of the Basic Corporate Merger Agreement: March 31, 2006

Due date of the Share Transfer: April 10, 2006 (scheduled)

Due date of the Corporate Merger: August 21, 2006 (scheduled)

Method of the Corporate Merger (Plan)

Aeon Fantasy Co., Ltd. shall acquire the shares of Mycal Create Co., Ltd. from Mycal Corporation to make the latter its 100%-owned subsidiary.

After the elapse of time for preparing the corporate merger scheduled to take place on August 21, Japan Aeon Fantasy Co., Ltd. shall act as a surviving company and take over Mycal Create Co., Ltd., whereby the latter shall become a defunct company to be liquidated.

Merger Ratio

No agreement on the merger ratio shall be entered into between Aeon Fantasy Co., Ltd. and Mycal Create Co., Ltd. since the corporate merger is scheduled to take place after the projected share transfer that makes the latter the former's 100%-owned subsidiary.

Also, no new share issue resulting from the projected Corporate Merger is under consideration.

Payment of Delivered Money due to Merger

No payment of delivered money due to the projected Corporate Merger is under consideration.

Big Shareholders and Composition Ratio of Shareholders

No changes in the name of Big Shareholders or Composition Ratio of Shareholders will take place resulting from the projected Corporate Merger.

30)

3. Corporate merger between Cert Co., Ltd. and Auto Max Co., Ltd.

(1) Outline of the Corporate Merger

Schedule of the Corporate Merger

Board Meeting for approving the proposed Share Transfer Agreement: March 31, 2006

Board Meeting for approving the proposed Basic Corporate Merger Agreement: March 31, 2006

Execution of the Share Transfer Agreement: March 31, 2006

Execution of the Basic Corporate Merger Agreement: March 31, 2006

Due date of the Share Transfer: April 10, 2006 (scheduled)

Due date of the Corporate Merger: August 21, 2006 (scheduled)

Method of the Corporate Merger (Plan)

Cert Co., Ltd. shall acquire the shares of Auto Max Co., Ltd. from Mycal Corporation to make the latter its 100%-owned subsidiary.

After the elapse of time for preparing the corporate merger scheduled to take place on August 21, Cert Co., Ltd. shall act as a surviving company and take over Auto Max Co., Ltd., whereby the latter shall become a defunct company to be liquidated.

Merger Ratio

No agreement on the merger ratio shall be entered into between Cert Co., Ltd. and Auto Max Co., Ltd. since the corporate merger is scheduled to take place after the projected share transfer that makes the latter the former's 100%-owned subsidiary.

Also, no new share issue resulting from the projected Corporate Merger is under consideration.

Payment of Delivered Money due to Merger

No payment of delivered money due to the projected Corporate Merger is under consideration.

Big Shareholders and Composition Ratio of Shareholders

No changes in the name of Big Shareholders or Composition Ratio of Shareholders will take place resulting from the projected Corporate Merger.

31)

4. Corporate merger between Gourmetd'Or Co., Ltd. and Mycal Est Co., Ltd.

(1) Outline of the Corporate Merger

Schedule of the Corporate Merger

Board Meeting for approving the proposed Basic Corporate Merger Agreement: March 31, 2006

Execution of the Basic Corporate Merger Agreement: March 31, 2006

Board Meeting for approving the proposed Corporate Merger Contract: During May 2006 (scheduled)

General Meeting of Shareholders for approving the proposed Corporate Merger Contract:

May 15, 2006 (Gourmetd'Or side)

General Meeting of Shareholders for approving the proposed Corporate Merger Contract:

May 24, 2006 (Mycal Est side)

Due date of the Corporate Merger: August 21, 2006

Method of the Corporate Merger (Plan)

Acting as a surviving company Gourmetd'Or Co., Ltd. shall take over Mycal Est Co., Ltd., whereby the latter shall become a defunct company to be liquidated.

Merger Ratio

No agreement on the merger ratio shall be entered into between Gourmetd'Or

Co., Ltd. and Mycal Est Co., Ltd. since the corporate merger takes place between the 100% owned subsidiaries of Mycal Corporation.

Also, no new share issue resulting from the projected Corporate Merger is under consideration.

Payment of Delivered Money due to Merger

No payment of delivered money due to the projected Corporate Merger is under consideration.

32)

3. Corporate merger between Quality Control Center Co., Ltd. and Mycal Merchandise Research Institute Co., Ltd.

(1) Outline of the Corporate Merger

Schedule of the Corporate Merger

Board Meeting for approving the proposed Share Transfer Agreement: March 31, 2006

Board Meeting for approving the proposed Basic Corporate Merger Agreement: March 31, 2006

Execution of the Share Transfer Agreement: March 31, 2006

Execution of the Basic Corporate Merger Agreement: March 31, 2006

Due date of the Share Transfer: April 20, 2006 (scheduled)

Due date of the Corporate Merger: August 1, 2006 (scheduled)

Method of the Corporate Merger (Plan)

Quality Control Center Co., Ltd. shall acquire the shares of Mycal Merchandise Research Institute Co., Ltd. from Mycal Corporation to make the latter its 100%-owned subsidiary.

After the elapse of time for preparing the corporate merger scheduled to take place on August 1, Quality Control Center Co., Ltd. shall act as a surviving company and take over Mycal Merchandise Research Institute Co., Ltd., whereby the latter shall become a defunct company to be liquidated.

Merger Ratio

No agreement on the merger ratio shall be entered into between Quality Control Center Co., Ltd. and Mycal Merchandise Research Institute Co., Ltd. since the corporate merger is scheduled to take place after the projected share transfer that makes the latter the former's 100%-owned subsidiary.

Also, no new share issue resulting from the projected Corporate Merger is under consideration.

Payment of Delivered Money due to Merger

No payment of delivered money due to the projected Corporate Merger is under consideration.

Big Shareholders and Composition Ratio of Shareholders

No changes in the name of Big Shareholders or Composition Ratio of Shareholders will take place resulting from the projected Corporate Merger.

33)

March 14, 2006

To whom it may concern:

Acquisition of Origin Toshu Co., Ltd.

This is to notify that Aeon Co., Ltd. (having its head office in Chiba City, represented by Motoya Okada, president and CEO, hereinafter referred to as "Aeon") shall acquire 16,967,270 shares (95.67% of issued capital) of Origin Toshu Co., Ltd. (having its head office in Chofu City, represented by Kazuto Takanashi, president and representative director, hereinafter referred to as "Origin Toshu") to make the latter its consolidated subsidiary from March 20, 2006 (scheduled).

The aforementioned share transfer enables Aeon to acquire management resources of Origin Toshu, a leading company in the take-out food industry, and thereby jointly develop and provide innovative and attractive products and services to consumers.

Taking this opportunity, Origin Toshu shall revert to its founder's spirit and make a new step towards further growth in the future by completely reorganizing its management team that is now composed of Mr. Takanashi, its new president, Mr. Yamazaki, its deputy president and Mr. Masaru Suyama, assigned the chairmanship post by Aeon.

Your continued support and encouragement will be highly appreciated.

34)

To whom it may concern:

Notice on the result of the take-over bid and changes in subsidiaries

We implemented a take-over bid (hereinafter called "the TOB") for Origin Toshu Co., Ltd. (Code number 7579, hereinafter called "Origin Toshu") beginning January 31, 2006. The TOB was completed on March 13, 2006, the results of which are listed below. Also, please be advised that Origin Toshu is to become our consolidated subsidiary as a result of the TOB.

Description

I. Results of the TOB

1. Outline of the TOB (publicly announced on January 30, 2006, and changes in conditions, etc. publicly announced on February 24, 2006)

(1) Name of the target company

Origin Toshu Co., Ltd.

(2) Type of stocks to be purchased, etc.

Common stock

(3) TOB period

January 31, 2006 (Tuesday) to March 13, 2006 (Monday) (42 days)

(4) TOB price

¥3,100 per share

2. Result of the TOB

(1) Subscription status

Number of shares planned to be purchased

8,900,000 shares

Total number of shares subscribed for

16,967,270 shares

Total number of shares to be actually purchased

16,967,270 shares

(2) Effect of the TOB

Since the total number of shares subscribed for (16,967,270 shares) exceeded the number of shares planned to be purchased (8,900,000 shares), we will purchase all the shares subscribed for as stated in the official notice on the start of the TOB (as amended by the official notice on the changes of purchasing conditions, etc. on February 25, 2006) and the TOB notification form (as amended by the notification of amendments to the TOB notification form of February 24, 2006).

Total number of subscribing stockholders

1,023

Total number of shares subscribed for

16,967,270

Total number of shares to be purchased

16,967,270

Total number of shares to be returned

0

35)

(3) Calculation method in the case of TOB by the proportional distribution

Not applicable.

(4) Number of shares and the ratio of the stock holdings after the TOB

Number of shares before the TOB

100 shares (ratio of holdings: 0.00%)

Number of shares after the TOB

16,967,370 (ratio of holdings: 95.67%)

(5) Funds required for the TOB

¥52,599 million

3. Settlement method and commencement date of settlement

(1) Names and addresses of head offices of the securities firms, banks, etc. to

handle the settlement of TOB, etc.

Mizuho Securities Co., Ltd. 1-5-1, Otemachi, Chiyoda-ku, Tokyo

Shinko Securities Co., Ltd. 2-4-1, Yaesu, Chuo-ku, Tokyo

(2) Commencement date of settlement

March 20, 2006 (Monday)

(3) Settlement method

After the termination of the TOB period, a notice of purchase by the TOB , etc. will be mailed to the addresses of the subscribing stockholders (to the addresses of standing proxies in the case of foreign stockholders) without delay. The purchase will be made in cash. According to the instructions by the subscribing stockholders, the proceeds for the purchased stocks will be remitted to the places specified by the subscribing stockholders after the commencement date of settlement without delay from Mizuho Securities Co., Ltd. or Shinko Securities Co., Ltd., or they will be paid at the head office or branch offices of Mizuho Securities Co., Ltd. or Shinko Securities Co., Ltd.

4. Places where a copy of the TOB report is available for public inspection

Tokyo Office of Aeon Co., Ltd. 1-1 Kanda-nishikimachi, Chiyoda-ku, Tokyo

Tokyo Stock Exchange, Inc. 2-1, Nihonbashi-kabutocho, Chuo-ku, Tokyo

36)

II Change in subsidiaries

1. Reason for the change

As a result of the TOB, we will own 95.89% of the voting right of Origin Toshu, which will become our subsidiary effective March 20, 2006 (commencement date of settlement).

37)

III Future outlook

1. Impact on our future business

There is no impact on our performance for the term which ended February 2006. The impact of Origin Toshu becoming our subsidiary on our consolidated business performance for the future is under examination. The results will be published as soon as available.

2. Prospect for the delisting of Origin Toshu

Origin Toshu is currently listed on the second section of the Tokyo Stock Exchange, but since the stock holding ratio by a small number of specific persons is to exceed 90% as the result of the TOB, it will be delisted according to the criterion of the Tokyo Stock Exchange for delisting. Origin Toshu's stocks cannot be traded on the Tokyo Stock Exchange after the delisting.

38)

re: Entry into the banking industry

We are pleased to inform you that at today's meeting of the board of directors, we have decided to enter the banking business ("full-scale retail banking"), subject to the acquisition of the banking license from the authorities, as part of our general financial enterprises. The outline is as follows:

I. Purpose of the entry into the banking business

The financial environment of our country is radically changing due to the development of liberalization, innovations in information processing technology, etc. We hear from many of our customers that while shopping at shopping centers, they also want to receive financial services. Under these circumstances, we have judged that the environment is now ripe for the "integration of commerce and finance," and will start preparations for founding a new bank (tentative name: Aeon Bank) to comprehensively provide familiar, convenient, and warm-hearted financial services in accordance with our group's fundamental principle of "everything is for the sake of our customers."

In this way, we can get involved in our customers' lifestyles in terms of ★ "increased savings and interest" as well as "spending,"★☆"saving" and "increasing" as well as "spending,"☆ and by providing our customers with conveniences in a wider business area, we will accelerate our transformation from "a distributor" to "a customer satisfaction-oriented enterprise."

II. Overview of the new bank

(1) Full-scale retail banking in which commerce and banking are integrated

We envision a full-service bank which provides our customers with individual attention. This new bank will distinguish itself from other banks which specialize in Internet banking and ATMs. We are contemplating developing the business fully utilizing our stores, including about 1,500 shopping centers located across the country and a massive customer base, and also our financial business base such as the Aeon credit service, which has about 13.7 million card members. We intend to provide a comprehensive variety of services, including settlements in small amounts, various types of deposits, loans, sales of securities and insurance, while considering each customer's lifestyle and each customer's actual purchasing habits.

(2) Safe and secure settlement service

The new bank will provide safe, secure, and high value-added authentication and settlement platforms, such as utilization of multi-functional IC cards that utilize biometrics technology.

In particular, we have a policy to make it possible to build a settlement service network that will lead to the strategic alliance between Aeon group companies and other companies from different business sectors, the significant improvement of conveniences for the customers, and the revitalization of the regional economy by utilizing electronic money.

39)

(3) Mid-term goal (approximately five years after the commencement of the business)

1. Number of accounts: More than 3 million

2. Number of ATMs: More than 2 thousand

3. Number of instore branches: More than 60

4. Deposit balance: More than ¥650 billion

5. Profit performance: More than 20% of ROE

III. Schedule for the future

We are contemplating establishing a preparatory company around next April for implementing the above plan as soon as possible.

IV. Impact on our business performance

There will be no impact on our business performance for the term ending February 2007.

With regard to the impact on the performance of the next term onward, we will advise you as soon as details are known since the above project is based on the premise that the banking license will be granted by the authorities.

(TB0606207)

40)

Notice concerning the extension of the take-over bid period for the ORIGIN TOSHU Stocks

This is to inform you that Aeon Co., Ltd. has changed the purchase conditions, such as extension of the purchase period relating to the take-over bid (hereinafter referred to as the "TOB") of Origin Toshu Co., Ltd. (hereinafter referred to as "ORIGIN TOSHU") as stated below. Further, a public notice regarding the changes, as detailed below, is scheduled to be made on February 25, 2006.

As a result of the Don Quijote Co., Ltd. (hereinafter referred to as "DON QUIJOTE"), Mr. Takao Yasuda and the Cervantes Co., Ltd., major stockholders of ORIGIN TOSHU, having declared their desire to apply for the TOB for the entire amount of stocks of ORIGIN TOSHU held by them, the purpose of the changes stated below is to provide a wide range of other stockholders of ORIGIN TOSHU with opportunities to apply.

41)

Description

1. Contents of the TOB

(1) Name of Target Company

Origin Toshu Co., Ltd.

(2) Type of stocks to be purchased, etc.

Common stock

(3) TOB price

¥3,100 per share

(4) TOB period

January 31, 2006 (Tuesday) to March 1, 2006 (Wednesday) (30 days)

2. Contents of changes for purchase conditions

Changes are made as follows:

TOB period

[Before change]

January 31, 2006 (Tuesday) to March 1, 2006 (Wednesday)

[After change]

January 31, 2006 (Tuesday) to March 13, 2006 (Monday)

Commencement date of settlement

[Before change]

March 8, 2006 (Wednesday)

[After change]

March 20, 2006 (Monday)

42)

Building a New Relationship based on an Equal Partnership

CFS Corporation (hereinafter referred to as "CFS") and Aeon Co., Ltd. (hereinafter referred to as "Aeon") have decided to build a new relationship based on the equal partnership that greatly considers the corporate identities of CFS and Aeon while also considering the advent of an era of fierce competition which exceeds the boundaries of business categories and types of operations, with the spirit of mutual trust established in the Memorandum dated April 4, 2000 as its guiding principle. We hereby inform you that both companies have reached an agreement to create a fusion between drugstores and supermarkets by a collaboration based on CSF's philosophy: "a solution enterprise for the maintenance and promotion of health" and Aeon's "customer satisfaction" philosophy.

43)

Description

I. Gist of the New Memorandum

1. Strengthening the Equal Partnership

1) The chief executives of both companies further strengthen their relationship of mutual trust and strive for enhancement of corporate values via communication.

2) Both companies will build a new relationship in the future by paying as much respect as possible to an equal partnership.

3) CFS provides assistance and advice relating to Aeon's drugstore business, while Aeon provides assistance and advice relating to CFS's supermarket business, based on the principle of equal partnership; in so doing, they seek a synergistic effect.

4) Details of mutual cooperation between both companies are decided based on the discussion to be held at the Collaboration Task Promotion Committee (tentative name) that will be established by the companies.

2. Activity of Aeon's Welcia Stores

CFS has a continuous freeze on the activity of Aeon's Welcia Stores (hereinafter referred to as "Welcia").

However, both companies will discuss the participation of CFS in Welcia's activity once again after they mutually confirm the synergistic effect, etc. under the new relationship.

3. Matters of stocks and officers

1) Aeon continues to hold stocks of CFS within a scope not exceeding 15%.

2) Based on the equal partnership, Aeon will not exercise influence on the management of CFS by such holding of stocks.

3) Aeon continues to dispatch outside director(s) and auditor(s) to CFS.

II. Outline of Both Companies (Term ending in February 2005)

(1) CFS Corp.

Head Office 13-4 Hirokoji-cho, Mishima City, Shizuoka Prefecture

Date Incorporated September 1947

Capital 5,660 million yen

Operating Profit 146.3 billion yen

Number of Shops 249 (as of August 2005)

Number of Employees 4,617 (including 3,147 partners, etc.)

Representative Representative Director and President Yukimasa Yoneda

44)

(2) Aeon Co., Ltd.

Head Office 1-5-1 Nakase, Mihama-ku, Chiba City

Date Incorporated September 1926

Capital 101,798 million yen

Operating Profit 1 trillion and 830.2 billion yen

Number of Shops 387 (as of August 2005)

Number of Employees 74,274 (including 60,708 community staff members)

Representative Representative Executive Officer and President Motoya Okada

45)

Notice concerning Commencement of the Take-over Bid

This company has decided on January 30, 2006 to purchase common stocks of Origin Toshu Co., Ltd. (hereinafter referred to as the "target company") by means of the take-over bid, and inform you as described below.

Description

1. Purpose of the take-over bid

Today, after conducting a careful study from a multidimensional point of view, based on a strong request from the Board of Directors and the employees of the target company, this company has decided to implement a take-over bid for the target company as we have concluded that a synergistic effect can be expected between this company and the target company.

This company implements the take-over bid on and after tomorrow, that is to say January 31, supporting the target company's corporate philosophy of: "a health-creating company that honestly protects the safety and security of foods" and the management position of the target company that strives for a sincere social contribution and in an attempt to enhance corporate value by way of realization of synergy with the target company and further expansion of business areas.

46)

2. Outline of the take-over bid

(1) Outline of the target company

? Trade Name Origin Toshu Co., Ltd.

? Major Business sales of box lunches / prepared foods, and restaurant businesses

? Date Incorporated September 1966 (Showa 41)

? Location of Head Office 3-2-4 Senkawa-cho, Chofu City, Tokyo

? Representative Representative Director and President Yasuhiro Yamazaki

? Amount of Capital 3,160 million yen (as of September 30, 2005)

? Ratio of Major Stockholders and Stock Holding Percentage (as of September 30, 2005)

? Relationship with this company

Capital relationship: This company holds 100 stocks of the target company as of today.

Human relationship: No relevant item exists.

Trade relationship: No relevant item exists.

47)

(2) Type of stocks, etc., available for purchase common stock

(3) Period of the take-over bid from January 31, 2006 (Tuesday) until March 1, 2006 (Wednesday) (30 days)

(4) Purchase price 3,100 yen per stock

(5) Basis of computation for purchase price

The price for the take-over bid of 3,100 yen per stock that the take-over bidder presents is equal to an amount that is obtained by adding a premium of approximately 46.8% to the average closing price of common stock of the target company for the past three months (from October 28, 2005 until January 27, 2006) in the second market division of the Tokyo Stock Exchange Co., Ltd.

(6) Planned number of stocks for purchases 8,900,000 stocks

(7) Movement of holding ratio of stocks by take-over bid

Number of stocks held before purchase 100 stocks (holding ratio 0.00%)

Number of stocks held after purchase 8,900,100 stocks (holding ratio 50.01%)

(8) Date of public notice for commencement of the take-over bid January 31 (Tuesday), 2006

(9) Agent for the take-over bid

Mizuho Securities Co., Ltd. 1-5-1 Otemachi, Chiyoda-ku, Tokyo

Shinko Securities Co., Ltd. 2-4-1 Yaesu, Chuo-ku, Tokyo

(10) Funds necessary for purchase 27,760 million yen (planned)

48)

3. Agreement with Target Company for the take-over bid

With respect to the take-over bid, a resolution that agrees to such the take-over bid has been passed at a meeting of the Board of Directors of the target company.

4. Future Prospects

In the event that this company acquires the planned number of stocks for purchase as the result of the take-over bid, the target company will become a consolidated subsidiary of this company. While stocks of the target company are currently listed in the second division of the Tokyo Stock Exchange, there is a possibility that the listing of those stocks will terminate depending on the results of the current take-over bid. From now on, this company will pursue a synergistic effect via strengthening alliances and striving for the enhancement of business achievements. This company is prepared to report the impacts on its achievements as soon as they are acknowledged.

(Translation for reference only)

Stock code 8267

April 18, 2006

ÆON Co., Ltd.
1-5-1 Nakase, Mihama-ku
Chiba-shi, Chiba
President and Representative Executive Officer: Motoya Okada

To the Shareholders of ÆON Co., Ltd:

Notice of the 81st Ordinary General Meeting of Shareholders

You are cordially invited to attend the 81st Ordinary General Meeting of Shareholders of ÆON Co., Ltd., which will be held as described below.

For those who will be attending the meeting in person, we request that you submit the enclosed Form for Exercising Voting Rights in Writing to a receptionist at the meeting site. For those who will not be able to attend, please examine the enclosed reference materials and vote your shares in one of the following ways: by filling in and affixing your seal to the enclosed Form for Exercising Voting Rights in Writing, and mailing it back to us or by voting using the electronic online process. All votes must be received by May 11, 2006.

The 81st Ordinary General Meeting of Shareholders

1. Date and Time: Friday, May 12, 2006, 10:00 A.M.

2. Place: Makuhari Messe International Conference Hall
2-1 Nakase, Mihama-ku, Chiba-shi, Chiba

3. Objectives of Meeting

Matters to be reported:

1. Consolidated Balance Sheet and Nonconsolidated Balance Sheet as of February 20, 2006; and Business Report, Consolidated Statement of Income, Nonconsolidated Statement of Income and Appropriation of Retained Earnings for the 81st fiscal year (from February 21, 2005 to February 20, 2006)
2. Report of Independent Auditors and Audit Committee on audit results for the Consolidated Financial Statements

Matters to be resolved:

Agenda Item 1: Partial amendments to the Articles of Incorporation
For a summary of these amendments, please refer to pages 41 through 50 of the attached "Reference Materials regarding Exercising Voting Rights."

To vote using the electronic online process, please access the site by using the code and temporary password that is printed on your Form for Exercising the Voting Rights in Writing, and then vote for or against each agenda item, following the directions that are shown on the screen.

Agenda Item 2: Election of eight (8) members of the Board of Directors

Agenda Item 3: Resolution on issuance of stock acquisition rights in form of stock option remuneration plan
For a summary of these amendments, please refer to pages 52 through 55 of the attached "Reference Materials regarding Exercising Voting Rights."

Notes:

1. *This English version is a translation of points summarized from an original notice written in Japanese. When discrepancies in interpretation arise, the content of the Japanese notice shall take precedence.*
2. *The financial statements shown in this English-language notice are summaries of financial statements that are prepared in Japanese.*
3. *The Company's financial statements are prepared on the basis of generally accepted accounting principles in Japan.*
4. *However; please note that web voting is not available for example, in case you are not a resident of Japan and have appointed a custodian in Japan of your shares according to the Rules for the Handling of Shares of the Company and other situations.*
5. *ÆON Co., Ltd's ordinary share issue* *Local code: 8267*
SEDOL# 6480048
ISIN# 3388200002

[Electronic Voting Platform for Institutional and Foreign Investors]

Registered shareholders, including standing proxies such as master trust banks, are entitled to use the Electronic Voting Platform Service offered by ICJ Inc., a joint venture established by Tokyo Stock Exchange Inc. and Japan Securities Dealers Association, as an electronic means to exercise their voting rights for the shareholder's meeting, provided that application was submitted in advance.

Business Report

(Year ended February 20, 2006)

1. Business Review

Consolidated

In the year ended February 20, 2006, the ÆON Group, which comprises the parent company ÆON Co., Ltd. and 130 consolidated subsidiaries, posted consolidated operating revenues of 4,430,285 million yen (105.6% of the previous year) and consolidated operating income of 166,105 million yen (113.2% of the previous year, or a year-on-year increase of 19.3 billion yen). Including the results of 27 equity-method affiliated companies, consolidated ordinary income amounted to 175,989 million yen (112.7% of the previous year, or a year-on-year increase of 19.8 billion yen). All these figures marked new record highs for sixth consecutive year.

General merchandise stores (GMS) operations, which comprise the largest segment by revenues, showed marked signs of recovery during the year under review. ÆON Co., Ltd. posted an increase of approximately 6.9 billion yen in operating income, which rose to 24,297 million yen from 17,392 million yen in the previous year. This gain accounted for roughly 40% of the increase in consolidated operating income.

Profits increased across all business segments. Besides growth in financial services and shopping center (SC) development operations posted by subsidiaries such as ÆON Credit Service Co., Ltd. and ÆON Mall Co., Ltd., the ÆON Group also recorded higher profits in supermarket, service and specialty store operations.

Shopping center developments continued to drive growth across the ÆON Group, generating record profits for the sixth consecutive year. The ÆON Group has expanded through the creation of attractive shopping centers that cater to local tastes, linked to mall management and development operations. These shopping centers feature an ÆON Group GMS store or supermarket as the core tenant, together with high-quality specialty retail outlets, as well as all the extra services and functions necessary for an enjoyable shopping experience.

Going forward, besides opening new stores, the ÆON Group critically aims to augment growth in the Japanese market by pursuing business alliances in a number of fields in collaborative efforts with various partners and creating synergies with existing consolidated operations.

In March 2005, the ÆON Group forged a strategic business alliance with Carrefour S.A. of France, under which the ÆON Group acquired all the shares of Carrefour Japan and renamed the company ÆON Marché Co., Ltd. Separately, the ÆON Group entered into a business and capital tie-up with Tsuruya Shoe Store Co., Ltd., a footwear retailer, and created a comprehensive business alliance with East Japan Railway Company. In other moves, the ÆON Group during the year, finalized the plan to establish a joint venture with Yamaya Corporation and initiated a takeover bid for Origin Toshu Co., Ltd. These initiatives to build and strengthen alliance structures enabled the ÆON Group to make further progress toward constructing new business models that will sustain future growth.

The corporate rehabilitation process for Mycal Corp. ended on December 31, 2005, seven years ahead of the original plan. The successful rehabilitation of an enterprise with annual revenues of over 650 billion yen has helped to burnish the ÆON Group's reputation as a sponsor of such processes. The success promises to aid ÆON in its future business alliance and M&A strategy.

Besides pushing ahead with its proven shopping center strategy, the ÆON Group plans to meet the expectations of shareholders by developing new businesses and services with alliance partners in order to enhance the overall contribution that the Company makes to the lives of customers and local community residents.

Trends in operating results and assets

Years ended February 20; Millions of yen	2003	2004	2005	2006
Total revenues	3,086,504	3,546,215	4,195,843	4,430,285
Ordinary income	127,431	131,354	156,099	175,989
Net income	51,257	55,316	62,066	28,932
Net income per share (Yen)	154.86	165.57	88.71	39.61
Total assets	2,013,067	2,609,271	2,752,088	2,928,682
Total shareholders' equity	426,359	479,090	632,022	676,151
Shareholders' equity per share (Yen)	1,280.24	1,438.08	871.63	932.50

(Note 1) Consolidated net income fell in the year ended February 20, 2006 primarily due to an asset impairment loss of 83,335 million yen, as the Company adopted early the new accounting standard for impairment of fixed assets.

(Note 2) ÆON conducted a 1:2 common stock split in the year ended February 20, 2005. The figure for net income per share in this year is calculated as if the stock split had been conducted at the start of the financial year in question.


Total revenues
billion yen
4,000
2,000
0
2003
2004
2005
2006


Operationg income
billion yen
150
100
50
0
2003
2004
2005
2006

(1) Review of Operations

1) GMS and other retail store operations

[General merchandise store (GMS) operations]

In the year ended February 20, 2006, ÆON Co., Ltd. and ÆON Kyushu Co., Ltd. opened nine GMS stores and closed 17 stores. Including the addition of the eight stores operated by ÆON Marché Co., Ltd., this resulted in a total network of 435 GMS stores across Japan.

Efforts focused on developing GMS formats and reforming merchandising policies. Both companies succeeded in reducing inventories at existing stores by more than 10% and in boosting inventory-related logistical efficiencies, which helped to improve margins significantly. Elsewhere, in response to demands from Japan's leading brewers to raise beer prices, ÆON proposed and introduced a new trading set-up for these suppliers by leveraging its distribution functions. These reforms enabled ÆON to maintain the same retail prices for beer, while other competitors were forced to raise prices.

ÆON also made progress with reforms in the product categories of apparel, household items and leisure goods. Efforts focused on increasing sales per employee by developing new products, creating more attractive retail spaces and adopting other measures to promote the customer pulling power of stores. In March 2006, ÆON introduced a completely new range of clothing under its TOPVALU private-label brand produced by leading Japanese designer Yoichi Nagasawa. This was a major initiative in a broader ongoing drive to refresh and remodel the design ÆON stores within the fashion segment.

Other efforts to generate synergy within the ÆON Group involved joint promotional initiatives with JUSCO, SATY, Posful and Carrefour.

As a result, ÆON Co., Ltd. reported higher sales and profits. Total revenues amounted to 1,892,909 million yen (103.4% of the previous year), operating income totaled 24,297 million yen (139.7% of the previous year), and ordinary income was 31,117 million yen (138.7% of the previous year).

In November 2005, as part of efforts to build next-generation Supercenter operations, nine stores in the Tohoku region were spun off from ÆON Co., Ltd. into a new company based in the city of Morioka. This move strengthened the ability of the ÆON Group to develop formats suited to local tastes in that region.

In the year under review, Mycal Corp. closed three stores and invested aggressively in system investment and in revitalizing its existing store network. The company posted operating income of 12,013 million yen, comfortably in line with forecast. The court-supervised corporate rehabilitation process for Mycal was completed seven years ahead of target.

[Supermarket and other retail store operations]

In the year ended February 20, 2006, ÆON's overall supermarket network in Japan grew to 702 stores due to the opening of 53 new stores and the closing of 32 stores. Joint bulk-purchasing initiatives to take advantage of the scale of ÆON Group supermarket operations expanded compared with the previous year. The ÆON Group also sought to enhance the competitiveness of supermarket operations through improvements to its technical training systems, while retaining the regional character of merchandising policies to boost the local appeal of stores. As a result, this segment reported higher sales and profits for the second year running.

Convenience store chain Ministop Co., Ltd. opened 162 new stores and closed 84 stores during the year under review. The total size of the Ministop network increased to 1,641 stores. Total operating revenues grew compared with the previous year, reflecting an increase in the number of directly managed outlets. Profits declined, however, mainly because poor weather dented sales of soft drinks.

[GMS and other retail store operations in Asia]

During the year under review, the number of ÆON Group overseas stores in China and other parts of Asia grew to 51 stores, which generated combined sales of approximately 160 billion yen.

In Malaysia, ÆON Co. (M) Bhd. opened a flagship store and shopping center in the country's second-largest city, Johor Bahru. With 14 stores, the company continues to grow as one of Malaysia's leading retailers. Shenzhen AEON Friendship Co., Ltd., Qingdao AEON Dongtai Co., Ltd. and Taiwan AEON Stores Co., Ltd. opened one new store each during the year.

Approval of a corporate rehabilitation plan for Siam JUSCO Co., Ltd. was gained in November 2005. ÆON reinforced the company's financial base as it prepares to seek fresh growth by switching to focus on supermarket operations.

2) Specialty store operations

The total number of outlets in specialty store operations increased by 487 stores during the year ended February 20, 2006, bringing the network total to 3,246 stores. Segment sales and profits both increased.

U.S.-based apparel chain Talbots (The Talbots, Inc.) posted an increase in profits as driven by growth in women's clothing (particularly large sizes) and children's clothing. The company was able to minimize the effects of the devastating hurricane season. Pursuing further growth, Talbots also negotiated a friendly takeover of J. Jill Group, a U.S.-based multi-channel retailer of ladies' fashions, accessories and footwear.

Apparel chains Cox Co., Ltd. and Blue Grass Co., Ltd. developed their private-label clothing brand-based business models further by seeking to establish greater control over all parts of the value chain from production to distribution. Both chains pursued scrap-and-build outlet policies and reported higher profits.

Mega Petro Co., Ltd., which develops gasoline stations on shopping center sites, posted sharply higher sales and profits as a result of successful moves to minimize the impact of higher crude oil prices, helping the chain to be more competitive on price.

3) Shopping Center (SC) development operations

Aggressive development programs combined with better management and operation of shopping centers resulted in further substantial increases in both sales and profit.

During the year ended February 20, 2006, the ÆON Group opened new mall-type shopping centers aggressively. Total commercial floor space increased to approximately 8.5 million square meters.

ÆON Mall Co., Ltd. opened shopping centers on three new sites during the year. As of February 20, 2006, this ÆON Group subsidiary operated shopping centers at 21 locations with a total commercial floor space of over 1.2 million square meters. All five of the shopping centers opened by the company in the past two years performed well during the year under review, contributing substantially to profit growth.

Equity-method affiliates Diamond City Co., Ltd. and LOC Development Co., Ltd. opened malls on one and three sites, respectively. These two companies currently manage a total of about 50 shopping center developments.

4) Service and other operations

Reflecting the opening of shopping center developments and the launch of the ÆON Carrefour Card, ÆON Credit Service Co., Ltd. posted significant gains in sales and profits. The total cardholder base expanded by around 0.8 million compared with the previous year. In December 2005, in partnership with East Japan Railway Company (JR East), ÆON Credit Service launched the "ÆON Suica Card.". Through this initiative, ÆON aims to provide consumers with a different type of card offering greater convenience by combining a portable form of electronic money with a credit card (Suica is an IC card system already widely used by commuters on JR East's rail network). Overseas, the Company's credit card development efforts included the first card issuance in Malaysia by a foreign-owned company outside the banking sector.

Amusement arcade operator ÆON Fantasy Co., Ltd. recorded substantial increases in sales and profits through a combination of creating large-scale outlets, introducing new multi-functional complex outlets in partnership with restaurants and retail firms, and developing a new "Poppun

Park" format specifically for supercenters. ÆON Fantasy opened 22 new outlets during the year under review, including ten under the "Poppun Park" format. Also in this segment, Certo Corporation posted significantly higher sales and profits, in part due to the good performance of beverage operations. Zwei Co., Ltd., a bridal information services agency, recorded higher sales and profits due to the expansion of its network of sales offices, together with steady growth in members as the result of service improvements aimed at meeting fast-evolving customer needs. Japan Maintenance Co., Ltd. posted higher sales and profits after securing new maintenance service contracts and as the result of fresh contributions from two firms that became subsidiaries in 2005. Total revenues and profits from service and other operations increased compared with the previous year.

Business segment information (Major subsidiaries and affiliates)



Speciality stores operations
The Talbots, Inc.
Yamaya Corp.
Cox Co., Ltd.
Blue Grass Co., Ltd.
WELCIA KANTO CO., LTD.
Medical Ikkou Co., Ltd.
and others
SC development operations
68,409 million yen
Service and other operations
607,271 million yen
Specialty store operations
499,132 million yen
Total revenues
GMS and other retail store operations
3,641,732 million yen
SC development operations
ÆON Mall Co., Ltd.
Diamond City Co., Ltd.
GMS and other retail store operations
General merchandise stores
ÆON Co., Ltd.
Posful Corporation
ÆON Kyushu Co., Ltd.
ÆON Marche Co., Ltd.
MYCAL Corporation
MYCALKYUSHU Corporation
Ryukyu JUSCO Co., Ltd.
AEON CO. (M) BHD.
AEON STORES (HONG KONG) Co., Ltd. and others
Service and other operations
Financial services
ÆON Credit Service Co., Ltd.
AEON Credit Service (Asia) Co., Ltd.
AEON Thana Sinsap (Thailand) Plc. and others
and others Services
JAPAN MAINTENANCE CO., LTD.
ÆON Fantasy Co., Ltd.
Zwei Co., Ltd.
Certo Coporation and others
Food services
Gourmet D'Or Co., Ltd.
MYCAL-Ist, Inc. and others
Food processing distribution, and other operations
Aic, Inc. and others
SC developmnet operations
21,023 million yen
Ordianry income
Service and other operations
60,635 million yen
GMS and other retail operations
63,346 million yen
Speciality store operations
21,911 million yen
Supermarket
Kasumi Co., Ltd.
Maxvalu Hokkaido Co., Ltd.
Maxvalu Tohoku Co., Ltd.
Maxvalu Tokai Co., Ltd.
Maxvalu Chubu Co., Ltd.
Maxvalu Nishinihon Co., Ltd. and others
Home centers
SUNDAY Co., Ltd. and others
Convenience stores
Ministop Co., Ltd. and others
ÆON 1% Club
ÆON Environment Foundation
The Cultural Foundation of Okada

Business segment information

Year ended February 20, 2006; Millions of yen	Operating revenues	YOY%	Operating income	YOY%
GMS and other retail store operations	3,641,742	104.6	63,346	113.4
Specialty store operations	499,132	107.6	21,911	110.4
SC development operations	68,409	116.1	21,023	117.3
Service and other operations	607,271	105.6	60,635	113.5
Total	4,861,555	105.2	166,916	113.5
Eliminations	(386,269)	-	(810)	-
Consolidated	4,430,285	105.6	166,105	113.2

(Note) The main activities in each business segment are as follows:

GMS and other retail store operations

General merchandise stores (GMS), supermarkets, convenience stores, department stores, etc.

Specialty store operations

Specialty retail stores selling women's apparel, family casual apparel, health and beauty-care products, footwear, etc.

SC development operations

Development of shopping centers, leasing and management of commercial facilities, etc.

Service and other operations

Financial services, amusement facilities, food services, store maintenance, wholesaling, etc.


Total reevenue
billion yen
4,500
3,000
1,500
0
2003
2004
2005
2006
Operationg income
billion yen
60
40
20
0
2003
2004
2005
2006
GMS and other retail store operation
Specialty store operations
SC development operations
Service and other operations

Drugstore operations

ÆON Welcia Stores established its own training institute to provide additional training for licensed pharmacists. The company aims to provide pharmacists with a higher level of certification by training at this institute, an investment that should ultimately translate into higher-quality services and a greater degree of trust by the local customers of ÆON Group drugstores. Through such initiatives, ÆON Welcia Stores hopes to make a meaningful contribution to health care in regional communities.

Green Cross Coa Co., Ltd., a leading member of the ÆON Welcia Stores network, changed its name to Welcia Kanto Co., Ltd. in December 2005, prior to a merger with IINO Co., Ltd. in March 2006. Going forward, the company will play a leading role in the development of ÆON Group drugstore operations in the Kanto region (Tokyo and surrounding areas).

(2) Environmental Protection and Social Contribution Activities

ÆON has formulated a basic global warming prevention policy that includes various measures to reduce emissions of carbon dioxide and other greenhouse gases. Program targets are in line with the goals of the Kyoto Protocol, which gained legal force as a treaty in February 2005.

In May 2005, ÆON opened a new shopping center in Chigusa (Aichi Prefecture) that serves as a model for environmentally friendly retail store operations. ÆON is also promoting a gradual shift toward the use of fully biodegradable plant-based materials that can be recycled into biomass, particularly in food packaging.

The ÆON Hometown Forests Program, a tree-planting initiative organized in conjunction with local communities, has been instrumental in planting a cumulative total of 5.84 million trees in the 15 years since it was established in 1991.

During the year under review, the ÆON Group Environment Foundation celebrated the 15th anniversary of its establishment. A special ceremony featured a lecture on the theme of "The Environment and Peace" given by 2004 Nobel Peace Prize winner Wangari Maathai (currently an environment minister in Kenya's government). Separately, the Foundation also organized tree-planting activities at various sites during the year. Overseas locations included Phuket, Thailand (particularly in tsunami-devastated areas) and Qingdao, China (in areas surrounding the Laoshan Dam). In Japan, reforestation programs were conducted in the regions of Shiretoko (Hokkaido) and Momoyama (Wakayama Prefecture).

In August 2005, the ÆON 1% Club launched the ÆON Cheers Club (formerly the Children's Eco Club) to provide educational opportunities for children's healthy development. One of the club's inaugural events was an environmental education tour of Germany by a group of 51 elementary and middle school children, led by club representatives. Another event organized by the ÆON 1%

Club was an international cultural exchange as part of the "Teenage Ambassadors" program. Events were attended by 183 young people representing 11 nations, along with a delegation of 20 high-school students from South Korea. The event provided a good opportunity to promote communication between individuals of different ages and nationalities.

The mission of ÆON is to "pursue peace, respect humanity and contribute to local communities from a customer-oriented perspective." Going forward, ÆON plans to continue devoting considerable efforts to environmental protection and social contribution activities so that the Company can fulfill its social responsibilities as a corporate citizen.

Principal Fundraising Activities in Fiscal Year Ended February 2006

Fundraising cause Yen	Customer donations	ÆON contribution	Total sum raised
Donations to support recovery of "Children Victimized by Sumatra Earthquake"	42,861,074	43,000,000	85,861,074
Donations to support of "Katrina" in U.S.	18,679,013	19,000,000	37,679,013
Emergency relief fund for victims of Pakistan and India earthquake	26,857,470	30,000,000	56,857,470
Campaign to save Shiretoko forests as World Heritage asset	10,871,917	11,000,000	21,871,917

Note: ÆON matching contributions are disbursements made by the ÆON 1% Club and the ÆON Environment Foundation.

ÆON Hometown Forests Program

(Number of trees planted)

	Cumulative total		Cumulative total		Cumulative total
FY2/98	2,242,997	FY2/01	4,026,180	FY2/04	4,887,729
FY2/99	2,778,163	FY2/02	4,257,126	FY2/05	5,311,121
FY2/00	3,288,774	FY2/03	4,573,743	FY2/06	5,840,114

2. Prospective Challenges for the ÆON Group

Raising corporate value

ÆON believes that the value a company creates is more than just sustained long-term growth in its business results, but also extends to the value generated by creating jobs, improving lifestyles and contributing to society. Corporate activities that protect the environment, contribute to society and gain the trust of consumers translate into a greater influence within society as well as increased levels of trust. ÆON believes that ultimately these various factors also reflect in the value of the Company's shares.

ÆON has consistently striven to engage in fair trading practices and to honor its many social responsibilities. For instance, on safety and security issues, ÆON has gone beyond legal compliance requirements to establish and meet higher standards that represent genuine value for customers. Going forward, ÆON hopes to generate greater corporate value by continuing to undertake measures that cultivate strong trust-based relationships with customers and other stakeholders.

ÆON hopes that those who agree with the values expressed above will become our shareholders and aims to fulfill the expectation of such shareholders.

(1) Policy on responses against large acquisitions of shares (defensive measure against buyouts)

Although the Company's shares are listed and traded freely on securities exchanges, acquisitions by groups pursuing short-term gains can often be harmful to shareholder interests. The Company believes that acceptance or rejection of a buyout proposal must be left in the hands of the shareholders. At the same time, it believes that shareholders must have adequate and accurate information and sufficient time to make their decisions. In the interest of providing such information, and also as a means of countering takeover actions that are clearly hostile to the general interests of the shareholders, the Company adopted and announced a "policy on responses against large acquisitions of shares (defensive measure against buyouts)" at its Board of Director's Meeting on April 5, 2006.

This "policy on responses against large acquisitions of shares" is a so-called "advance warning-type" takeover defense. As such it will demand that any suitor seeking to acquire 20 percent or more of the Company's voting shares strictly follow the rules on acquisitions, which stipulate that the suitor provide sufficient information to the Company about its proposed method of purchase, its sources of financing, and the management policy that it will bring to the Company following the acquisition. Based on information obtained in this manner, the Company's Board of Directors will seek the opinion of a corporate valuation committee made up of its external directors and two outside specialists. While assigning maximum value to the opinion of this committee, the Company will announce its assessment of the suitor's takeover proposal. If the suitor has not followed the previously mentioned rules and proposes a takeover that will clearly damage the interests of the shareholders, the Board of Directors can adopt countermeasures, including the issuance of new shares, the issuance of stock acquisition rights and others measures. The Company shall provide sufficient information to shareholders on a timely basis to enable them to reach their decision.

(2) Response to regulatory developments that limit consumer choice

Shopping center developments by the ÆON Group are designed to reflect ÆON's fundamental philosophy that such facilities must be rooted in the community and make an ongoing contribution to the needs of local people. Local communities also realize the important role that shopping centers play in supporting society at the local and regional levels. ÆON believes that these commercial developments are a core element of what many local people want to help their community grow and develop.

The ÆON Group is confident that shopping centers that it develops contribute to the economic and cultural development of local communities. The Company is committed to continue its development activities based on this belief. In ÆON's view, excessive regulation serves to hinder industrial development – an outcome that is detrimental to the interests of consumers. ÆON plans to continue to invest actively in new commercial retail developments. Moreover, by leveraging the varied expertise cultivated to date in operating shopping centers, the Company hopes to make further contributions to the development of local communities, both in terms of helping to revitalize existing shopping areas and on the broader cultural and industrial levels..

(3) Maximizing value from alliances and acquisitions

ÆON plans to forge alliances with companies that are leaders in specialty sectors with the twin aims of strengthening specialty store operations and continuing to implement reforms in the GMS sector. ÆON approaches these ventures as a way for new alliance partners as well as ÆON Group companies to derive mutual benefits in each company's exclusive expertise and operational synergies to use and exploit. Through such processes, ÆON hopes to maximize corporate value for both sides.

In the fiscal year ending February 20, 2007, ÆON plans to establish a joint importing venture with Yamaya Corporation, a liquor retailer with which ÆON has had a business and capital tie-up since 1994. By focusing on importation of food items and alcoholic beverages and fortifying development capabilities for products sourced from overseas, the joint venture aims to build a strong lineup of overseas brands, develop original branded lines, and work to lower import purchasing and distribution costs.

ÆON also has a business and capital tie-up with footwear retailer Tsuruya Shoe Store Co., Ltd., which operates specialty footwear stores under the "ASBee" brand. Through this alliance, ÆON hopes to tap the long-established sales and service expertise of this specialty retailer, whose management resources will help to strengthen ÆON Group capabilities in this area. Cooperative efforts are focusing on developing and supplying original products and services to customers.

ÆON initiated a successful takeover bid on January 30, 2006 for the shares of Origin Toshu Co., Ltd., an operator of delicatessen and take-out food outlets. The firm became a consolidated ÆON subsidiary in March 2006. ÆON and Origin Toshu aim to utilize the ÆON Group network to fortify and expand Origin Toshu's operational base, while also making use of delicatessen counters and refrigerated displays in ÆON Group stores to boost sales of prepared food, a sector where demand is projected to grow. Technical collaboration also promises to aid business development.

3. Overview of ÆON Co., Ltd. and ÆON Group (as of February 20, 2006)

(1) Main Business of ÆON Group

The ÆON Group comprises the parent company, ÆON Co., Ltd., 130 consolidated subsidiaries and 27 equity-method affiliated companies. The main business of the group is retailing, with a core presence in general merchandise stores (GMS). The group also includes specialty stores operations, shopping center (SC) development operations and service and other operations.

(2) Number of Stores of ÆON Group Businesses

1) Head Office of ÆON Co., Ltd.
   1-5-1, Nakase, Mihama-ku, Chiba-shi

2) Numbers of stores by format

Format	Number of stores	Format	Number of stores	Format	Number of stores
General merchandise stores	468	Home centers	92	Other retails	25
Supermarkets	711	Department stores	2	Financial services	62
Supercenters	17	Convenience stores	2,854	Food services	541
Discount stores	43	Specialty stores	3,246	Other services	791
				Total	**8,852**

(3) Capital Financing and Investment (Consolidated)

Total capital investment at the consolidated level in new ÆON Group stores and the renewal of existing stores in the year ended February 20, 2006 amounted to 224.3 billion yen. Capital spending by ÆON Co., Ltd. was financed using internal cash flow and the proceeds of public corporate bond offerings. Capital spending by other ÆON Group companies was mainly self-financed.

(4) Operating Performance and Financial Status of the Company

Years ended February 20; Millions of yen	2003	2004	2005	2006
Total revenues	1,701,210	1,764,365	1,830,282	1,892,909
Ordinary income	33,849	27,593	22,439	31,117
Net income	17,101	15,795	12,382	2,282
Net income per share (Yen)	51.67	47.43	17.75	3.15
Total assets	937,112	980,148	1,038,783	1,092,668
Total shareholders' equity	294,106	307,846	417,202	425,064
Shareholders' equity per share (Yen)	883.13	924.40	575.54	586.41

(Note 1) Consolidated net income fell in the year ended February 20, 2006 primarily due to an asset impairment loss of 32,397 million yen, as the Company adopted early the new accounting standard for impairment of fixed assets.

(Note 2) From the year ended February 20, 2004, in line with revisions the Regulations for Implementation of the Commercial Code of Japan, minor changes were made to the Japanese wording of the phrases corresponding to "net income" and "net income per share."

(Note 3) ÆON conducted a 1:2 common stock split in the year ended February 20, 2005. The figure for net income per share in this year is calculated as if the stock split had been conducted at the start of the financial year in question.

(5) ÆON Sales by Product Category

Years ended February 2006; Millions of yen Product category	Net sales	Year-on-year change (%)	Percentage of Total (%)
Ladies' apparel	86,117	103.2	4.8
Children's apparel	78,398	101.1	4.4
Family casual apparel	138,132	102.1	7.7
Men's apparel	60,717	105.4	3.4
Total apparel	363,365	102.7	20.4
Groceries	313,635	104.0	17.6
Dairy/delicatessen	325,989	103.5	18.3
Perishables	268,551	101.3	15.0
Gardening items	9,866	107.3	0.6
Food gifts	38,765	105.4	2.2
Total food	956,806	103.2	53.6
Home fashion	131,390	100.2	7.4
Digital appliances	61,023	97.8	3.4
Sporting goods	10,329	104.1	0.6
Health and beauty	174,082	105.7	9.8
Total home furnishing/leisure goods	376,825	102.4	21.1
Others	32,223	101.4	1.8
	1,729,221	102.8	96.9
Wholesale sales	56,157	105.4	3.1
	1,785,379	102.9	100.0

(Note) Apparel: this category includes apparel, footwear, bags and related items.

Food: this category includes food, plants, gardening supplies and related items.

Home furnishing/leisure goods: this category includes digital appliances, home fashions, cosmetics, household sundries and related items.

(6) Share-related Information

1) Number of shares authorized: 2,400,000,000 shares

2) Number of shares issued and outstanding: 725,409,348 shares

3) Minimum share-trading unit: 100 shares

4) Number of shareholders: 73,199

5) The ten largest shareholders:

Thousands of shares	Shareholders' Investment in the Company		The Company's Investment in Major Shareholders	
	Number of Shares	Voting rights (%)	Number of Shares	Equity stake (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	61,378	8.47	-	-
Japan Trustee Services Bank (Trust Account)	36,315	5.01	-	-
Mizuho Corporate Bank, Ltd.	23,914	3.30	-	-
The Cultural Foundation of Okada	20,081	2.77	-	-
Aeon Group Environment Foundation	19,628	2.71	-	-
Norinchukin Bank	18,133	2.50	-	-
The Chase Manhattan Bank, NA London	14,102	1.95	-	-
State Street Bank and Trust Company 505103	12,094	1.67	-	-
The Chase Manhattan Bank 385036	10,812	1.49	-	-
Takuya Okada	10,536	1.45	-	-

(Note 1) ÆON Co., Ltd. owns 9,336 shares in Mizuho Financial Group, Inc., which is the wholly owning parent company of Mizuho Corporate Bank, Ltd.

(Note 2) The portions of the shareholdings in ÆON Co., Ltd. of the banks listed above that are held for fiduciary purposes are as follows.

The Master Trust Bank of Japan, Ltd. (Trust Account): 61,378 thousand shares
Japan Trustee Services Bank (Trust Account): 36,315 thousand shares

(Note 3) The Chase Manhattan Bank NA London, State Street Bank and Trust Company 505103 and The Chase Manhattan Bank 385036 are all nominee share accounts that represent shares in ÆON owned primarily by institutional investors in Europe and the U.S. for custodial purposes.

(Note 4) On February 15, 2006, the Company received notice from the Capital Guardian Trust Company and four other affiliated companies that this group had acquired a collective stake in ÆON of 49,020 thousand shares (6.76% ownership). The table above does not include this information because the size of this shareholding had not been verified as of the fiscal year-end (February 20, 2006).

6) Acquisition, disposition, sales, and holdings of treasury stocks

i. Acquisition of shares

Common stock	24,277 shares
Amount of shares acquired	43,109 thousand yen

ii Disposition of shares

Common stock	550 shares
Amount of shares acquired	1,103 thousand yen

iii Holdings as of the end of current fiscal year

Common stock	545,697 shares

(Note) Acquisitions of treasury stock in the year ended February 20, 2006 were due to purchases of amounts of common stock of less than the minimum unit of shares and to the seizure of shares in lieu of financial claims. Disposals of treasury stock reflected the sales of common stock of less than the minimum unit of shares. No shares of treasury stock were retired during the year.

(7) Directors and Executive officers

1) Directors

Name	Position	Principal occupation
Toshiji Tokiwa	Chairman of the Board	
Motoya Okada	Nomination Committee; Compensation Committee	
Yutaka Furutani		
Yoshiki Mori		President and Representative Director of ÆON Credit Service Co. Ltd.
Yoshiharu Fukuhara	Chairman, Compensation Committee; Audit Committee	Honorary Chairman of Shiseido Co., Ltd.
Minoru Makihara	Chairman, Nomination Committee	Advisor of Mitsubishi Corp.
Genzo Yamazaki	Chairman, Audit Committee; Compensation Committee	Lawyer
Masami Ishizaka	Audit Committee; Nomination Committee	Deputy Chairman, The General Insurance Association of Japan

2) Executive officers

Rank	Name	Position
President and Representative Executive Officer	Motoya Okada	
Senior Executive Vice President	Yutaka Furutani	Supermarket Business, Drugstore Business and Supercenter Business
Executive Vice President	Naoki Hayashi	Personnel Management, General Affairs and Business Ethics
Executive Vice President	Akihito Tanaka	Shopping Center Development Business
Executive Vice President	Tatsuichi Yamaguchi	Asia Operations
Senior Vice President	Kunihiko Hisaki	Merchandising
Senior Vice President	Masaaki Toyoshima	Corporate Strategy and Corporate Business Development
Senior Vice President	Atsunobu Agata	Information Technology
Senior Vice President	Kunio Nakamura	Supercenter Business
Senior Vice President	Shouhei Murai	GMS Business
Senior Vice President	Noriyuki Murakami	Sales Planning
Senior Vice President	Tetsu Tomonaga	Supply Chain Management
Senior Vice President	Akinori Yamashita	Finance, Accounting and Affiliated Companies
Senior Vice President	Toshio Kawamoto	Chubu Regional Company
Vice President	Keiichi Ishimoto	Store Development Division

Rank	Name	Position
Vice President	Shigeyuki Hayamizu	Corporate Business Development Department
Vice President	Akira Fujimoto	Food Merchandising Division
Vice President	Akio Kaguri	Maxvalu Division
Vice President	Yasuhide Chikazawa	Kanto Regional Company
Vice President	Minoru Mukai	Home Furnishing & Leisure Goods Division
Vice President	Tadanori Uemura	Kita Nihon Regional Company
Vice President	Yuichiro Okauchi	Nishi Nihon Regional Company
Vice President	Yuiken Tsutsumi	Corporate Communications Department
Vice President	Yoshitomo Suzuki	Health & Beauty-care Merchandising Division; Non-Food and Health Department
Vice President	Yoshihiro Izuka	Apparel Merchandising Division
Vice President	Korehide Arai	Apparel Planning Team
Vice President	Kazunori Umemoto	Administration Control Division
Vice President	Soichi Okazaki	Supercenter Business Division

(Note 1) *Directors Yoshiharu Fukuhara, Minoru Makihara, Genzo Yamazaki and Masami Ishizaka are all external directors as stipulated in the provisions of Section 4 of Article 21.8 of the Law Concerning Special Treatments of the Commercial Code Concerning Audits, etc. of Corporations.*

(Note 2) *In addition to their positions as directors, Motoya Okada and Yutaka Furutani both concurrently hold positions as executive officers.*

(Note 3) *The following personnel changes occurred during the year ended February 20, 2006:*

? *March 19, 2005: Vice President Kenzo Kurimoto retired from the Company.*

? *March 30, 2005: Vice President Teiichiro Noguchi retired from the Company.*

? *March 31, 2005: Executive Vice President Fukunobu Hirashima retired from the Company.*

? *May 19,2005: Director Tadashi Ogawa retired from the position upon the completion of his term.*

? *May 19,2005: Masami Ishizaka was newly elected and appointed as Director.*

? *May 19, 2005: Senior Vice Presidents Hisateru Taniuchi and Yoichi Kimura both retired from these positions upon the completion of their respective terms.*

? *May 19, 2005: Yoshitomo Suzuki, Yoshihiro Izuka, Korehide Arai, Kazunori Umemoto, and Soichi Okazaki were each newly elected and appointed as executive officers.*

? *May 19, 2005: Executive Vice President Tatsuichi Yamaguchi and Senior Vice Presidents Masaaki Toyoshima, Tetsu Tomonaga, Akinori Yamashita and Toshio Kawamoto were each elected and appointed to their respective positions.*

(8) Corporate governance

Measures to Improve Corporate Governance and Implementation Status

ÆON Co., Ltd. has adopted the "Company with Committees" system of corporate governance. By introducing a clear separation between the business oversight duties of directors and the operational management responsibilities of executive officers, this system delegates substantially more authority to executive officers and enables ÆON to realize faster decision-making at the senior management level. The system also helps to boost shareholder returns by strengthening the management oversight by directors, which improves transparency while maintaining objectivity.

1) Operational management and business oversight structures



General Meeting of Shareholders
Election/dismissal
Resolution to elect/ dismiss directors
Election/ dismissal
Resolution to elect/ dismiss independent auditors
Independent Auditors
Audit
Executive Officers
President and Representative Executive Officer and the following 28 officers
(including 2 in concurrent directorship)
ÆON Executive Committee (senior management body)
Oversight: election/ dismissal
Decide compensation
Audit
Nomination Committee
External directors(2)
Internal directors(1)
Chair: External director
Compensation Committee
External directors(2)
Internal director(1)
Chair: External director
Audit Committee
External directors(3)
Chair: External director
Board of Directors
External directors(4)
Internal directors(4)
Board Chairman: Election/dismissal of non-executive directos
Customer Advisory Counsil
Social Responsibility Advisory Council
Independent advisory bodies to ÆON senior management
(Outside experts)

2) Status of Committees

	Meeting status	Principal roles
Board of Directors	Met 7 times	- Oversight of execution of duties by directors and executive officers - Decisions on matters mandated for Board consideration under Article 21.7 of the Law for Special Treatment under the Commercial Code of Japan and matters that cannot be delegated to executive officers
Audit Committee	Met 13 times	- Auditing of execution of duties by directors and executive officers - Decisions on content of resolutions for General Meeting of Shareholders concerning the election, dismissal or non-reelection of independent auditors
Nomination Committee	Met 3 times	- Decisions on content of resolutions for General Meeting of Shareholders concerning the election and dismissal of directors
Compensation Committee	Met 5 times	- Decisions concerning the details of individual remuneration packages for directors and executive officers

3) Status of ÆON Internal Control Systems

Internal control systems at ÆON are supported in the first instance by measures to reinforce systems promoting the corporate ethics that underpin the entire structure. The Company has formulated the "ÆON Code of Conduct" to detail basic shared attitudes towards daily work across the ÆON Group and to establish decision-making criteria. Besides striving to promote greater awareness of corporate ethics-related issues within the Company, ÆON has also established an integrated reporting system that monitors internal compliance by providing a confidential helpline for employees.

Internal control departments established inside various divisions, including General Affairs, Customer Services and Quality Control, monitor the risk management status of different parts of the ÆON Group.

The Internal Audit Division monitors the overall structure and operational status of the internal control system at ÆON. This division reports to the ÆON Executive Committee (the Company's senior management body) and to the Audit Committee.

4) Outline of ÆON Advisory Committees

At the core of ÆON's business philosophy are the ideas of always putting the customer first and of fulfilling the Company's corporate social responsibilities. To prevent the formulation of policies specifically related to these goals from being negatively affected by restricted corporate perspectives or internal value bias, ÆON has established original advisory councils to enable the Company to receive the knowledge and advise of outside experts. These include the Customer Advisory Council, and the Social Responsibility

Advisory Council, which discusses ways of creating a brighter future for all. These bodies each met twice during the year. In the year ended February 20, 2006, discussions by the Social Responsibility Advisory Council centered on the topic of how ÆON could aspire to be held in high regard by residents of local communities across Japan. The council also provided senior management with opinions and ideas on what actions ÆON needs to take in the future to secure the sympathy of local communities through initiatives to help develop such communities in socially harmonious and eco-friendly ways.

(9) Policies on Personal Remuneration for Directors and Executive Officers

1) Remuneration for individual directors and executive officers shall be determined in a fair, efficient and highly transparent manner to create strong and performance-linked incentives for senior managers to execute business strategy.

2) Individual remuneration shall be divided into two categories: "base remuneration" and "executive performance remuneration."

   (i) "Base remuneration" shall consist of a monthly financial sum paid to directors and executive officers. Individual amounts shall be within standardized limits applicable to that senior management rank.

   (ii) "Executive performance remuneration" shall be a sum paid to executive officers after the end of each fiscal year based on the annual results achieved for the year in question. It shall consist of the total of two bonus components based on the financial results of the ÆON Group and the results achieved by individual officers.

      (a) The consolidated performance-linked bonus payable to executive officers shall be a multiple of the standardized remuneration applicable to that senior management rank, based on the degree to which ÆON has achieved designated financial targets.

      (b) The personal performance-linked bonus payable to executive officers shall be a multiple of the standardized remuneration applicable to that senior management rank, based on the results of an evaluation of that individual's performance.

3) Directors with concurrent executive officer responsibilities (including functions related to ÆON subsidiaries) shall be ineligible to receive remuneration as a director.

(10) Director and Executive Officer Compensation and Non-Financial Remuneration

From February 21, 2005 to February 20, 2006

	Directors		Executive officers		Total		
Millions of yen	Number paid	Amount paid	Number paid	Amount paid	Number paid	Amount paid	Remarks
Remuneration based on Compensation Committee resolution	-	-	-	-	-	-	(Note 1)
Base remuneration based on Compensation Committee resolution	6	81	33	659	39	740	

(Note 1) Executive performance remuneration based on consolidated performance for the year ended February 20, 2005 was determined by resolution of the meeting of the Compensation Committee held on April 6, 2005 and was not paid during the year ended February 20, 2006.

(Note 2) No director or executive officer received any non-financial remuneration (for instance, in the form of returns on financial assets as payment for other duties).

(Note 3) As of February 20, 2006, the payroll of ÆON Co., Ltd. included eight (8) directors and twenty eight (28) executive officers, of whom some had retired during the year under review. Three (3) directors also held concurrent positions as executive officers, but none of them received any compensation in their capacity as director.

(Note 4) Amounts paid to serving executive officers during the year ended February 20, 2006 comprised payments of 43 million yen to the President and Representative Executive Officer and 334 million yen to the 13 ranked executive officers, and 260 million yen to 14 other executive officers.

(Note 5) Aside from the remuneration detailed above, based on the resolution concerning the abolition of the compensation system governing severance payments to directors on retirement that was approved at the Ordinary General Meeting of Shareholders held on May 15, 2003, payments totaling 58 million yen were also made to 3 executive officers who retired during the year ended February 20, 2006.

(11) Overview of Board-Level Decisions Related to Audit Committee Functions

1) The approval of the Audit Committee is required for any personnel changes within the Internal Audit Division, which assists the Audit Committee in its work.

2) Any compliance violations or related matters reported by ÆON Group employees to the internal compliance helpline must be reported to the Audit Committee.

3) The secretariat of each board-level committee and senior management body is responsible for taking and storing the minutes of each meeting.

4) The senior executive responsible for risk management is charged with creating the Company's risk management system, reporting to the ÆON Executive Committee (the Company's senior management body). The Internal Audit Division is responsible for monitoring the operational status of the risk management system.

(12) ÆON Group Employees

1) ÆON Group Employees

	Number of employees
GMS and other retail store operations	37,182 [118,126]
Specialty store operations	7,734 [17,044]
SC development operations	543 [249]
Services and other operations	8,702 [18,182]
Consolidated	54,161 [153,601]

(Note 1) Figures refer to employees on the full-time payroll of ÆON Group companies (excluding any employees seconded to companies outside the ÆON Group, but including any external workers on temporary loan to ÆON Group companies). Figures in parentheses refer to part-time employees.

(Note 2) Numbers of part-time employees represent the average number during the term (calculated by 8 working hours/day).

2) ÆON Co., Ltd. Employees

Category	Number of employees	YOY change	Ave. age	Ave. length of service
Male	9,590	(48)	41 years and 11 months	13 years and 11 months
Female	3,731	(154)	36 years and 7 months	12 years and 1 month
Total/Average	13,321	(202)	40 years and 5 months	13 years and 5 months

(Note 1) Besides the employees detailed above, the payroll of ÆON Co., Ltd. also included 57,850 part-time employees (defined as people working less than 160 hours/month).

(Note 2) Employee numbers include 109 workers on internal transfer from a subsidiary to the parent company, but exclude 783 workers seconded from ÆON Co., Ltd. to ÆON Group companies.

(13) Principal Creditors

Millions of yen; Thousands of shares	Amount	Number of shares of the Company owned by the lender	
		Number of Shares	Voting rights (%)
Mizuho Corporate Bank, Ltd.	12,454	23,914	3.30
Norinchukin Bank	7,726	18,133	2.50
Sumitomo Mitsui Banking Corporation	7,210	-	-
Resona Bank, Ltd.	7,200	-	-
Bank of Tokyo-Mitsubishi UFJ, Ltd.	7,000	-	-
Mitsubishi UFJ Trust and Banking Corporation	5,000	2,000	0.28
Development Bank of Japan	3,652	-	-
Dai-ichi Mutual Life Insurance Corporation	3,500	3,120	0.43
Chuo Mitsui Trust & Banking Co., Ltd.	3,000	-	-
Sumitomo Life Insurance Corporation	3,000	1,000	0.14
Shinkin Central Bank	3,000	1,000	0.14
Meiji Yasuda Life Insurance Corporation	2,600	761	0.11
Nippon Life Insurance Corporation	2,500	4,588	0.63
Mizuho Trust & Banking Co., Ltd.	2,000	1,500	0.21

(14) Group Status

1) Major subsidiaries and affiliates

	Capital	Voting Rights Percentage (%)	Major Businesses
The Talbots, Inc.	US$456,000 thousand	56.08	Ladies' fashion retailing
MYCAL Corporation	¥20,000 million	100.00	General merchandise retailing
ÆON Credit Service Co., Ltd.	¥15,466 million	50.35	Financial services
Kasumi Co., Ltd.	¥12,790 million	32.22	Supermarket
Diamond City Co., Ltd.	¥8,866 million	27.43	Mall development
ÆON Mall Co., Ltd.	¥7,796 million	56.01	Mall development; insurance agency
Ministop Co., Ltd.	¥7,491 million	51.94	Convenience stores
AEON Co. (M) Bhd.	M$196,109 thousand	49.64	General merchandise retailing
Cox Co., Ltd.	¥4,503 million	73.00	Family casual fashion retailing
Posful Corporation	¥4,099 million	32.83	General merchandise retailing
Maxvalu Chubu Co., Ltd.	¥3,850 million	58.56	Supermarket
AEON Credit Service (Asia) Co., Ltd.	HK$269,477 thousand	66.21	Financial services
Japan Maintenance Co., Ltd.	¥3,238 million	60.06	Maintenance services
ÆON Kyushu Co., Ltd.	¥2,244 million	75.48	General merchandise retailing
Maxvalu Tokai Co., Ltd.	¥2,167 million	68.60	Supermarket
Sunday Co., Ltd.	¥2,127 million	35.08	Home center
Taka-Q Co., Ltd.	¥2,000 million	25.29	Men's fashion retailing
ÆON Fantasy Co., Ltd.	¥1,747 million	67.44	Amusement arcade operator services
Maxvalu Nishinihon Co., Ltd.	¥1,667 million	63.83	Supermarket
AEON Stores (Hong Kong) Co., Ltd.	HK$115,158 thousand	71.64	General merchandise retailing
Blue Grass Co., Ltd.	¥1,584 million	72.07	Young casual fashion retailing
Maxvalu Tohoku Co., Ltd.	¥1,335 million	69.09	Supermarket
Certo Corporation	¥1,222 million	76.82	Business supplies, vending machines
Maxvalu Hokkaido Co., Ltd.	¥1,176 million	57.96	Supermarket
Kraft Inc.	¥1,112 million	20.01	Dispensing pharmacies
MYCALKYUSHU Corporation	¥900 million	66.67	General merchandise retailing
WELCIA KANTO Co., Ltd.	¥773 million	20.76	Dispensing pharmacies
AEON Thana Sinsap (Thailand) Plc.	THB250 million	63.12	General merchandise retailing
Medical Ikkou Co., Ltd.	¥737 million	25.07	Dispensing pharmacies
Zwei Co., Ltd.	¥444 million	82.46	Bridal information services

(Note) Voting right percentages also include indirect ownership stakes.

2) Scope of consolidation and consolidated performance

In the year ended February 20, 2006, consolidated total revenues totaled 4.430,285 million yen and consolidated net profit amounted to 28,932 million yen. For further details, please refer to "Consolidated Group Business Review."

(15) Independent Auditor Remuneration

1) Total sums paid by ÆON Co., Ltd. and its subsidiaries to independent auditors	598 million yen
2) Of above total in 1), total sums paid by ÆON Co., Ltd. and its subsidiaries to independent auditors for audit certification services rendered under Section 1 of Article 2 of the Certified Public Accountants Law (Law No. 103, 1948)	575 million yen
3) Of above total in 2), total sums paid by ÆON Co., Ltd. to independent auditors for auditing services rendered	73 million yen

(Note) Since the auditing services contract between ÆON Co., Ltd. and the independent auditors does not make any clear distinction between the remunerative amounts payable to the independent auditors in respect of auditing services rendered under of the Law Concerning Special Treatments of the Commercial Code Concerning Audits, etc. of Corporations and the amounts payable for auditing services rendered under the Securities Exchange Law, the amount shown in (3) above represents the total sum for these two categories.

[Material facts on the corporate group arising after the fiscal year-end]

1. Acquisition of company through purchase of shares (Origin Toshu Co., Ltd.)

The tender offer for Origin Toshu Co., Ltd., which the Company opened on January 31, 2006, was held open until March 13, 2006. The shares tendered in response to this offer resulted in Origin Toshu Co., Ltd. becoming a subsidiary of the Company on March 20, 2006. The following is a summary of the transaction.

(1) Import and objective of the acquisition

On January 30, 2006, the directors and employees of Origin Toshu Co., Ltd. made a strong appeal to the Company to tender an offer for their company. The Company had two objectives in responding to this appeal: first, to support the company's management philosophy, which says that Origin Toshu Co., Ltd. is aiming to become a "health-creating enterprise that is honest to a fault about assuring the safety of its food" and to support the company's management, which is endeavoring to make a true contribution to society; and second, through synergies gained from the combination with Origin Toshu Co, Ltd., to increase the Company's enterprise value through further expansion of operations of both companies.

(2) Name; description of business; and size of the acquired company

Name: Origin Toshu Co., Ltd.
Description of business: Sale of take out lunches and dinners and of prepared foods; restaurants
Size:

1) Share capital: 3,160 million yen

2) Employees: 498
3) Number of outlets: 633
(The figures of item 1) through 3) are as of September 30, 2005)
4) Sales: 47,456 million yen
5) Ordinary income: 3,227 million yen
6) Net income: 1,331 million yen
7) Total assets: 18,110 million yen
8) Net assets: 11,373 million yen
(The figures provided in item 4) through 8) are from consolidated results for the year ended March 2005)

(3) Period of acquisition of shares

March 20, 2006 (settlement of tendered shares begins)

(4) Number and value of shares acquired; resulting percentage of ownership

Number of shares acquired: 16,967,270 shares
Value of shares acquired: 3,100 yen per share; total value, 52,598 million yen
Resulting percentage of ownership: 95.5%

(5) Financing and method of payment

The purchase was financed entirely by cash in hand. Payments for the tendered shares were either remitted by the tender offer agent to locations designated by the tendering shareholders or paid at the main office or branch offices of the tender offer agent in a timely manner after commencement of the settlement of trades, according to instructions from the shareholders tendering their shares.

(6) Other important stipulations etc.

The shares of Origin Toshu Co., Ltd. are listed on the Second Section of the Tokyo Stock Exchange ("TSE"). However, because the response to this tender offer increased ownership by a small number of designated shareholders to over 90 percent, the shares will be delisted in July 2006, as stipulated by the TSE's standards for the delisting of shares. Following delisting, investors will no longer be able to trade the shares of Origin Toshu Co., Ltd. on the TSE.

2. Acquisition of company through purchase of shares (The J. Jill Group, Inc.)

On February 6, 2006 (February 7th in Japan), the Company's consolidated subsidiary The Talbots, Inc. announced that it had signed a final acquisition agreement with The J. Jill Group, Inc. regarding its purchase of the company. The following is a summary of the transaction.

(1) Import and objective of the acquisition

As a part of its global strategy, the AEON Group is aiming to increase its enterprise value by utilizing the management resources of The Talbots, Inc. To date, The Talbots, Inc. has sustained its growth through a steady expansion of its core business. To continue this growth, The Talbots, Inc. plans to acquire a company, the J. Jill Group, which will supplement the strategic value of its core business. Through the acquisition, The Talbots, Inc. will move increasingly toward a multi-brand business approach and aim to increase its market capitalization.

(2) Counter party of share acquisition

All shareholders of the J. Jill Group, Inc.

(3) Name; description of business; and size of the acquired company

Name: J. Jill Group, Inc.
Description of business: Multi-channel (catalogues, e-commerce, shops) retailer of high-quality women's apparel, accessories, and shoes
Size:

1) Share capital: $115million (approx. 13 billion yen)
2) Revenue: $449 million (approx. 53 billion yen)
3) Net income: $1 million (approx. 100 million yen)
4) Total assets: $287 million (approx. 33 billion yen)
5) Net assets: $168 million (approx. 19 billion yen)
6) Other: Listed on the NASDAQ exchange
   The figures provided in items 1) through 5) are from the annual report (10-K) submitted by the J. Jill Group, Inc. to the US Security and Exchange Commission.

(4) Offering period

Scheduled for the second quarter of The Talbots, Inc.'s 2006 fiscal year (between April 30 and July 29, 2006)

(5) Number and value of shares to be purchased; resulting percentage of ownership

Number of shares to be purchased: 23,696,148 shares (estimated)
Value of shares to be purchased:

20,480,861 shares of common stock at $24.05 (approx. 2,800 yen) per share
3,215,287 shares of stock options at $7.97 (approx. 900 yen) per share
Total value: $518 million (approx. 60 billion yen)

The above figures, calculated on March 6, 2006, will fluctuate between the date of calculation and the date of execution.

Resulting percentage of ownership: 56.08 % (percentage of The Talbots, Inc. owned by the Company as of January 28, 2006)

(Ownership structure following acquisition)


The Company
100%
AEON(U.S.A.), INC.
56.08%
THE TALBOTS, INC.
100%
Wholly owned subsidiary*
100%
The J.Jill Group, Inc.

* Scheduled to be merged into the J. Jill Group, Inc. following the takeover.

(6) Financing and method of payment

On February 6, 2006, The Talbots, Inc. had plans to borrow $400 million (approx. 47 billion yen) in short-term loans to finance the takeover. Following the acquisition, the company will convert the $400 million short-term debt into a long-term, 5-year loan. A wholly owned subsidiary of The Talbots, Inc., which will be established hereafter, will pay cash to the shareholders of the J. Jill Group, Inc. to purchase all of the outstanding shares of the J. Jill Group, Inc. The J. Jill Group, Inc., as the merging corporation, will combine with the wholly owned subsidiary of The Talbots, Inc. and become a wholly owned subsidiary of The Talbots, Inc.

(7) Other important stipulations etc.

The transaction first requires approval by the shareholders of the J. Jill Group, Inc. at their general meeting scheduled for May 2006. It must also abide by procedures set under the Hart-Scott-Rodino Antitrust Improvement Acts of 1976 and meet all other legal requirements of the United States.

(Note) All conversion of US dollar amounts into yen was done at 118 yen per dollar.

3. Divestiture of shares in subsidiary

On March 31, 2006, the boards of directors of AEON Techno Service Co. Ltd. and Japan Maintenance Co. Ltd., subsidiaries of the Company and of Mycal Corporation, respectively, agreed to a merger of the two companies. In this connection, the Company signed a stock transfer agreement covering its shares in AEON Techno Service Co. Ltd.

(1) Import and objective of the divestiture

The AEON Group is seeking to transform its business structure by adopting measures to increase the level of specialization and service in its businesses, to construct new growth strategies that go beyond customary boundaries, and to develop new businesses that generate group synergies. Through this divestiture, the Company advances these goals by enabling the two leading companies in the building maintenance industry to merge on an equal footing and to aim to become the top company in the industry by moving into new business areas.

(2) Name of company to which shares will be divested

Japan Maintenance Co. Ltd.

(3) Date of divestiture

Scheduled for May 18, 2006

(4) Name of company to be divested; description of business; and its business relationships with the Company

Name: AEON Techno Service Co. Ltd.
Description of business: General building maintenance

Business relationships with the Company: Under consignment from the Company, the following aspects of store operations: facilities management; environmental conservation; store security; construction and construction-management services

(5) Number of shares divested; value of shares divested; gains from the sale of the shares; and percentage of company held following divestiture

Number of shares sold: 10,071,000 shares
Value of sale: 21,149 million yen
Gain on sale of shares: 20,892 million yen
Percentage of company held after divestiture: - %

4. Decision to make tender offer

On April 3, 2006, the Company decided to increase its holdings of shares in its equity-affiliate Diamond City Co., Ltd. (hereinafter, the "subject company") through a tender offer. The following is a summary of this proposed transaction.

(1) Objective of tender offer

The AEON Group has continued to grow by offering shoppers a comprehensive array of high-quality services that enhance their shopping experience. To provide such services, the group has focused on shopping centers in its strategic development and has identified development of infrastructure as a core activity. In today's rapidly changing environment, the Company feels that to realize its future strategies for growth it will have to clarify the position of the subject company within the group and strengthen the real estate development business, steps that it believes will engender synergies for the AEON Group. It is to create such synergies that the tender offer will be carried out.

(2) Outline of subject company

1) Trade name: Diamond City Co., Ltd.

2) Primary business: Leasing and managing shopping centers

3) Date of establishment: March 20, 1969

4) Location of headquarters: 12-18, Shibuya 3-chome, Shibuya-ku, Tokyo

5) Legal representative: Representative Director and President, Yozo Tai

6) Capital: 8,866 million yen (as of February 28, 2006)

7) Relationship with the Company

Capital-based relationships: As of April 3, 2006, the Company owned 10,465,950 shares of the subject company
Personnel-based relationships: Two members of the subject company's board of directors are dispatched from the Company.

Business relationships: The Company is a tenant is shopping centers operated by the subject company.

(3) Offering period

From April 5, 2006 to May 1, 2006 (27 days)

(4) Tender offer price

5,500 yen per share

(5) Basis for calculation of tender offer price

The offer price of 5,500 yen per share represents an approximately 15 percent premium to the average closing price of the subject company's shares of the First Section of the Tokyo Stock Exchange over the past three months (from January 4, 2006 to March 31, 2006).

(6) Expected number of tendered shares: 12,500,000 shares

Number of shares expected to be purchased: 8,700,000 shares
Expected number of shares over-tendered: 3,800,000 shares

(Note) If the number of shares tendered does not reach the expected number of shares to be purchased (8,700,000), none of the tendered shares will be purchased. If the total number of tendered shares exceeds the expected number of tendered shares (12,500,000), all or a part of the over-tendered shares shall not be purchased. Rather, delivery and other settlement procedures for the tendered shares will be carried out in accordance with the pro rata method prescribed under Article 27.13 Section 5 of the Law and Article 32 of the Cabinet Office regulations.

(7) Change in ownership of shares as a result of tender offer

Number of shares owned before tender offer: 10,465,950 shares (27.39%)
Number of shares owned after tender offer: 22,965,950 shares (60.11%)

(Note) The number of shares owned after the tender offer assumes the purchase of 12,500,000 shares—the number of shares expected to be purchased.

(8) Funds required for purchase

68,800 million yen (estimated)

(Note) The above figure is an estimate that assumes the purchase of 12,500,000 shares at the offer price.

(9) Agreement with subject company on tender offer

The tender offer has been approved by the board of directors of the subject company.

(10) Other important stipulations etc.

If this tender offer succeeds, the subject company will become a consolidated subsidiary (it currently is an equity affiliate) of the Company. Despite this change, the subject company's policy is to keep its shares listed on the First Sections of the Tokyo and Osaka Stock Exchanges.

(Note 1) Financial figures and numbers of shares stated in this report have been rounded down, ignoring any amounts less than the unit in question.

(Note 2) Sales figures stated in this report do not include consumption taxes.

Consolidated balance sheet

As of February 20, 2006; Millions of yen

Assets		Liabilities	
Current assets	**1,376,235**	**Current liabilities**	**1,061,757**
Cash and deposits	292,375	Notes and accounts payable	498,424
Notes and accounts receivable	254,896	Short-term borrowings	95,713
Marketable securities	6,478	Current portion of long-term debt	101,996
Merchandise inventories	286,546	Current portion of bonds	20,050
Deferred tax assets	25,873	Commercial paper	11,000
Finance receivable	439,365	Corporation taxes payable	41,737
Others	100,502	Accrued bonuses	11,877
Allowance for doubtful accounts	(29,804)	Current portion of accrued store closing expenses	6,810
Fixed assets	**1,552,189**	Current portion of secured and unsecured obligation under reorganization procedures	1,892
Tangible fixed assets	**964,625**	Notes payable for facilities and equipments	51,756
		Allowance for impairment loss on leased property	1,986
Buildings and structures	612,757	Others	218,512
Equipment and fixtures	99,833	**Long-term liabilities**	**958,492**
Land	230,490	Bonds, less current portion	174,061
Construction in progress	21,120	Long-term debt, less current portion	455,018
Others	423	Deferred tax liabilities	9,821
Intangible fixed assets	**52,070**	Employees' termination benefits and pension Liabilities	38,866
Software	28,912	Retirement allowance for directors and corporate auditors	1,578
Others	23,157		
Investments and other assets	**535,493**	Accrued store closing expenses, less current portion	8,670
Investment securities	151,566	Allowances for contingent losses	2,162
Deferred tax assets	28,187	Secured and unsecured obligation under reorganization procedures	14,563
Fixed leasehold deposits	302,412		
Store rent suspense accounts	9,579	Lease deposits from lessees	163,789
Others	77,677	Allowance for impairment loss on leased property	5,795
Allowance for doubtful accounts	(33,930)	Goodwill	64,657
		Others	19,507
Deferred assets	**257**	**Total liabilities**	**2,020,249**
Stock issue costs	257	**Minority interests in consolidated companies**	**232,280**
		Shareholders' Equity	
		Common stock	**101,798**
		Capital surplus	**167,710**
		Retained earnings	**376,532**
		Net unrealized gains on available-for-sale securities	**28,028**
		Foreign currency translation adjustments	**2,845**
		Treasury stock	**(763)**
		Total shareholders' equity	**676,151**
Total assets	**2,928,682**	**Total liabilities, minority interests in income and shareholders' equity**	**2,928,682**

Consolidated statement of income

Year ended February 20, 2006; Millions of yen	
Total revenues	
Net sales	4,040,600
Rental and other revenues	389,684
	4,430,285
Operating expenses	
Cost of goods sold	2,895,595
Selling, general and administrative expenses	1,368,584
	4,264,179
Operating income	**166,105**
Nonoperating income	
Interest and dividend income	2,939
Amortization of goodwill	8,452
Equity in income of affiliated companies	2,040
Others	8,559
	21,992
Nonoperating expenses	
Interest expenses	6,601
Others	5,507
	12,108
Ordinary income	**175,989**
Extraordinary income	
Gain on sales of fixed assets	1,399
Gain on reversal of allowance for doubtful accounts	11,685
Gain from forgiveness of debt	5,391
Others	8,894
	27,370
Extraordinary losses	
Loss on disposition of fixed assets	2,611
Impairment losses	83,335
Provision for allowance for store closing expenses	5,106
Store closing expenses	2,431
Provision for allowance for doubtful accounts	2,193
Others	7,438
	103,115
Income before taxes and other adjustments	**100,244**
Corporate, resident and enterprise taxes	61,531
Deferred taxes	(17,963)
Minority interest in earnings of consolidated companies	27,743
Net income	**28,932**

(Translation for reference only)

Nonconsolidated balance sheet

As of February 20, 2006; Millions of yen

Assets		Liabilities	
Current assets	**252,106**	**Current liabilities**	**414,558**
Cash and deposits	76,400	Notes payable	26,112
Notes receivable	405	Accounts payable - trade	150,546
Accounts receivable - trade	13,602	Short-term borrowings	8,400
		Current portion of long-term debt	16,058
Goods	114,916	Current portion of bond	20,000
Supplies	368	Accounts payable - other	22,364
Prepaid expenses	2,439	Accrued expenses payable	22,045
Deferred tax assets	6,653	Corporation taxes payable	8,232
Accounts receivable - other	23,277	Consumption taxes payable	4,955
Leasehold deposits collectible within 1 year	5,716	Advances received	1,813
Others	8,541	Deposits received	72,085
Allowance for doubtful accounts	(214)	Accrued bonuses	4,474
		Current portion of accrued store closing expenses	3,782
Fixed assets	**840,304**		
Tangible fixed assets	**378,370**	Notes payable for facilities and equipments	32,465
Buildings	234,245	Others	21,220
Structures	23,029	**Long-term liabilities**	**253,046**
Vehicles and delivery equipment	11	Bonds, less current portion	80,000
Equipment and fixtures	24,434	Long-term debt, less current portion	66,769
Land	86,894	Employees' termination benefits and pension liabilities	8,194
Construction in progress	9,754		
		Allowance for losses on investments and others	4,612
Intangible fixed assets	**18,801**		
Software	17,030	Accrued store closing expenses, less current portion	399
Land lease rights	101		
Leaseholder rights	414	Allowances for contingent losses	2,160
Telephone subscription rights	206	Lease deposits from lessees	88,620
Others	1,047	Others	2,290
		Total liabilities	**667,604**
Investments and other assets	**443,132**	**Shareholders' equity**	
Investment securities	114,802	**Common stock**	**101,798**
Shares of subsidiaries	115,991	**Capital surplus**	**167,710**
Investments in subsidiaries	1,305	Additional paid-in capital	167,707
Long-term loans	621	Other capital surplus	3
Long-term prepaid expenses	20,033	Gain on sale of treasury stock	3
Deferred tax assets	17,938	**Retained earnings**	**132,645**
Fixed leasehold deposits	172,380	Legal reserve	11,770
Others	28,866	Voluntary reserves	109,152
Allowance for doubtful accounts	(28,807)	Reserve for special depreciation	961
		Reserve for asset-reduction entries	9,329
Deferred tax assets	**257**	Special reserve for reduction entries for fixed assets	361
Stock issue costs	257		
		Special reserves	98,500
		Unappropriated profit, end of term	**11,723**
		Net unrealized gains on available-for-sale securities	23,673
		Treasury stock	**(763)**
		Total shareholders' equity	**425,064**
Total assets	**1,092,668**	**Total liabilities and shareholders' equity**	**1,092,668**

Nonconsolidated statement of income

Year ended February 20, 2006; Millions of yen	
Total revenues	
Net sales	1,785,379
Rental and other revenues	107,530
	1,892,909
Operating expenses	
Cost of goods sold	1,320,770
Selling, general and administrative expenses	547,842
	1,868,612
Operating income	**24,297**
Nonoperating income	
Interest and dividend income	10,298
Others	3,543
	13,842
Nonoperating expenses	
Interest expenses	3,610
Others	3,410
	7,021
Ordinary income	**31,117**
Extraordinary income	
Gain on reversal of allowance for doubtful accounts	5,510
Gain on sales of shares in subsidiaries	3,482
Insurance income due to casualty	1,756
Others	802
	11,552
Extraordinary losses	
Impairment losses	32,397
Transfer to allowance for losses on investments and others	2,128
Loss arising from casualty	852
Others	1,857
	37,236
Income before taxes and other adjustments	**5,433**
Corporate, resident and enterprise taxes	6,813
Deferred taxes	(3,662)
	3,150
Net income	**2,282**
Retained earnings carried forward from previous term	9,440
Unappropriated profit at the end of the fiscal year	**11,723**

Appropriation of Retained Earnings and Rationale

1. Appropriation of retained earnings

Yen	
Unappropriated profit, end of term	**11,723,686,520**
Disposition of voluntary reserves	
Reversal of reserve for special amortization	291,266,158
Reversal of reserve for reduction entries for fixed assets	404,334,377
Reversal of special reserve for reduction entries for fixed assets	361,458,228
	1,057,058,763
	12,780,745,283
To be appropriated as follows:	
Cash dividends to shareholders	10,872,954,765
[Ordinary dividends per share of 15 yen]	
Reserve for special amortization	209,995,248
Reserve for reduction entries for fixed assets	361,458,228
Special reserve for reduction entries for fixed assets	2,419,712
	11,446,827,953
Retained earnings carried forward to next term	**1,333,917,330**

2. Rationale for appropriations

(1) Long-term policy on earnings appropriations

ÆON considers that optimizing the balance between the improvement of corporate value driven by the Company's middle to long-term growth and the return of profits is an important management policy. The Company will continue to strive to implement dividend policy that reflects the consolidated performance, seeking to reward our shareholders who are also our business partners for their investment to our shares.

(2) Rationale for appropriations of retained earnings in year ended February 20, 2006

Although net income declined by 10,099 million yen in the year ended February 20, 2006, mainly due to an extraordinary loss on asset impairment of 32,397 million yen associated with the introduction of asset-impairment accounting ahead of the mandatory legal schedule, management elected to raise the dividend on common stock by 3.00 yen per share from the previous year to 15 yen per share in light of consolidated performance. Going forward, ÆON plans to invest net retained earnings from the year ended February 20, 2006 in new stores, increased floor space and store renewals; in logistics, IT systems and other ÆON Group infrastructure; and in business process reforms and training programs.

3. Earliest date of dividend payments to shareholders

Wednesday, April 19, 2006

Reference Materials regarding Exercising Voting Rights

1. Number of Votes for All Shareholders 7,244,746

2. Agenda Itemand Related Items

Agenda Item 1: Partial amendments to the Articles of Incorporation

1. Rationale for changes

1) The Corporation Law (Law No. 86, 2005), which will come into force in May 1, 2006, necessitates a number of new regulations as well as various revisions to the titles and content of the articles, along with correspondent changes in numbering.

2) A new article has been added to describe the Company's fundamental business philosophy, which is regarded as an important constant.

3) Sentences have been added to reflect expansion in ÆON's business domain.

4) In light of an amendment to the Commercial Code of Japan that reflects the introduction of electronic means for disseminating company notices (Law No. 87, 2004), which came into force on February 1, 2005, and the high and rising rate of Internet penetration in Japan, the necessary changes have been made to stipulate the use of electronic means for public notices and the corresponding back-up measures. By shifting from newspaper public notices to publication on the Company web site for such notices, ÆON hopes to make reader access more convenient while reducing the attendant publication costs.

2. Specific amendments

Proposed Amendments to Articles of Incorporation

(Amendments are underlined)

Current Articles of Incorporation	Proposed Amendments
Chapter 1: General Provisions	**Chapter 1: General Provisions**
(Trade Name) Article 1 < Omitted >	(Trade Name) Article 1 <Not amended>
(Newly added)	(Basic Principles) Article 2 Believing that everything begins with the customer, ÆON shall adhere to an unchanging philosophy of pursuing peace, respecting people, and contributing to local community. It shall engage in practices that ensure customer satisfaction and take steps to realize the continuing enhancement of enterprise value. A philosophy that originates with "the customer": ÆON's eternal mission as a corporate group is to benefit our customers, and our operations are thus customer-focused to the highest degree. Our basic principle is "peace": ÆON is a corporate group whose operations are dedicated to the pursuit of peace through prosperity. Our basic principle is "people": ÆON is a corporate group that respects human dignity and values personal relationships. Our basic principle is "the community": ÆON is a corporate group rooted in local community life and dedicated to making a continuing contribution to the community.
(Objectives) Article 2 The Company shall be engaged in the following businesses:	(Objectives) Article 3 The Company shall be engaged in the following businesses:
1 to 26 < Omitted >	1 to 26 <Not amended>
(Newly added)	27 Selling and leasing of designated welfare products and designated nursing and preventive products in accordance with the Long-Term Care Insurance Law;
27 < Omitted >	28 (Any and all other businesses related to each of the foregoing items;)
28 Controlling and managing of the business activities of companies that engage in each of the foregoing items through owing the shares of such companies.	29 Controlling and managing of the business activities of companies that engage in each of the businesses and banking operations related to the foregoing items through owning the shares of such companies.

Current Articles of Incorporation		Proposed Amendments	
(Location of Headquarters)		(Location of Headquarters)	
Article 3	< Omitted >	Article 4	<Not amended>
(Method of Public Notification)		(Method of Public Notification)	
Article 4	The Company shall publish its public notifications in the Nihon Keizai Shimbun.	Article 5	The Company shall publish its public notifications electronically. If accidents or other unavoidable circumstances prevent it from doing so, it shall publish its public notifications in the Nihon Keizai Shimbun.
(Company-with-Committees System)		(Governing Bodies)	
Article 5	The Company will establish committees in accordance with the provisions of Chapter 2 (Special Treatments Relating to Large Companies) Section 4 (Special Treatments Relating to Companies with Committees System) of the Law Concerning Special Treatments of the Commercial Code Concerning Audits, etc. of Corporations (hereinafter, the "Law for Special Treatments of the Commercial Code").	Article 6	The Company shall have the following governing bodies in addition to the General Meeting of Shareholders and directors: 1. Board of Directors 2. Nominating Committee, Audit Committee and Compensation Committee 3. Corporate executive officers 4. Independent auditors
Chapter 2: Shares		**Chapter 2: Shares**	
(Total number of shares; number of shares composing minimum unit of shares; and the non-issuance of shares less than the minimum unit)		(Total number of authorized shares, issuance of share certificates, number of minimum unit of shares (*tangen kabushiki*), and non-issuance of certificates for share less than a unit)	
Article 6	The Company shall issue a total of 2,400 million shares. In the event that it retires its shares, however, the total number of shares shall be reduced by the amount of shares retired. The Company's minimum unit of shares shall be 100 shares. The Company shall not issue shares less than one unit of shares (hereinafter, "fractional unit shares"), unless otherwise provided in the Rules for the Handling of Shares.	Article 7	The Company shall be authorized to issue a total of 2,400 million shares. (Deleted) The Company's minimum unit of shares shall be 100 shares. The Company shall issue stock certificates for its shares. However, unless otherwise provided in the Rules for the Handling of Shares, it shall not issue certificates for any number of shares that is less than the minimum unit of shares (hereinafter, "fractional unit shares").
(Acquisition of Treasury Stock)			
Article 7	As defined in Section 1.2 of Article 211-3 of the Japanese Commercial Code, the Company can purchase treasury stock subject to a vote of the Board of Directors.		(Deleted)

Current Articles of Incorporation	Proposed Amendments
(Additional Purchases of Fractional Unit Shares)	(Additional Purchases of Fractional Unit Shares)
Article 8 Shareholders (including de facto shareholders) who own fractional unit shares in the Company may, in accordance with the Rules for the Handling of Shares, request that the Company sell to them number of shares so that they could own one minimum unit shares with their fractional unit shares owned. This section, however, shall not apply when the Company does not own such number of shares as requested.	Article 8 Shareholders (including the beneficial shareholders, hereinafter the same shall apply) who own fractional unit shares in the Company may, in accordance with the Rules for the Handling of Shares, request that the Company sell them that number of shares, which in combination with the fractional units they own, will increase their shareholdings to the minimum unit of shares. This section, however, shall not apply when the Company does not own the requested number of shares.
(Transfer Agent)	(Agent to Manage Shareholders Registry)
Article 9 The Company will appoint a transfer agent for its shares. The selection of the transfer agent and the location of its office will be determined by resolution of the Board of Directors, and this information announced through public notice. The Company's shareholders' register, de facto shareholders' register, and ledger of lost stock certificates shall be kept at the transfer agent's office, where all matters relating to shares, including the register of transfer, register of pledges, indications as trust assets or cancellation of such indication, the delivery of stock certificates, the acceptance of notifications, the purchases or additional purchases of fractional unit shares, and the recording of lost stock certificates, etc. shall be handled by the transfer agent; the Company shall not handle any of the foregoing.	Article 9 The Company shall appoint an agent to manage shareholders registry. The selection of the agent to manage shareholders' register and the location of its office will be determined by resolution of the Board of Directors, and this information announced through public notice. All matters relating to the preparation, keeping and other handling of the Company's shareholders' register (including the beneficial shareholders' register, hereinafter the same shall apply), the original register of stock acquisition rights, and ledger of lost stock certificates shall be entrusted to this agent; the Company shall not handle any of the foregoing.

Current Articles of Incorporation	Proposed Amendments
(Base Date) Article 10 The Company shall consider those shareholders (which include de facto shareholders and the same applies to each of the followings) who are registered (or recorded) on the shareholders' register, or on the de facto shareholders' register, as of the end of each fiscal year as shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders for the fiscal year in question. In addition to the foregoing, the Board of Directors may, when necessary, adopt a resolution setting a date on which all shareholders or pledgees registered on the shareholders' register or on the de facto shareholders' register shall be considered as shareholders or pledgees entitled to exercise their rights as shareholders or pledgees. Such date shall be publicly announced beforehand.	(Deleted)
(Rules for the Handling of Shares) Article 11 The following matters relating to the handling of shares and to fees thereon shall be governed by the Rules for the Handling of Shares: types of stock certificates issued by the Company, the register of transfer, purchases by the Company or additional purchases from shareholders of fractional unit shares, the registering of lost stock certificates, the acceptance of notifications of de facto shareholders, etc.	(Rules for the Handling of Shares) Article 10 The handling and fees relating to the Company's shares shall be governed by applicable laws and regulations and/or these Articles of Incorporation as well as by the Rules for the Handling of Shares.

Current Articles of Incorporation	Proposed Amendments
Chapter 3: General Meeting of Shareholders	**Chapter 3: General Meeting of Shareholders**
(The Convening of General Meeting of Shareholders)	(Convening the General Meeting of Shareholders)
Article 12 The Company's Ordinary General Meeting of Shareholders shall be convened within three months of the day after the end of each fiscal year. Extraordinary General Meetings of Shareholders may be convened at any time as needed. General Meetings of Shareholders shall be convened at the location of the Company's headquarters, or at a location in Chiyoda-ku, Tokyo, or at sites bordering these areas. Unless otherwise provided in laws or ordinances, the Chairman and Representative Executive Officer shall convene the General Meeting of Shareholders upon a resolution by the Board of Directors. When no Chairman and Representative Executive Officer is appointed, or when such Chairman is incapacitated as a result of an accident, a Representative Executive Officer, as appointed according to an order of precedence determined by the Board of Directors, shall convene the General Meeting of Shareholders.	Article 11 The Company's Ordinary General Meeting of Shareholders shall be convened within three months of the base date. An Extraordinary General Meeting of Shareholders may be convened at any time as needed. General Meetings of Shareholders shall be convened at the location of the Company's headquarters, or at a location in Chiyoda-ku, Tokyo, or at sites bordering these areas. Unless otherwise provided in laws or ordinances, a director appointed by the Board of Directors shall convene the General Meeting of Shareholders. When such director is incapacitated as a result of an accident, another director determined by the Board of Directors shall convene the General Meeting of Shareholders.
(Newly added)	(Base Date) Article 12 The base date for the determination of voting rights at the Company's Ordinary General Meeting of Shareholders shall be February 20th of each year.
(Chairman) Article 13 < Omitted >	(Chairman) Article 13 <Not amended>
(Newly added)	(Construing Internet-based disclosures of reference materials for General Meetings of Shareholders as having been effectively provided to shareholders) Article 14 When issuing notifications for the convening of its General Meeting of Shareholders, the Company may use the Internet to disclose information that is contained in, or required to be disclosed on, reference materials, reports on operations, accounting statements and consolidated accounting statements that are provided at such general meetings. When the Company uses the Internet for such disclosures in a manner required by ministerial ordinances of the Ministry of Justice, it may be construed that such information has been provided to its shareholders.

Current Articles of Incorporation	Proposed Amendments
(Method of Adopting Resolutions)	(Method of Adopting Resolutions)
Article 14 Unless otherwise provided in laws or ordinances or by these Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be made by majority of affirmative vote of the shareholders present. Special resolutions prescribed under Article 343 Section 1 of the Commercial Code shall require that shareholders holding more than one-third of the voting rights of all shareholders be present and that at least two-thirds of those present make affirmative votes.	Article 15 Unless otherwise provided by laws or ordinances or by these Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be made by majority of affirmative vote of the shareholders present and entitled to vote. Resolutions prescribed under Article 309 Section 2 of the Corporation Law shall require that more than one-third of shareholders entitled to vote be present and that at least two-thirds of those present vote in the affirmative.
(Execution of Voting Rights by Proxy)	(Execution of Voting Rights by Proxy)
Article 15 < Omitted >	Article 16 <Not amended>
Chapter 4: Directors and the Board of Directors	**Chapter 4: Directors and the Board of Directors**
(Number of Directors)	(Number of Directors)
Article 16 The Company shall have no more than 12 directors. At least two Directors shall be external directors (hereinafter, "External Directors"), as defined in the proviso of Article 21-8 Section 4 of the Law for Special Treatment of the Commercial Code.	Article 17 The Company shall have no more than 12 directors. At least two directors shall be external directors.
(Election of Company Directors)	(Election of Company Directors)
Article 17 A Director shall be appointed by a resolution of the General Meeting of Shareholders. Resolutions for the appointment of Directors will require that shareholders holding more than one-third of the voting rights of all shareholders be present and that a majority of those present vote in the affirmative. Cumulative voting, however, shall not be allowed.	Article 18 A director shall be appointed by a resolution of the General Meeting of Shareholders. Resolutions for the election of directors shall require that more than one-third of shareholders entitled to vote be present and that a majority of those present vote in the affirmative. Cumulative voting, however, shall not be allowed.
(Terms of Directors)	(Terms of Directors)
Article 18 Directors shall serve terms that run from the day they assume office to the close of the Ordinary General Meeting of Shareholders relating to the final accounting period of the ensuing year. The terms of office of Directors who have been appointed to fill vacancies, or appointed upon increase of number of Directors, shall be the same as the remaining terms of other current directors.	Article 19 Directors shall serve terms that run from the day they are elected to office to the close of the Ordinary General Meeting of Shareholders relating to the final business year that falls within a one-year period following their election. The terms of office of directors who have been elected to fill vacancies, or appointed upon increase of number of directors, shall be the same as the remaining terms of other current directors.
(Chairman of the Board of Director)	(Chairman of the Board of Directors)
Article 19 The Board of Director shall elect by resolution one member to act as Chairman.	Article 20 The Board of Directors shall appoint by resolution one of its members to act as Chairman.

Current Articles of Incorporation		Proposed Amendments	
Article 20 to 21	< Omitted >	Article 21 to 22	<Not amended>
(Resolutions by the Board of Directors)		(Resolutions by the Board of Directors)	
Article 22	The adoption of resolutions by the Board of Directors will require a quorum of a majority of Directors and a majority of affirmative votes of Directors present.	Article 23	The adoption of resolutions by the Board of Directors will require that a majority of directors be present for a quorum and that a majority of those present vote in the affirmative.
	(Newly added)		When the Company satisfies requirements prescribed by Article 370 of the Corporation Law, the Board of Directors shall be deemed to have adopted a resolution.
(Regulations of the Board of Directors)		(Regulations of the Board of Directors)	
Article 23	< Omitted >	Article 24	<Not amended>
(External Directors' Exemptions from Liability)		(External Directors' Exemptions from Liability)	
Article 24	The Company may enter into an agreement with its External Directors limiting their liabilities for damages prescribed under Article 21-17 Section 1 of the Law for Special Treatment of the Commercial Code. Such agreements may limit the amount of damages to the higher of: a) an amount determined beforehand in excess of 15,000,000 yen, or b) the total of amounts that are stipulated under Article 266, Section 19 of the Commercial Code, which applies, mutatis mutandis, under Article 21, Section 5 of the Law for Special Treatment of the Commercial Code, unless such damages are caused by willful conduct or gloss negligence of such External Directors.	Article 25	With respect to responsibilities stipulated under Article 423 Section 1 of the Corporation Law, the Company may enter into agreements with external directors that limit their responsibilities to an amount determined beforehand that is in excess of 15,000,000 yen or to an amount stipulated by laws or ordinances, whichever is higher. Such limitations of responsibility shall apply only when such directors have acted in good faith and are involved in no significant negligence.
Chapter 5: Committees		**Chapter 5: Committee**	
(The Establishment of Committees Etc.)			
Article 25	The Company shall establish a Nominating Committee, an Audit Committee, and a Compensation Committee, and shall also appoint Executive Officers. The Company shall not appoint Corporate Auditors.		(Deleted)
(Number of Committee Members)		(Number of Committee Members)	
Article 26	< Omitted >	Article 26	<Not amended>

Current Articles of Incorporation		Proposed Amendments	
(The Appointment and Dismissal of Committee Members)		(The Appointment and Discharge of Committee Members)	
Article 27	The appointment and dismissal of committee members shall be made by resolution of the Board of Directors. However, such directors who serve on the Audit Committee shall not concurrently be Executive Officers, managers, or other employees of the Company or of its subsidiaries (including consolidated subsidiaries); nor shall they be directors with executive authority over business at such subsidiaries.	Article 27	The appointment and discharge of committee members shall be made by resolution of the Board of Directors. However, directors who serve on the Audit Committee shall not concurrently hold positions as executive officers, managers, or other employees of the Company or its subsidiaries; nor shall they hold positions as directors with executive authority over operations at such subsidiaries.
Article 28 to 29	< Omitted >	Article 28 to 29	<Not amended>
Chapter 6: Executive Officers		**Chapter 6: Executive Officers**	
Article 30 to 31	< Omitted >	Article 30 to 31	<Not amended>
(Terms of Office of Executive Officers)		(Terms of Office of Executive Officers)	
Article 32	Executive Officers shall serve terms that run from the date they assume offices to the close of the Board of Directors meeting held immediately following the ordinary General Meeting of Shareholders relating to the final accounting period of the ensuing year.	Article 32	Executive officers shall serve terms that run from the date they are elected to office to the close of the first Board of Directors meeting convened after the Ordinary General Meeting of Shareholders relating to the final fiscal year that falls within a one year period following their election.
(Representative Executive Officers and Ranked Executive Officers)		(Representative Executive Officers and Ranked Executive Officers)	
Article 33	Representative Executive Officers shall be appointed by resolution of the Board of Directors. The Board of Directors shall have the authority to appoint from among its members Executive Officers with the following ranks: Chairman and President (one each), plus a limited number of Vice Chairmen, Executive Vice Presidents, Senior Managing Executive Officers, and Managing Executive Officers.	Article 33	Representative executive officers shall be appointed by resolution of the Board of Directors. The Board of Directors shall have the authority to appoint from among its members executive officers with the following ranks: chairman and president (one each), plus a limited number of vice chairmen, executive vice presidents, senior managing executive officers, and managing executive officers.
Chapter 7: Accounting		**Chapter 7: Accounting**	
(Fiscal Year and Accounting Period)		(Business year and Closing of Accounts)	
Article 34	The Company's fiscal year shall be from February 21st of each year to February 20th of the following year and it shall settle its accounts on the final day of the fiscal year.	Article 34	The Company's business year shall be a one-year period which runs from February 21st of each year to February 20th of the following year. The Company shall close its accounts on the final day of the business year.

Current Articles of Incorporation	Proposed Amendments
(Payments of Dividends to Shareholders)	(Distributions of Retained Earnings)
Article 35 (Newly added)	Article 35 Except when specifically provided for by law or ordinance, the Company shall determine the amounts of its cash distributions of retained earnings and other matters prescribed under Article 459 Section 1 of the Corporation Law by a resolution of the Board of Directors. Such matters shall not require a resolution of the General Meeting of Shareholders.
The Company shall pay dividends to shareholders, or pledgees, who are listed or recorded on the final shareholders' register, or final de facto shareholders' register, for each fiscal period.	The base date for term-end dividends shall be February 20th of each year.
(Newly added)	In addition to the foregoing, the Company may establish a base date and make cash distributions of retained earnings based on such date.
The Company's obligation to pay dividends shall be exempted with the elapse of three years from the date on which the payments in question were commenced. The Company shall not be liable for interest on unpaid dividends.	When assets distributed as dividends are in the form of cash, the Company's obligation to pay dividends shall be exempted with the elapse of three years from the date on which payments in question were commenced. The Company shall not be liable for interest on unpaid dividends.

Agenda Item 2: Election of eight (8) members to the Board of Directors

The terms of office of all eight directors will end at this General Meeting of Shareholders. Accordingly, management submits for election to the Board of Directors eight candidates chosen by the Nomination Committee.

Candidate No.	Name (Date of Birth)	Career summary * The name of the Company in question when the director holds representative management status at such company	Number of the Company's stock owned
1	* Hideo Nojima (Jan. 2, 1939)	Mar. 1964 Joined Okadaya Co., Ltd. May 1988 Appointed Director of the Company May 1990 Appointed Managing Director of the Company Feb. 1992 Appointed Senior Managing Director of the Company Mar. 1995 Appointed Senior Managing Director of the Company in charge of new store format May 1996 Appointed Director and Vice President of Diamond City Co., Ltd. Jun. 1998 Appointed President and CEO of Diamond City Co., Ltd. May 2004 Appointed Chairman of Diamond City Co., Ltd. (current position) * WARNER MYCAL Corp.	30,204

Candidate No.	Name (Date of Birth)	Career summary * The name of the Company in question when the director holds representative management status at such company		Number of the Company's stock owned
2	Motoya Okada (Jun. 17, 1951)	Mar. 1979	Joined the Company	417,296
		May 1990	Appointed Director of the Company	
		Feb. 1992	Appointed Managing Director of the Company	
		May 1995	Appointed Senior Managing Director of the Company	
		Jun. 1997	Appointed President and Representative Director of the Company	
		May 2003	Appointed Director and President and Representative Executive Officer of the Company (current position)	
		* Mycal Corp.		
3	Yoshiki Mori (Sep. 16, 1950)	Mar. 1973	Joined the Company	6,000
		May 1984	Appointed Director of Japan Credit Service Co., Ltd. (now ÆON Credit Service Co., Ltd.)	
		May 1992	Appointed Managing Director of ÆON Credit Service Co. Ltd.	
		May 1994	Appointed Senior Managing Director of ÆON Credit Service Co. Ltd.	
		May 1995	Appointed President and Representative Director of ÆON Credit Service Co. Ltd. (current position)	
		May 2003	Director of the Company (current position)	
		* AEON Credit Service (Asia) Co., Ltd.		
		* AEON Thana Sinsap (Thailand) Plc.		
4	* Yoshiharu Kawato (May. 3, 1943)	Mar. 1966	Joined the Okadaya Co., Ltd.	41,744
		May 1986	Appointed Director of the Company	
		Feb. 1992	Appointed Managing Director of the Company	
		Apr. 1996	Appointed Senior Managing Director of the Company	
		Mar. 1998	Appointed Senior Managing Director of the Company in charge of sales	
		May 2000	Appointed President and Representative Director of ÆON Kosan Co., Ltd. (current ÆON Mall Co., Ltd.) (current position)	
5	Yoshiharu Fukuhara (Mar. 14, 1931)	Apr. 1953	Joined Shiseido Co., Ltd.	0
		Feb. 1978	Appointed Director of Shiseido Co. Ltd.	
		Feb. 1983	Appointed Managing Director of Shiseido Co., Ltd.	
		Feb. 1985	Appointed Senior Managing Director of Shiseido Co., Ltd.	
		Feb. 1987	Appointed Vice President and Representative Director of Shiseido Co., Ltd.	
		Jul. 1987	Appointed President and Representative Director of Shiseido Co., Ltd.	
		Jun. 1997	Appointed Chairman and Representative Director of Shiseido Co., Ltd.	
		Jun. 2001	Appointed Honorary Chairman of Shiseido Co., Ltd. (current position)	
		May 2003	Director of the Company (current position)	
6	Genzo Yamazaki (Mar. 13, 1935)	Apr. 1964	Licensed to practice law	0
		Apr. 1979	Elected Vice Chairman, Daiichi Tokyo Bar Association	
		Apr. 1988	Elected Executive Director, Japan Federation of Bar Associations	
		Apr. 1996	Elected Chairman, Daiichi Tokyo Bar Association Elected Vice Chairman, Japan Federation of Bar Associations	
		Dec. 1997	Appointed bankruptcy trustee for Yaohan Japan Corp.	
		Feb. 2002	Appointed Corporate Auditor, Yaohan Co., Ltd. (now Maxvalu Tokai Co., Ltd.) (current position)	
		May 2003	Director of the Company (current position)	

Candidate No.	Name (Date of Birth)	Career summary * The name of the Company in question when the director holds representative management status at such company		Number of the Company's stock owned
7	Masami Ishizaka (Dec. 5, 1939)	Apr. 1963	Entered Ministry of Finance	0
		Jul. 1992	Director-General of Secretariat, Securities Trading Oversight Committee (MOF)	
		Jun. 1993	Director-General, Financial Bureau (MOF)	
		Jul. 1994	Director-General, Planning & Coordination Bureau, Environment Agency	
		Jul. 1995	Administrative Vice Minister, Environment Agency	
		Jul. 1996	Assistant Director, Auto Insurance Premium Assessment	
		Jul. 1998	Vice-President, Japan National Oil Corporation	
		Jun. 2004	External Auditor, Sunshine City Co., Ltd. (current position)	
		Jul. 2004	Deputy Chairman, The General Insurance Association of Japan (current position)	
8	* Mikio Sasaki (Oct. 8, 1937)	Apr. 1960	Joined Mitsubishi Corp.	0
		Jun. 1992	Appointed Director of Mitsubishi Corp. and Vice President of Mitsubishi International Corp.	
		Jun. 1994	Appointed Managing Director of Mitsubishi Corp. and President of Mitsubishi International Corp.	
		Apr. 1996	Appointed Managing Director of Mitsubishi Corp. in charge of general administration	
		Apr. 1998	Appointed President and Director of Mitsubishi Corp.	
		Apr. 2004	Appointed Chairman and Director of Mitsubishi Corp. (current position)	

(Note 1) Candidates for director Yoshiharu Fukuhara, Genzo Yamazaki, Masami Ishizaka and Mikio Sasaki all meet the requirements for external director as stipulated in the Corporation Law.

(Note 2) Candidate for director Yoshiki Mori is a representative director of ÆON Credit Service Co., Ltd.; the Company has a business relationship with this company that encompasses, among other things, a contract for the provision of credit cards and associated services.

(Note 3) Candidate for director Yoshiharu Kawato is a representative director of ÆON Mall Co., Ltd.; the Company has a business relationship with this company that encompasses, among other things, a contract for the leasing of buildings.

(Note 4) No special interests exist between the Company and other candidates.

(Note 5) An asterisk (*) denotes a candidate for new Director.

Agenda Item 3: Resolution on issuance of stock acquisition rights in form of stock option compensation plan

Using the powers granted in Article 239, Section 1 of the Corporation Law, the Board of Directors is requested at its meeting subsequent to this Ordinary General Meeting of Shareholders to authorize approval for the issuance of stock acquisition rights in the form of a stock option compensation plan to the appointed executive officers of ÆON Co., Ltd., based on the provisions in Articles 236 and 238 of the Corporation Law (Law No. 86, 2005) to be enforced on May 1, 2006, and with issuance conditions as outlined below.

1. Reasons for issuing stock acquisition rights on specially favorable terms

The Company adopted the Company-with-Committees System in May 2003, and the

Compensation Committee that is comprised of two external directors and one internal director reexamined the existing compensation system to reflect the Company's performance to directors' remuneration. As a result, the compensation system for directors was revised from fixed remuneration system to a new system with higher proportion of their remuneration linked to the Company's performance.

The Company also abolished the compensation system governing severance payments to directors on retirement in May 2003 and has been examining a new system to replace it. The Company now plans to introduce stock option remuneration plan.

The purpose of the stock option compensation plan is to provide a morale-boosting incentive to executive officers to improve the Company's mid-to-long-term performance and enhance corporate value. With the stock option compensation plan, remuneration of officers are more linked to the Company's performance and stock price, allowing them to share the benefits of rise in stock price and risks of fall in stock price in tandem with shareholders. We propose to issue stock acquisition rights gratis with a condition that the amount to be paid to exercise stock options is one yen per share as described below.

In the future, the Company plans to continue a gratis allocation of stock acquisition rights to executive officers as a stock option compensation plan based on the provisions of relevant law.

2. Particulars of stock acquisition rights issuance

(1) Name of stock acquisition rights

ÆON Co., Ltd. the first stock acquisition rights (stock option remuneration plan)

(2) Type and number of shares purchasable by exercising stock acquisition rights

ÆON Co., Ltd. common stock: limited to a maximum of 66,500 shares.

The number of shares purchasable by exercising stock acquisition rights shall be adjusted according to the formula below in the event of any stock split or merger involving the Company's shares. However, such adjustment shall only be applied to the number of purchasable shares corresponding to any unexercised stock options at that time. Any fractional shares of less than one unit created by such adjustment shall be rounded down.

Post-adjustment number = Pre-adjustment number × Split (or merger) ratio

Similarly, appropriate adjustments to the number of purchasable shares shall be made within the limits of reason in the event of any merger involving the Company or stock split that happens subsequent to the issuance of the stock options, or in the case of any other eventuality necessitating such adjustment. Such adjustments shall also reflect the merger or stock split ratios involved.

(3) Total issuance of stock acquisition rights

The maximum number of stock options that can be granted under the plan shall be 665.

The number of purchasable shares per stock acquisition rights shall equal 100. However, the number of purchasable shares per option shall be adjusted where necessary in accordance with the provisions outlined in (2) above.

(4) Issuance value and date of stock acquisition rights

All stock acquisition rights shall be issued gratis and shall be issued on April 21, 2007.

(5) Amount to be paid to exercise stock acquisition rights

The amount to be paid to exercise stock acquisition rights shall equal the amount to be paid per share for any stock issued or transferred due to the exercise of stock acquisition rights (hereinafter referred to as "exercise price") multiplied by the number of shares per stock acquisition rights. The exercise price shall equal one yen. However, in the event of any adjustment to the number of purchasable shares per stock acquisition rights, the price to be paid per share shall equal one yen multiplied by the post-adjustment number of shares.

(6) Exercise period for stock acquisition rights

From May 21, 2007 to May 20, 2022

(7) Other conditions attached to exercising stock acquisition rights

1) Persons allotted stock acquisition rights (hereinafter referred as "stock acquisition rights holder") must hold the position of executive officer of ÆON Co., Ltd. at the time of exercising stock acquisition rights. However, if the stock acquisition holders have retired from that position, they can exercise their rights within the period until no later than five years from the retirement date.

2) Stock acquisition rights shall be exercised in a lump, and partial exercising of stock acquisition rights shall not be permitted.

(8) Reasons for and conditions of cancellation and expiry of stock acquisitions rights

1) Stock acquisition rights shall lapse automatically if left unexercised at the end of the exercise period, or, within the exercise period, in the event of five years elapsing from the day of the retirement of the rights holder.

2) The Company reserves the right to acquire without compensation and to cancel any stock acquisition rights granted to a rights holder in any of the following eventualities:

(a) Any serious violation of national laws or of the Company's internal regulations by the option holder

(b) Imprisonment of the rights holder for a criminal offence

(c) Appointment of the rights holder to a position of director or employee of a rival company, or consent to such appointment, without prior permission of the Company

(d) Official inheritance of stock acquisition rights by a successor as defined in (10) below

(e) Receipt of written request from rights holder for complete renouncement of rights relating to stock acquisition rights

3) The Company shall acquire without compensation and cancel the requisite stock acquisition rights following any resolution passed by the Board of Directors that orders the partial or total acquisition of such.

(9) Prohibition on transfer of stock acquisition rights

Stock acquisition rights holders and successor of such rights as defined in (10) below shall neither transfer stock acquisition rights nor pledge the rights as collateral.

(10) Inheritance of stock options

In the event of the death of the rights holder, one person may inherit any unexercised stock acquisition rights owned by the deceased as long as that person (hereafter referred to as "the successor") is a legally designated heir. Once officially inherited, the successor may not bequeath the stock acquisition rights to another heir.

(11) Issuance of stock acquisition rights certificate

Stock acquisition rights holders and successor of such rights shall not request the issuance of certificate on stock acquisition rights.

(12) Amount to be included in shareholders' equity when issuing the Company's common stock upon exercising stock acquisition rights

Stock acquisition rights holders and successor of such rights shall not request the issuance of certificate.

(13) Allotment of stock acquisition rights

Stock acquisition rights shall be allotted to executive officers of the Company elected (including those re-elected) at the Board of Directors to be held on May 12, 2006.

(14) Other conditions

The Board of Directors shall determine any other conditions related to stock options.

[For reference]

Candidates for executive officers

	Name	Current Position
President and Representative Executive Officer	Motoya Okada	
Executive Vice President	Naoki Hayashi	Shopping Center Development Business
Executive Vice President	Akihito Tanaka	China Operations
Executive Vice President	Masaaki Toyoshima	Corporate Strategy and Corporate Business Development
Executive Vice President	Kunihiko Hisaki	Merchandising
Executive Vice President	Shouhei Murai	GMS Business
Senior Vice President	Tetsu Tomonaga	Supply Chain Management
Senior Vice President	Atsunobu Agata	Information Technology
Senior Vice President	Akinori Yamashita	Finance, Accounting, and Affiliated Companies
*Senior Vice President	Tetsuo Imoto	Personnel Management and General Affairs, and Business Ethics
Senior Vice President	Yuichiro Okauchi	Food Merchandising Division
Senior Vice President	Yasuhide Chikazawa	Kanto Regional Company
Senior Vice President	Yoshitomo Suzuki	H&BC Merchandising Division
Senior Vice President	Yuiken Tsutsumi	Corporate Communications Department
Senior Vice President	Kazunori Umemoto	Administration Control Division
Senior Vice President	Yoshihiro Izuka	Apparel Merchandising Division
*Senior Vice President	Tsutomu Kajita	International Business
Vice President	Kunio Nakamura	Maxvalu Division
Vice President	Korehide Arai	Apparel Planning Team
*Vice President	Shuichiro Hara	Financed Accounting Division
Vice President	Shigeyuki Hayamizu	Affiliated Companies Division
Vice President	Soichi Okazaki	Supercenter Business Division
*Vice President	Kazumasa Ishii	President of ÆON (CHINA), LTD.
*Vice President	Hideshi Shigita	Personnel Management Division
*Vice President	Nobuhisa Takahashi	Shopping Center Business Division

Rank	Name	Current Position
*Vice President	Yuhou Iesaka	Chubu Regional Company
*Vice President	Masao Tsuiki	Nishi Nihon Regional Company
*Vice President	Koichi Matsuhaba	Kita Nihon Regional Company
*Vice President	Mitsuko Tsuchiya	Customer Relations
*Vice President	Kuniaki Miyachi	Quality Control Division

An asterisk (*) denotes a candidate for new Vice President. Current Position shows the prospective position as of May 12, 2006.

Announcement regarding the commencement of Takeover Bid (TOB) on Diamond City shares

Following the articles on the newspapers this morning regarding our alleged intentions in relation to Diamond City and Aeon Mall, our board of directors, in an urgent board meeting convened this mourning, have decided on the subject of TOB. This decision was made today, in order to avoid possible confusion in the market, and to avoid any harm to the interest of the shareholders of Diamond City, Aeon Mall, Aeon, and Mitsubishi Group.

Accounting of extraordinary gain from the sale of Sports Authority shares

We have accounted a JPY 3,544Million gain from the sales of the THE SPORTS AUTHORITY, INC. (TSA) shares. The sale of the shares of TSA resulted from TSA becoming a non-publicly traded corporation subsequent to the company being acquired by a US investment fund.

This sale is made on good terms and the transaction will not affect the joint venture and license arrangement between TSA and our subsidiary Mega-Sports.

Accounting of extraordinary gain (unconsolidated level) resulting from the sale of Aeon Techno

We have accounted a JPY 20,892Million gain from the reorganization of our maintenance business. In the transaction, all the shares of Aeon Techno, currently held by Aeon Co., has been sold to Japan Maintenance. This resulted in Aeon Techno becoming 100% owned by Japan Maintenance, a subsidiary of Mycal Co. As Mycal being a consolidated subsidiary of Aeon Co., the transaction will not bear any impact on consolidated results of Aeon for FYE February. Impact on unconsolidated results of Aeon Co., is being calculated and should be reported dully.

Announcement on dissolution of a subsidiary

We hereby announce the dissolution of our wholly owned subsidiary "Tsuruoka Suehiro Buillding Co.". The subject company held and leased the premises of our JUSCO Tsuruoka store. The company was dissolved following the termination of the land leasehold at the subject premises. The losses in connection to the dissolution of the subject company are already accounted for and will not have any impact on Aeon's financial results for FYE Feb. 2007.

Announcement on dissolution of a subsidiary

We hereby announce the dissolution of our wholly owned subsidiary "Bonberta Isejin". The subject company had been operating a department store for over 36 years. The company was dissolved following the termination of the lease of the premises of its operation. The losses in connection to the dissolution of the subject company are already accounted for and will not have any impact on Aeon's financial results for FYE Feb., 2007.